

FIRST GUARANTY BANCSHARES, INC.



9

DECADES OF COMMITMENT TO
CUSTOMER SERVICE

2024 ANNUAL REPORT





FIRST GUARANTY BANCSHARES, INC.

CELEBRATES

---

90 YEARS
90 YEARS
90 YEARS
90 YEARS
90 YEARS
90 YEARS

FIRST GUARANTY BANCSHARES, INC.
CORPORATE INFORMATION


FGB
FIRST GUARANTY BANK
CELEBRATES
90 YEARS

ANNUAL MEETING
The Annual Meeting of Shareholders will convene at 2:00 PM Central Daylight Saving Time (CDT) on
Thursday, May 15, 2025 in the FGB Center
206 S. Orange Street
Hammond, LA 70403

CORPORATE HEADQUARTERS
First Guaranty Square
400 East Thomas Street
Hammond, Louisiana 70401-3320
Telephone: (888) 375-3093

SHAREHOLDER SERVICES
First Guaranty Bancshares, Inc.
Post Office Box 2009
Hammond, Louisiana 70404-2009
Contact: Vanessa R. Drew
Telephone: (985) 375-0343
Email: investorrelations@fgb.net

CERTIFIED PUBLIC ACCOUNTANTS
Griffith, DeLaney, Hillman & Lett
Ashland, Kentucky

FINANCIAL AND GENERAL INFORMATION
Persons seeking financial or other information about the Company are invited to contact:

Eric J. Dosch
Chief Financial Officer, Treasurer and Secretary
First Guaranty Bancshares, Inc.
Post Office Box 2009
Hammond, Louisiana 70404-2009
Telephone: (985) 375-0308

NOTICE TO SHAREHOLDERS
A copy of the First Guaranty Bancshares, Inc. Annual Report filed on Form 10-K with the U.S. Securities and Exchange Commission can be accessed through the Company's website at www.fgb.net or is available without charge by writing.


Scan here or go to investors.fgb.net
to visit our Investor Relations site.

**NASDAQ Stock Ticker Symbol:
FGBI and FGBIP**




FIRST GUARANTY BANK CELEBRATED 90 YEARS OF COMMITMENT TO CUSTOMER SERVICE.

On December 31, 2024, total assets were $3.97 billion, net income was $12.4 million, and earnings per common share were $0.81. Return on average assets was 0.34% and return on average common equity was 4.58%. First Guaranty Bancshares, Inc. shares trade on the Nasdaq Global Market Exchange and has paid quarterly dividends for 126 consecutive quarters at December 31, 2024.

PROFILE

First Guaranty Bancshares, Inc. is the holding company of First Guaranty Bank, which it wholly owns. The Bank is a full-service financial institution with 31 locations throughout Louisiana, 5 locations in Texas, and 1 in Kentucky and West Virginia. Headquartered in Hammond, Louisiana, the Company had 399 employees as of December 31, 2024.

PERFORMANCE GRAPHS

Book Value Growth Per One 1993 Share [1]
(per common share)



[1] Book value has been adjusted for cumulative stock splits and dividends 3.22 times since 1993.

Dividends Per One 1993 Common Share [2]



[2] Cash dividends from the perspective of one original common stock from 1993 to present, this considers the impact of stock splits and stock dividends.

Cash Dividends on Common Stock (In thousands)



First Guaranty Bancshares, Inc. is the holding company for First Guaranty Bank. First Guaranty Bank celebrated 90 years last year. Throughout the years many things have changed but one key constant remains: our commitment to customer service.



EXTENDING CUSTOMER SERVICE BEYOND THE BANK DOOR

First Guaranty Bank remains dedicated to giving back to the communities we serve, not only through financial contributions but also through the time and energy of our employees and financial education initiatives like the FGB Financial Foundations program.

First Guaranty Bank is guided by values of integrity, customer focus, mutual respect, teamwork, initiative, professionalism, quality, and innovation. These core values are the building blocks of banking excellence. Teamwork and the ability to properly serve our customers form the foundation for the continued success of First Guaranty Bank.

FIRST GUARANTY BANK – RESILIENCE

Over the course of nine decades, First Guaranty Bank has grown from one location in Hammond, Louisiana, to 31 locations across Louisiana, Texas, Kentucky, and West Virginia always with a focus on enhancing customer service and remaining customer-centric.

Due to economic conditions in 2024, First Guaranty Bank reassessed its business and staffing model leading to the strategic decision to adopt a new approach: slower growth, a consolidated staff, and the utilization of automation and technology.

These changes were implemented to better serve our customers, align with industry peers, and focus on the new strategy. As a result, profitability and efficiency improved, enabling the bank to offer competitive loan and deposit rates.







Marshall T. Reynolds
Chairman of the Board

FIRST GUARANTY BANCSHARES, INC.

Dear Shareholders,

2024 proved to be a very bad year for First Guaranty Bank. The answer is quite simple. Around mid-2023 we started making some rather large loans and continued this process through mid-2024. Our retained earnings should have been around $10 million per year. At 10% capital you can see we could afford around $100 million growth in loans. Having our loan growth at about $500 million makes us substandard in capital. The Federal Reserve quickly escalated interest rates causing this situation which further escalated our problem. The Federal Reserve is a minor portion of this problem. Last, we are the major problem for getting after loans while interest rates were rising, we consequently find ourselves short on capital and long on loans.

We have done a multiplicity of things to rectify this situation.

1. Reduced employment by over 100 people

2. Sold some loans at a discount

3. Replaced our CEO

As you can see, we have pulled out all the stops. I do believe we will return to a first-class institution paying a good dividend once again. Your help and support are solicited and needed. Your Board of Directors is pulling hard together, and we are committed to winning this battle.

MARSHALL T. REYNOLDS
Chairman of the Board
FIRST GUARANTY BANCSHARES, INC.
Chairman of the Board
FIRST GUARANTY BANK

®





Michael R. Mineer

Chief Executive Officer & President

Dear Shareholders,

First Guaranty Bank has made significant strides in implementing our new business strategy. We initiated this strategy in the third quarter of 2024. The strategies were to reduce risk on the balance sheet by slowing loan growth, expanding on balance sheet liquidity, increasing the allowance for credit losses, accelerating capital growth and reducing non-interest expense.

In banking, there are only two ways to make money. One must either increase revenue or decrease costs. We are working to align our capital levels to our risk profile, which slows revenue growth; therefore we have diligently worked to reduce our expenses.

We took steps to reduce our overall workforce by 20%, optimized our sales force with a 40% reduction and we are eliminating 4 underperforming branches. We are using technology to streamline operations and eliminate unnecessary contracts. Additionally, our Board of Directors have unanimously voted to eliminate all directors' fees. These collective efforts generated pretax savings of more than $12 million on an annual basis.

The organization is transforming into strong risk management practices. We are balancing our ALM model to make us less susceptible to market interest rates. We have completed a comprehensive annual loan review, both internally and independent external, of our loan portfolio which has unfortunately, yet proactively led to increased criticized assets and non-performing assets. We adjusted our under-writing processes, boosted our allowance for credit losses and established a very proactive credit management culture.

Our balance sheet profile and size has driven the necessity to preserve more capital at the bank to support the level of growth from our past. We have reduced risk weighted asset growth at the bank level, worked to improve earnings from cost cutting measures, and reduced our common dividend allowing earnings accretion thereby improving our overall capital ratios.

Our new business strategy is different from our recent past. Controlled growth, measured expense reductions, sound balance sheet risk management and sound credit underwriting are our guiding principles. Our senior management team has been aligned to execute within their respective areas on these principles. While market forces are like the wind constantly changing, we will constantly change and set our sails to meet our destination of a much stronger return on assets, return on equity and increasing net tangible book value.

As we look forward, we remain committed to delivering the highest level of service with the same dedication and passion that we have built throughout the decades.

Thank you for being a part of this journey and for your trust and support.

Michael R. Mineer

Michael R. Mineer
Chief Executive Officer & President
FIRST GUARANTY BANCSHARES, INC.
Chief Executive Officer & President
FIRST GUARANTY BANK





REPORT FROM THE CHIEF FINANCIAL OFFICER

Eric J. Dosch

Chief Financial Officer

First Guaranty continued in its 90th year serving the banking needs of our local communities with excellence in customer service and with a renewed focus in improving our business. First Guaranty initiated several strategic changes in mid-2024. Our strategies included reducing loan growth while increasing the allowance for credit losses, expanding on balance sheet liquidity with higher levels of cash and short duration securities, improving capital levels and ratios and reducing non-interest expenses.

First Guaranty's loans declined $54.9 million in 2024 compared to growth of $229.6 million in 2023. Total loans were $2.69 billion at December 31, 2024 compared to $2.75 billion at December 31, 2023. Loan interest income, however, increased $23.3 million during 2024 to a total of $190.4 million compared to total loan interest income of $167.1 million in 2023 despite the reduction in loan balances. The increase was due to loans repricing to higher market rates and due to new higher rate originations during the year. Loan yields averaged 6.86% during 2024 compared to 6.41% during 2023. First Guaranty was able to improve loan revenue via rate rather than by volume during 2024.

First Guaranty increased liquidity during 2024 and the income generated by cash and securities. Cash and cash equivalents increased from $286.5 million at December 31, 2023 to $564.2 million at December 31, 2024. Investment securities totaled $602.7 million at December 31, 2024 an increase of $198.6 million from $404.1 million at December 31, 2023. Interest income from this liquidity portfolio increased 97 percent to $31.3 million in 2024 compared to $15.9 million in 2023.

First Guaranty grew its deposit balances in 2024. First Guaranty increased total deposits by $467.2 million during 2024. The majority of deposit growth occurred with time deposits. Our strategy balanced both local deposit growth and growth with select issuance of brokered time deposits. The majority of time deposits were kept at a maturity of three years or less in order to provide pricing flexibility should interest rates decline. First Guaranty's newest Mid-East market of Kentucky and West Virginia grew deposits $48.4 million from $51.6 million at December 31, 2023 to $100.0 million at December 31, 2024. This deposit growth was impressive during a time of significant market competition for deposits.

Net interest income before allowances for credit losses increased to $88.4 million in 2024 compared to $84.7 million in 2023.

The provision for credit losses increased $16.3 million to $20.0 million in 2024 from $3.7 million in 2023. The allowance for credit losses increased to $34.8 million at December 31, 2024 from $30.9 million at December 31, 2023. The allowance for loan losses to total loan ratio increased to 1.29% of total loans at December 31, 2024 compared to 1.13% at December 31, 2023.

Total shareholders' equity increased $5.4 million to $255.0 million at December 31, 2024 from $249.6 million at December 31, 2023. Retained earnings increased $5.0 million in 2024. First Guaranty's Bank level risk weighted capital ratio increased from 11.20% at December 31, 2023 to 12.11% at December 31, 2024.

First Guaranty's total non-interest expense was $77.1 million in 2024, a decline of $2.5 million compared to total non-interest expense of $79.7 million in 2023. The decline in non-interest expense reflected the cost reduction strategies initiated in the second half of 2024.

First Guaranty continues to build strength to move forward. We will continue to move forward using the new strategies initiated in 2024. We believe that the combination of these efforts will help move First Guaranty Bancshares, Inc. forward into 2025 and beyond.

Eric J. Dosch
Chief Financial Officer
FIRST GUARANTY BANCSHARES, INC.
Chief Financial Officer
FIRST GUARANTY BANK







Randy S. Vicknair
Senior Vice President/
Chief Lending Officer

2024 was a year of change for the First Guaranty Bank team.

Throughout the year, the team adapted and evolved to new changes for the bank. Our CEO for 15 years, Alton Lewis, retired paving the way for the promotion of Mike Mineer to the CEO position. The change in leadership brought a new direction for the bank and the team while maintaining our focus on the creation of a strong balance sheet and resilient bank. We implemented a new loan origination system called Abrigo to better assist us with the origination and servicing of our loans. A final key change was the restructuring of several departments to improve efficiency. Despite the changes, one thing remained the same, First Guaranty Bank's commitment to customer service over the last 90 years. Our customers are the reason we are here!

Following our strategy, First Guaranty Bank's total loan portfolio declined to $2.69 billion as of December 31, 2024, which was a $54.9 million decrease over the previous year end of $2.75 billion. We remain focused on the communities we serve with the First Guaranty Bank team closing over $300 million in new money loans, which was partially offset by the standard amortization of the portfolio plus early loan payoffs exceeding $55 million. Average yield continued to improve with fourth quarter yields of 6.72%.

First Guaranty Bank's markets were solid in 2024, with significant contributions from all regions. As with prior years, the team continues to diligently pursue opportunities which resulted in contributions to loan and deposit growth throughout the year.

I look forward to new changes and opportunities in 2025!

Thank you!

Randy S. Vicknair
Senior Vice President/Chief Lending Officer
FIRST GUARANTY BANK




JORDAN M. LEWIS
Texas Area President

Dear Shareholder,

For nine decades, First Guaranty Bank has honored the needs of its customers, its employees, and its shareholders. That balance has been maintained through a culture of customer service – with each of the three groups a part of the community that comprises our customer. Barring that culture of customer service, we could not succeed at our organizational mission.

When First Guaranty Bank first entered Texas in 2017, we had to introduce ourselves to our customers: to win their trust and prove we could deliver. Culture is not easily replicated, and it has required discipline in how we acted, how we listened, how we spent our time, how we responded, and how we communicated with stakeholders. Good customer service was not achieved overnight but took months and even years to form in our newest regions. First Guaranty Bank did the work in Texas to successfully establish a culture of community service consistent with our nine decades of experience.

Like most regions across America, Texas experienced the squeeze of the high-rate environment coupled with inflationary forces in 2024. Substantial changes in organizational makeup and systems added to the complex environment. A dynamic leadership acted quickly to cut costs and bring the bank into the healthiest possible position. Every step of the plan reasserted our commitment to our customers. In Texas, the result was a 25.73% increase in the region's contribution to profitability in 2024 - about a 300% increase since 2019 – and a stronger relationship with our communities. Deposits grew, as did the loan portfolio. Teammates banded together to see how we could bring stability and confidence to our region during turbulent times, and to celebrate our victories.

Few organizations pass through nine decades, none do so unscathed. Sacrifices had to be made, and every member of our organization shared in that sacrifice. There were difficult times. However, the commitment did not waiver: we maximized value for our customers, our employees, and our shareholders.

Going forward to the next 90 years, you can be confident that our organization is strong. The investment in Texas continues to grow and yield strong returns. Our resolve to this mission is unwavering, and we will continue to stand the test of time by the way we serve.

Ever onward,

Jordan Montgomery Lewis

Jordan Montgomery Lewis
Texas Area President
FIRST GUARANTY BANK

REPORT FROM THE KENTUCKY/WEST VIRGINIA AREA PRESIDENT



SAM J. GALLO

Kentucky/West Virginia Area President

The Mid East Region had a very successful year in growing our franchise in both Kentucky and West Virginia markets. In not even two years of business, the team had grown deposits to nearly $100 million and opened over 1,600 accounts as 2024 came to a close. This deposit growth was over $40 million, year over year. This is an amazing accomplishment that was made possible by the hard work and efforts of every employee in the Mid East Region.

The lending side was also successful with the bulk of the loan growth occurring in the first six months of 2024. Outstanding loans as of December 2024 were $335 million, a growth in loans of over $50 million, year over year.

Our goals for 2025 are fairly simple. We want to get back to the basics. We want to ensure we take good care of our current clients while focusing on "Relationship Banking" as we move forward in the future. We feel that if we focus on "Relationship Banking" this will allow us to grow our franchise the right way while increasing shareholder value. Also, a very important initiative will be to get out into our communities and strive to brand the First Guaranty Bank name. Last, but not least, we will continue to focus on strong portfolio management with the goal of maintaining strong credit quality.

SAM J. GALLO
Kentucky/West Virginia Area President
FIRST GUARANTY BANK

REPORT FROM THE SENIOR VICE PRESIDENT



Glenn A. Duhon, Sr.

Senior Vice President/ Regional Manager

The Southwest Louisiana Region continues to commit to customer service just as First Guaranty Bank has done for the last 90 years. In this region we are lucky to have the majority of customers long term, loyal, profitable, and concerned about their financial future. We are also fortunate to have the support of management and our Board of Directors who are concerned about customer service and the future of First Guaranty Bank.

Our farmers had a decent year in 2024. A few areas had lower than expected rice yields due to getting rain at the wrong time, causing false rice, resulting in lower yields, but most should still meet all of their financial obligations. The sugar cane crop had excellent stands, yields were good with a few areas affected by muddy fields during harvest, however, they should also meet their financial obligations. It's a little early to comment on crawfish production, but so far it seems we will have a good season.

This region is now made up of Abbeville and Jennings. Lake Charles loan production office is now in a different region. Our Jennings branch ended the year with $48.2 million in deposits and $4.6 million in loans. The Abbeville branch ended with $184.2 million in deposits and $100.8 million in loans. Summing up, the region ended with a total of $232.4 million in deposits and $105.4 million in loans.

We are thankful for another successful year, our customers, employees, management, and Board of Directors, everyone working together.

Sincerely,



Glenn A. Duhon, Sr.

Senior Vice President/Regional Manager

FIRST GUARANTY BANK



Our Mission

The mission of First Guaranty Bank and First Guaranty Bancshares is to increase the shareholder value while providing financial services for and contributing to the growth and welfare of the communities we serve.

Our Values



We believe that each customer is our most important customer and should be treated as such. We endeavor to provide levels of service that exceed the expectations of all our customers.



We believe that our employees are our greatest asset as demonstrated in their professionalism and dedication. We encourage open communications and strive to cultivate an entrepreneurial environment in which our employees feel highly responsible for the performance of the bank, and an environment where they will contribute new ideas and innovations that will help us excel.



We seek to enhance stockholder value by continually improving the quality of earnings, growth in earnings, return on equity and dividend payout.



We strive to be a socially responsible corporate citizen by supporting community activities and encouraging our employees to be actively involved in our communities. We are committed to the success of the communities that we serve, the same communities our employees call home. Our goal is to participate in making our communities better places in which to live, work and play.



After serving as President and CEO for nearly 15 years, Alton Lewis retired from First Guaranty Bank in May 2024.

Alton Lewis joined First Guaranty Bank in October 2009 as Chief Executive Officer, after practicing law in Louisiana for 30 years and being elected to the Bank's Board in 2002. He later took on additional responsibilities as the President of First Guaranty Bank and President of First Guaranty Bancshares, Inc.

Under his leadership, First Guaranty Bank went public in 2015 as First Guaranty Bancshares, Inc., setting FGB up for new opportunities of growth and expansion. Soon after, FGB expanded its footprint by entering the Texas market in 2017 through the acquisition of Synergy Bank, followed by the acquisition of Union Bank in Central Louisiana in 2019 and opening a branch in Kentucky in 2023 and West Virginia in 2024.

Alton's leadership was not without its fair share of obstacles. He successfully navigated FGB through the challenges posed by the Covid epidemic and the Silicon Valley banking crisis, demonstrating exceptional leadership and resilience.

Alton's love for each community that FGB served helped to foster a community bank philosophy. One where the employees were just as passionate about giving back as he was. Alton truly believed that every employee was a BIG DEAL. One of his proudest achievements was when First Guaranty Bank was recognized by Lending Tree and



Newsweek as the Best Small Bank in the United States for three consecutive years. He believed this was testament to the dedication of FGB's entire staff and its loyal customers.





Under Alton's direction, First Guaranty Bank transformed into a robust, prosperous, and well-managed institution, leaving a lasting legacy of resilience and community commitment. By May 2024, First Guaranty Bank had grown its total assets to $3.5 billion, establishing a strong presence throughout Louisiana, Texas, Kentucky, and West Virginia.

Alton continues to serve as a member of the Board of Directors for First Guaranty Bank and First Guaranty Bancshares, Inc.

The entire First Guaranty Bank team extends their heartfelt wishes to Alton for a wonderful and well-deserved retirement!

FGB FIRST GUARANTY BANK BOARD OF DIRECTORS



Edwin L. Hoover, Jr.   Morgan S. Nalty   Jack Rossi

Seated (L-R): Edgar R. Smith, III, Gloria M. Dykes, Marshall T. Reynolds, Ann A. Smith, Michael R. Mineer

Standing (L-R): Nancy C. Ribas, Dr. Phillip E. Fincher, Andrew Gasaway, Jr., Anthony J. Berner, Jr., Richard W. "Dickie" Sitman, Alton B. Lewis, Bruce McAnally, William K. Hood, Robert H. Gabriel, Jack M. Reynolds

FGB FIRST GUARANTY BANCSHARES, INC. BOARD OF DIRECTORS

Front row (seated): Marshall T. Reynolds
Back row: Bruce McAnally, Edgar R. Smith III, William K. Hood, Vanessa R. Drew, Alton B. Lewis



ATM LOCATIONS

SOUTH LOUISIANA

ABBEVILLE, LA
799 West Summers Drive

AMITE, LA
100 East Oak Street

1014 West Oak Street

BEDICO, LA
Bedico Supermarket:
28473 Highway 22

DENHAM SPRINGS, LA
2231 South Range Avenue

GREENSBURG, LA
6151 Highway 10

HAMMOND, LA
1201 West University Avenue

North Oaks Medical Center:
4 Medical Center Drive

North Oaks Rehabilitation Center:
1900 South Morrison Boulevard

INDEPENDENCE, LA
455 Railroad Avenue

JENNINGS, LA
500 North Cary Avenue

KENTWOOD, LA
723 Avenue G

LIVINGSTON, LA
(LPMC) Livingston Parish
Medical Center:
17199 Spring Ranch Road

LORANGER, LA
19518 Highway 40

ROBERT, LA
Robert's Supermarket:
22628 Highway 190

SLU STUDENT UNION, HAMMOND, LA
303 Union Avenue

WALKER, LA
29815 Walker Road South

WATSON, LA
33818 Highway 16

NORTH LOUISIANA

BENTON, LA
189 Burt Boulevard

BOSSIER CITY, LA
4221 Airline Drive

DUBACH, LA
117 East Hico Street

HOMER, LA
401 North 2nd Street

OIL CITY, LA
126 South Highway 1

CENTRAL LOUISIANA

ALEXANDRIA, LA
1701 Metro Drive

6201 Coliseum Boulevard

BUNKIE, LA
1110 Shirley Road

HESSMER, LA
2705 Main Street

MARKSVILLE, LA
211 East Tunica Drive

MOREAUVILLE, LA
10710 Highway 1

TEXAS

FORT WORTH, TX
2001 North Handley Ederville Road



ITM LOCATIONS

AMITE, LA
632 West Oak Street

GUARANTY WEST, LA
2111 West Thomas Street

HAMMOND MAIN OFFICE, LA
400 East Thomas Street

KENTWOOD, LA
301 Avenue F

PONCHATOULA, LA
500 West Pine Street

VIVIAN, LA
212 N. Pine Street

VANCEBURG, KY
15 Second Street

BRIDGEPORT, WV
1000 Jerry Dove Drive





7 WAYS
To check your daily balance
Use Online Banking 1
2 Download our app!
TEXT 226563
Enable Text Banking 3
4 Visit an ITM
Use 24-Hour Telephone Banking 5
6 Call our Customer Support Center
Stop by your local FGB branch 7
FIRST GUARANTY BANK
Member FDIC

FGB® 90

FIRST GUARANTY BANK BANKING LOCATIONS


KENTUCKY
30
WEST VIRGINIA
31
25
28
26
27
30
TEXAS

FGB □ FIRST GUARANTY BANK BANKING LOCATIONS



LOUISIANA

LOCATIONS

1. **Main Office Hammond, LA** – Guaranty Square
2. Hammond, LA – Guaranty West
3. Abbeville, LA
4. Alexandria, LA
5. Amite, LA
6. Benton, LA
7. Bossier City, LA
8. Bunkie, LA
9. Denham Springs, LA
10. Dubach, LA
11. Greensburg, LA

12. Hessmer, LA
13. Homer, LA
14. Independence, LA
15. Jennings, LA
16. Kentwood, LA
17. Lake Charles, LA – Loan Production Office
18. Marksville, LA – Tunica
19. Moreauville, LA
20. Oil City, LA
21. Ponchatoula, LA
22. Vivian, LA

23. Walker, LA
24. Watson, LA
25. Denton, TX
26. Fort Worth, TX
27. Garland, TX
28. McKinney, TX
29. Waco, TX
30. Vanceburg, KY
31. Bridgeport, WV


	Earnings	Total Common Dividends Paid	Cumulative Retained Earnings (Deficit)*	Notable Events
1993	$2.1 million	$ 200,000	$(4,984,000)	▪ Investors purchased $3.6 million of common stock
1994	$1.7 million	$ 601,000	$(3,879,070)	
1995	$2.1 million	$ 815,000	$(2,796,000)	▪ Investors purchased $337,000 of common stock
1996	$3.3 million	$1,020,000	$ (774,000)	▪ Three-for-two stock split
1997	$3.4 million	$1,223,000	$ 1,205,000	
1998	$3.4 million	$1,223,000	$ 3,482,000	
1999	$3.4 million	$1,316,000	$ 4,473,000	▪ Investors purchased $9.6 million of common stock ▪ Acquired 13 branches from Bank One of Louisiana ▪ Acquired First Southwest Bank
2000	$5.0 million	$1,530,000	$ 5,027,000	▪ Gains from sale of acquired branches net of tax totaling $2.8 million
2001	$6.0 million	$1,668,000	$ 8,638,000	▪ Acquired Woodlands Bancorp ▪ Gains from sale of acquired branches net of tax totaling $1.3 million
2002	$3.5 million	$1,751,000	$10,426,000	
2003	$7.0 million	$2,086,000	$13,967,000	
2004	$8.6 million	$2,752,000	$19,771,000	
2005	$6.0 million	$3,173,000	$23,351,000	▪ Four-for-three stock split
2006	$8.4 million	$3,335,000	$28,402,000	
2007	$9.8 million	$3,503,000	$34,671,000	▪ Acquired Homestead Bancorp
2008	$5.5 million	$3,558,000	$36,626,000	
2009	$7.6 million	$3,558,000	$40,069,000	
2010	$10.0 million	$3,558,000	$45,203,000	
2011	$8.0 million	$3,610,000	$47,650,000	▪ Acquired Greensburg Bancshares
2012	$12.1 million	$4,035,000	$53,702,000	▪ 10% common stock dividend ▪ Dividend rate per share remains $0.16 per quarter
2013	$9.1 million	$4,027,000	$58,102,000	▪ Total loans exceeded $700 million
2014	$11.2 million	$4,027,000	$64,905,000	▪ Retained earnings grew by $6.8 million ▪ Total loans reached $790 million
2015	$14.5 million	$4,247,000	$73,445,000	▪ 10% common stock dividend ▪ Listed in NASDAQ ▪ Redeemed SBLF Preferred Stock
2016	$14.1 million	$4,870,000	$82,668,000	▪ Loans totaled $949 million ▪ 94th consecutive quarterly dividend



FIRST GUARANTY BANK EARNINGS & DIVIDENDS

	Earnings	Total Common Dividends Paid	Cumulative Retained Earnings (Deficit)*	Notable Events
2017	$11.8 million	$5,210,000	$89,209,000	▪ Grand openings of Bossier City, LA Banking Center ▪ Acquisition of Synergy Bank and addition of five new Texas locations ▪ 50% ownership in Centurion Insurance Services allowing First Guaranty to sell insurance products
2018	$14.2 million	$5,636,000	$97,786,00	▪ Grand opening of Lake Charles, LA Loan Production Office ▪ Total loans surpassed $1.2 billion
2019	$14.2 million	$5,803,000	$106,244,000	▪ 106th consecutive quarterly dividend ▪ Acquisition of The Union Bank and addition of seven new Louisiana locations ▪ Completed and opened our new Amite branch office ▪ Celebrated openings of Texas branches ▪ Installed four ITMs
2020	$20.3 million	$6,234,000	$120,328,000	▪ 110th consecutive quarterly dividend ▪ Named #1 BEST SMALL BANK IN LOUISIANA AND THE U.S.! ▪ Provided 900 PPP loans to small businesses for a total of $111.1 million, assisting 917 small businesses ▪ MyFGB app ▪ Opened the FGB Center
2021	$25.9 million	$6,392,000	$139,849,000	▪ 114th consecutive quarterly dividend ▪ Year-end 10% common stock dividend ▪ For the SECOND CONSECUTIVE YEAR named the #1 BEST SMALL BANK IN LOUISIANA AND THE U.S.! ▪ Expansion into Mideast Markets
2022	$26.6 million	$6,859,000	$159,546,000	▪ For the THIRD CONSECUTIVE YEAR named #1 BEST SMALL BANK IN LOUISIANA AND THE U.S.! ▪ Grand openings of locations in mideast Market
2023	$6.9 million	$7,369,999	$159,067,000	▪ 122nd consecutive quarterly dividend ▪ Vanceburg Branch opened ▪ USDA Lender of the Year
2024	**$10.1 million**	**$5,127,000**	**$164,059,000**	▪ **126th consecutive quarterly dividend** ▪ **Bridgeport Branch opened** ▪ **Celebrated 90 years of committed customer service**
	$295.8 million	**$110,316,000**		

* *Retained earnings have not been adjusted to consider stock splits or stock dividends. This better reflects earnings that have been retained as capital. Retained earnings is the product of Company earnings less common and preferred dividends. The accumulated deficits in 1993 through 1996 were due to losses incurred prior to 1993.*





Loans, Net of Unearned Income
(in millions)



Loans, Net of Unearned Income
(in millions)

1993	$ 105
1998	$ 177
2003	$ 381
2008	$ 606
2013	$ 703
2018	$1,225
2023	$2,749
2024	**$2,694**

Investments [4]
(in millions)



Investments
(in millions)

1993	$ 30
1998	$ 73
2003	$ 59
2008	$139
2013	$635
2018	$405
2023	$404
2024	**$603**

[4] Available for sale securities at fair value, held to maturity at amortized cost. Net of allowance for credit losses.



FIRST GUARANTY BANK PERFORMANCE GRAPHS

Net Income
(in millions)



Net Income
(in millions)

1993	$2.1
1998	$3.7
2003	$7.0
2008	$5.5
2013	$9.1
2018	$14.2
2023	$9.2
2024	**$12.4**

Total Deposits
(in millions)



Total Deposits
(in millions)

1993	$ 149
1998	$ 257
2003	$ 376
2008	$ 780
2013	$1,303
2018	$1,630
2023	$3,009
2024	**$3,476**



Total Assets
(in millions)



Total Assets
(in millions)

1993	$ 159
1998	$ 245
2003	$ 485
2008	$ 871
2013	$1,436
2018	$1,817
2023	$3,553
2024	$3,973

First Guaranty Assets
have increased
2,399% since 1993.

Tangible Common Equity [3]
(in thousands)



Tangible Common Equity
(in thousands)

1993	$ 9,005
1998	$ 17,376
2003	$ 43,557
2008	$ 61,429
2013	$ 80,033
2018	$141,108
2023	$199,915
2024	$206,029

Tangible Common Equity
has increased
$197.0 million since 1993.

[3]Total equity less preferred equity, goodwill and acquisition intangibles, principally core deposit intangibles, net of accumulated amortization.

Banks Headquartered in Louisiana Ranked by Asset Size as of December 31, 2024

1.	Origin Bank	*Choudrant*
2.	b1Bank	*Baton Rouge*
3.	**First Guaranty Bank**	*Hammond*
4.	Gulf Coast Bank and Trust Company	*New Orleans*
5.	Red River Bank	*Alexandria*
6.	BOM Bank	*Natchitoches*
7.	Sabine State Bank and Trust Company	*Many*
8.	First American Bank and Trust	*Vacherie*
9.	Synergy Bank	*Houma*
10.	JD Bank	*Jennings*
11.	Crescent Bank	*New Orleans*
12.	Liberty Bank and Trust Company	*New Orleans*
13.	The Evangeline Bank and Trust Company	*Ville Platte*
14.	Resource Bank	*Covington*
15.	Jonesboro State Bank	*Jonesboro*
16.	Community Bank of Louisiana	*Mansfield*
17.	Progressive Bank	*Monroe*
18.	South Louisiana Bank	*Houma*
19.	Community First Bank	*New Iberia*
20.	Concordia Bank & Trust Company	*Vidalia*
21.	United Community Bank	*Raceland*
22.	Metairie Bank & Trust Company	*Metairie*
23.	Cross Keys Bank	*Saint Joseph*
24.	Delta Bank	*Vidalia*
25.	Gibsland Bank & Trust Company	*Gibsland*
26.	Cottonport Bank	*Cottonport*
27.	Rayne State Bank & Trust Company	*Rayne*
28.	Merchants & Farmers Bank & Trust Company	*Leesville*
29.	Gulf Coast Bank	*Abbeville*
30.	Citizens Bank & Trust Company	*Plaquemine*
31.	Farmers-Merchants Bank & Trust Company	*Breaux Bridge*
32.	MC Bank & Trust Company	*Morgan City*
33.	Guaranty Bank & Trust Company of Delhi, Louisiana	*Delhi*
34.	The Bank	*Jennings*
35.	Bank of Zachary	*Zachary*
36.	Bank of St. Francisville	*Saint Francisville*
37.	Southern Heritage Bank	*Jonesville*
38.	Commercial Capital Bank	*Delhi*
39.	Bank of Commerce & Trust Co.	*Crowley*
40.	Lakeside Bank	*Lake Charles*
41.	City Bank & Trust Co.	*Natchitoches*
42.	Patterson State Bank	*Patterson*
43.	Winnsboro State Bank & Trust Company	*Winnsoboro*
44.	American Bank	*Covington*
45.	CLG The Community Bank	*Jonesville*
46.	Guaranty Bank and Trust Company	*New Roads*
47.	Bank of Coushatta	*Coushatta*
48.	Washington State Bank	*Washington*
49.	St. Landry Bank and Trust Company	*Opelousas*
50.	Citizens Progressive Bank	*Winnsboro*
51.	Caldwell Bank & Trust	*Columbia*
52.	American Bank & Trust Company	*Opelousas*
53.	Simmesport State Bank	*Simmesport*
54.	Marion State Bank	*Marion*
55.	Franklin State Bank & Trust	*Franklin*
56.	Landmark Bank	*Clinton*
57.	Bank of Abbeville & Trust Company	*Abbeville*
58.	Plaquemine Bank & Trust Company	*Plaquemine*
59.	Currency Bank Oak	*Grove*
60.	Bank of Sunset and Trust Company	*Sunset*
61.	Tensas State Bank	*Newellton*
62.	South Lafourche Bank & Trust Company	*Larose*
63.	Exchange Bank and Trust Company, Natchitoches	*Natchitoches*
64.	Citizens Bank & Trust Company	*Covington*
65.	Feliciana Bank & Trust Company	*Clinton*
66.	Farmers State Bank & Trust Co.	*Church Point*
67.	Vermilion Bank & Trust Company	*Kaplan*
68.	Citizens Bank & Trust Company of Vivian, Louisiana	*Vivian*
69.	Bank of Winnfield & Trust Company	*Winnfield*
70.	Colfax Banking Company	*Colfax*
71.	State Bank & Trust Company	*Golden Meadow*
72.	Bank of Erath	*Erath*
73.	Bank of Oak Ridge	*Oak Ridge*
74.	Hodge Bank & Trust	*Hodge*
75.	Bank of Louisiana	*New Orleans*
76.	Peoples Bank	*Chatham*
77.	The Bank of Commerce	*White Castle*
78.	Sicily Island State Bank	*Sicily Island*
79.	Basile State Bank	*Basile*
80.	Jackson Parish Bank	*Jonesboro*
81.	Bank of Gueydan	Gueydan
82.	The Mer Rouge State Bank	Mer Rouge

FGB Gives Back

Community contributions are a priority budget item for First Guaranty Bank. Listed are the institutions, organizations, and associations that we have assisted with contributions and sponsorships during 2024.

At First Guaranty Bank, our goal is to help improve the communities we serve. In addition to monetary contributions, our employees dedicated time, energy, and effort to many of these worthy causes.

First Guaranty Bank contributions for community support represent 2% of earnings and exceeded $256,000 in 2024.

A

A.D. Sutton & Sons, Inc. – Back to School Bash Supply Kits

Ace of Hears Foundation – Tournament Sponsor

Advocacy Center for Crime Victims and Children – Waco Mardi Gras Ball

ALSAC/St. Jude's Hospital

American Legion Post #47 – 2024 Louisiana Boys State

American Legion Post #141 – 2024 Louisiana Girls State

Amite Oyster Festival – 2024 Oyster Reef Sponsor

Arts and Humanities Council for Avoyelles – Center State Sponsor

Avoyelles Council on Aging, Inc. – Society for the Developmentally Disabled

Avoyelles Parish School Board – Fall Festival, Tiger Serve Volleyball Club, Avoyelles High Spirit Team

Avoyelles Public Charter School – Baseball Rings

B

Back the Blue

Benton Athletics Inc. – Banner Sponsor

Benton Christmas on the Square – 2024 Jingle Bell Sponsor

Bordelonville Volunteer Fire Department – BBQ Dinner Fundraiser

Bossier Chamber of Commerce – Youth Leadership Trip Sponsor

Boys & Girls Club of Acadiana – Celebrity Waiter Dinner Platinum Sponsor

Bridgeport Police Department – National Night Out

Brother Bill's Helping Hand – Community Development

Bunkie High School – Banner Sponsor, Baseball Field Sign

C

CADA – Taste N Tell Sponsor Fundraiser

Caring Hands Inc.

Champ Cooper Junior High School – PBIS Rewards Software

Chesterson Square – LSU Baseball

Christmas on the Caddo – Sponsor

Claiborne Academy – Joe Michael Golf

Claiborne Chamber of Commerce – Annual Banquet Platinum Sponsor

Claiborne Charity Inc. – Charity Classic Silver Sponsor

Community Renewal International Inc. – Croquet Classic Sponsor

Crimestoppers of Tangipahoa – Back to School Bash with Junior Auxiliary in Independence, Brick House Sponsor – Death at Disco Fundraiser

D

Denham Springs High School – Girls Basketball Sponsor, DHS Project Graduation Gold Sponsor

Doyle High School – Baseball Field Sponsor

Dubach Restoration and Beautification Organization – Air Conditioning Contribution, Chicken Festival Sponsor

Town of Dubach

Dubach School – Adopt-A-School, Elementary School Teacher/Staff Appreciation Week

F

First Baptist Church Kentwood – Weekend lunches for DW Dillon Students

First Presbyterian Church of Hammond – Shower Ministry Contribution and Boy Scouts Troop Scholarship Fund

Fuzzy Friends Rescue – Fur Ever Friend Sponsor

G

Garland Independent School District – Show and Sale Event

Grace Like Rain, Inc. – Class Sponsor

H

City of Hammond – Back to School Bash, Camp Blue

City of Hammond Recreation Department – H.A.R.D. Summer Camp

Hammond Airshow Foundation Inc. – Airshow Sponsor

Hammond Area Recreation District 1 – Pole Banner Sponsor, Easter Eggstravaganza Sponsor

Hammond Eastside Magnet School – PTO Sponsor

Hammond High Baseball Booster – Outfield Sponsor, Baseball Sign

Hammond High Magnet School – Torbotics Team Gold Sponsor, Second Base Sponsor

Hammond Regional Arts Center – Art of the Cocktail 2024 Sazerac Sponsor

Harrison County CASA Program Inc. – 5K Race Defender Level Sponsor

Harrison County Chamber of Commerce – Chamber Annual Awards Dinner

Haynesville High School – Hugh O'Brien Leadership Summit

Haynesville Quarterback Club – Stadium Sign Haynesville Quarterback Club

Hispanic Forum of Mesquite Inc. – Bronze Sponsor

Homer Dixie Softball

Homer Golf Club – Tee Box Sign Sponsor

Homer High School – Homer Pelican Quarterback Club Sign

I

Independence High School – Beta Club National Convention, 2024 Baseball Game Day Sponsor

Independence Leadership Academy – Teacher Appreciation

Independence Sicilian Heritage – 2024 Festival Platinum Sponsor

Independence Summer Baseball

J

Jeff Davis Chamber of Commerce – Golf Tournament Sponsor, Chamber Diamond Level Sponsor

Jefferson Davis Parish Library – 2024 Summer Reading Program Sponsor

Jennings High School – PTO's Teacher Appreciation Week

Junior Achievement of Central Texas

Junior Achievement of Chisholm Trail Inc. – Financial Literacy Sponsor

Junior Achievement of Greater Baton Rouge & Acadia – Financial Literacy for Vermilion Parish, Financial Literacy Sponsor for Livingston/ Albany

K

Kaplan High School – Pirate Baseball Fence Sign

Town of Kentwood – Annual Bookbag & School Supply Giveaway

Kentwood Baseball/Softball Association – Team Sponsorship, Sign

Kentwood High Magnet School – Boys Basketball Lay Ups Sponsor

Kentwood Rotary Club – Golf Tournament Hole Sponsor

Kids Sports, Inc. – Baseball Uniforms

Kiwanis Club of Abbeville, Inc. – Golf Hole Sponsor, Refreshments

Kiwanis Club of Denham Springs – Clay Shoot Sponsor, Golf Cart Rental

Kiwanis Club of Jennings - K-Kids Program, High School Club



L

L-36 A Warriors Way – Memorial Gala Bronze Sponsor

Lady Wolf Softball Booster Club – Sign

Lake Claiborne Inc. – 4th of July Fireworks

Lallie Kemp Foundation – 2024 Gala Diamond Sponsor

Launch – Keys to Explore Gala Bronze Sponsor

Laurel Elementary – Fall Fest

Lewis County 4-H Council – Youth Camp Scholarship

Lewis County Football

Lewis County Lionbackers Booster Club Inc.

Lewis County Little League – Major League Sponsor

Lewis County School District – Girls Golf Team Sponsor, Volleyball Sponsorship, Feed the Drivers, Saturday Morning Basketball League

Life Happens – Thanksgiving Dinner

Livingston Chamber Foundation – Save Our Kids

Loranger High School – Powerlifting Sponsor

Loranger Middle School – Teacher Appreciation Week

Louisiana Cattlemen's Association – Annual Banquet Sponsor

Louisiana Christian University – Baseball Rings

Louisiana Corn Festival – Silver Sponsor

LSU Ag Center – Buckle Sponsor, Tangi Junior Livestock Show

LSU Ag Center Vermilion Parish – 2025 Rice Educational Activities



M

Main Street Homer – Golf Tournament Teams

Mansura Chamber of Commerce – Cochon de Lait Porky Sponsor

Marksville High/Avoyelles Parish School Board – Rings, Marksville High Tiger Touchdown

Moreauville Volunteer Fire Department – Annual Benefit Dinner

Morgantown Baseball League – Double Club Sponsor

N

N Stitches Custom Monogramming – Strawberry Festival Open House

NAACP – Freedom Fund Brunch Bronze Sponsor

North Caddo Elementary School – Teacher Appreciation Celebration

North Caddo Magnet High School – Lady Titan Softball Sponsor

North Tangi Support Group Inc. – Mardi Gras Bronze Sponsor

Nutcracker Production



O

Operation Graduation Jennings – Jennings High School Operation Graduation 2024

Options, Inc. – Be the Key Brunch, Ballin' 4 Sponsor



P

Peabody Magnet High School – Basketball Championship Rings

People's Self-Help Housing Inc. – Storage Shed

Petra Foundation – Gala Fundraiser Bronze Sponsor

PHS Band Boosters Inc.

PHS Lay Wave Basketball

Pink October Crusaders – Ladies Night Out

Ponchatoula Area Recreation – 2024 Gold Corporate Sponsor

Ponchatoula Chamber of Commerce – Diamond Sponsor

Ponchatoula High School – Lady Wave Club Sponsor, Wavette Spirit Sponsor, In Memory of Anthony Berner, Sr., Project Graduation Sponsor, 2024 Seniors Breakfast, Grand Slam Lady Wave Softball

Ponchatoula Lions Club – Benefit Dinner

Ponchatoula Youth Baseball – 2 Team Sponsorships

Ponchatoula Youth Basketball – 2 Team Sponsorships

R

Richard Murphy Hospice Foundation – Cosmic Universe Sponsor

Robert C. Byrd High School – 2024 Baseball Field Sign, Boys Basketball

Town of Roseland – Back to School Extravaganza

Rotary Club of Denton, Texas – 2024 Denton Rotary Flag Program

Rotary Club of Hammond – Shamrock Charity Run Lucky Charm Sponsor

Rotary Club of Oil City – Auction Sponsor

Rotary Club of Ponchatoula – Golfin' Dollars for Scholars Golf Scramble



S

Signature Style Inc. – SLU Championship Rings

St. Helena Sheriff Office – School Supply Contribution

St. Mary's Masonic Lodge #240 – 2024 Cruisin' for Kids

SLU Athletic Association – Champagne Bingo

SLU Columbia Theatre for the Arts – Sponsorship, 2024-2025 Season Tickets

SLU Foundation – 2024 College of Education, 2024 College of Nursing and Health Science, 2024 Community Music School, Chef's Evening Platinum Sponsor

Southern University College of Business – Gala Sponsor



T

Tangi Professional Women's Organization – Round Table Sponsor

Village of Tangipahoa – Tools for Success School Supply Giveaway

Tangipahoa African American Heritage – Annual Benefit Dinner Bronze Sponsor

Tangipahoa Chamber of Commerce – Chillin' With the Chamber Title Sponsor, LHSAA Basketball & Soccer State Tournament

Tangipahoa Parish Cattlemen's Association – Meeting Sponsor

Tangipahoa Parish Library – Pages and Pumpkins Halloween

Tangipahoa Parish School System – Talented Theatre Program

Tangipahoa Parish Sheriff – Nightmare in the Arena, Mounted Division Rodeo – Bucking Chute Sponsor

Tangipahoa Voluntary Council on Aging – Walk for Seniors Sponsor

The Italian Festival Inc. – 2024 Festival Muffaletta Sponsor

Tollesboro Lions Club – Main Pavilion Sponsor

Tunica-Biloxi Indians Political Action – Golf Tournament Sponsor

Tunica-Biloxi Tribe of Louisiana – Hawk Level Sponsor

Twin Steeples, Inc. – Twin Steeples Creative Arts Center Sponsorship



U

United Health Foundation Inc. – UHC Pro-AM Golf Tournament Eagle Sponsor

United Way of Central Louisiana Inc. – Hit for Hope Sponsor

United Way of Northwest Louisiana – Impact Investors Sponsor

United Way of Southeast Louisiana – 2024 Employee Match Contribution

Unlimited Play – Inclusive Playground

USPCA Region 10



V

Vanceburg Police Department – Christmas Cops Shop with a Cop, July Jubilee Celebration for Independence Day

Vermilion Parish School Board Herod Elementary – Graduation Contribution

Vivian Athletic Association – Ballpark Sign

W

Welsh High School – Safe & Sober After Graduation Party

West Virginia Italian Heritage Festival Inc. – 2024 Sponsorship

Y

YMCA of North Central West Virginia Inc. – After School Program



FIRST GUARANTY BANCSHARES, INC.
FINANCIAL TABLE OF CONTENTS



Item 7: Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements and the accompanying notes included elsewhere in this Annual Report on Form 10-K. A discussion regarding significant changes in our financial condition from December 31, 2022 to December 31, 2023 and our results of operations for the year ended December 31, 2022 can be found under "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K for the year ended December 31, 2023, filed with the SEC on March 15, 2024, which is available on the SEC's website at www.sec.gov and First Guaranty's website, www.fgb.net This discussion and analysis contains forward-looking statements that are subject to certain risks and uncertainties and are based on certain assumptions that we believe are reasonable but may prove to be inaccurate. Certain risks, uncertainties and other factors, including those set forth under "Forward-Looking Statements," "Risk Factors" and elsewhere in this Annual Report on Form 10-K, may cause actual results to differ materially from those projected results discussed in the forward-looking statements appearing in this discussion and analysis. We assume no obligation to update any of these forward-looking statements.

Overview

First Guaranty Bancshares is a Louisiana corporation and a financial holding company headquartered in Hammond, Louisiana. Our wholly-owned subsidiary, First Guaranty Bank, a Louisiana-chartered commercial bank, provides personalized commercial banking services primarily to Louisiana and Texas customers through 35 banking facilities primarily located in the MSAs of Hammond, Baton Rouge, Lafayette, Shreveport-Bossier City, Lake Charles and Alexandria, Louisiana and Dallas-Fort Worth-Arlington, Waco, Texas and Mideast markets in Kentucky and West Virginia. We emphasize personal relationships and localized decision making to ensure that products and services are matched to customer needs. We compete for business principally on the basis of personal service to customers, customer access to officers and directors and competitive interest rates and fees.

Total assets were $4.0 billion at December 31, 2024 and $3.6 billion at December 31, 2023. Total deposits were $3.5 billion at December 31, 2024 and $3.0 billion at December 31, 2023. Total loans were $2.7 billion at December 31, 2024, a decrease of $54.9 million, or 2.0%, compared with $2.7 billion at December 31, 2023. Total shareholders' equity was $255.0 million and $249.6 million at December 31, 2024 and December 31, 2023, respectively.

Net income was $12.4 million and $9.2 million for the years ended December 31, 2024 and 2023, respectively. We generate most of our revenues from interest income on loans, interest income on securities, sales of securities, ATM and debit card fees and service charges, commissions and fees. We incur interest expense on deposits and other borrowed funds and noninterest expense such as salaries and employee benefits and occupancy and equipment expenses. Net interest income is the difference between interest income earned on interest-earning assets such as loans and securities and interest expense paid on interest-bearing liabilities such as deposits and borrowings which are used to fund those assets. Net interest income is our largest source of revenue. To evaluate net interest income, we measure and monitor: (1) yields on our loans and other interest-earning assets; (2) the costs of our deposits and other funding sources; (3) our net interest spread and (4) our net interest margin. Net interest spread is the difference between rates earned on interest-earning assets and rates paid on interest-bearing liabilities. Net interest margin is calculated as net interest income divided by average interest-earning assets. Because noninterest-bearing sources of funds, such as noninterest-bearing deposits also fund interest-earning assets, net interest margin includes the benefit of these noninterest-bearing sources. The increase in net income was caused principally by an increase in net interest income of $3.7 million, an increase in noninterest income of $14.2 million, and a decrease in noninterest expense of $2.5 million, partially offset by an increase in provision for credit losses of $16.3 million.

Changes in market interest rates and interest rates we earn on interest-earning assets or pay on interest-bearing liabilities, as well as the volume and types of interest-earning assets, interest-bearing and noninterest-bearing liabilities are usually the largest drivers of periodic changes in net interest spread, net interest margin and net interest income. Fluctuations in market interest rates are driven by many factors, including governmental monetary policies, inflation, deflation, macroeconomic developments, changes in unemployment, the money supply, political and international conditions, conditions in domestic and foreign financial markets. Periodic changes in the volume and types of loans in our loan portfolio are affected by, among other factors, economic and competitive conditions in Louisiana, Texas and our other out-of-state market areas. As the economy transitioned from an extended period of historically low interest rates to a period of higher interest rates in 2022-2023, we continue to evaluate our investments in interest-earning assets in relation to the impact such investments have on our financial condition, results of operations and shareholders' equity.

Financial highlights for the fourth quarter and years ended December 31, 2024 and 2023:

- Total assets increased $420.0 million, or 11.8%, to $4.0 billion at December 31, 2024 when compared with December 31, 2023. Total loans at December 31, 2024 were $2.7 billion, a decrease of $54.9 million, or 2.0%, compared with December 31, 2023. Total deposits were $3.5 billion at December 31, 2024, an increase of $467.2 million, or 15.5% compared with December 31, 2023. Retained earnings were $73.0 million at December 31, 2024, an increase of $5.0 million compared to $68.0 million at December 31, 2023. Shareholders' equity was $255.0 million and $249.6 million at December 31, 2024 and December 31, 2023, respectively.

- Net income for each of the years ended December 31, 2023 and 2022 was $9.2 million and $28.9 million, respectively.

- Net income for each of the years ended December 31, 2024 and 2023 was $12.4 million and $9.2 million, respectively.

- Earnings per common share were $0.81 for the year ended December 31, 2024 and $0.62 for the year ended December 31, 2023. Total weighted average common shares outstanding were 12,501,035 and 11,165,303 at December 31, 2024 and December 31, 2023, respectively.

- The allowance for credit losses was 1.29% of total loans at December 31, 2024 compared to 1.13% at December 31, 2023.

- The provision for credit losses totaled $20.0 million for 2024 and $3.7 million in 2023.

- Net interest income for 2024 was $88.4 million compared to $84.7 million for 2023.

- Noninterest income for 2024 was $24.7 million compared to $10.6 million for 2023.

- The net interest margin was 2.47% for 2024 and 2.69% for 2023. Loans as a percentage of average interest earning assets decreased to 77.4% at December 31, 2024 compared to 82.8% at December 31, 2023.

- Investment securities totaled $602.7 million at December 31, 2024, an increase of $198.6 million when compared to $404.1 million at December 31, 2023. At December 31, 2024, available for sale securities, at fair value, totaled $281.1 million, an increase of $197.6 million when compared to $83.5 million at December 31, 2023. At December 31, 2024, held to maturity securities, at amortized cost and net of the allowance for credit losses, totaled $321.6 million as compared to $320.6 million at December 31, 2023. The allowance for credit losses for HTM securities was $0.2 million at December 31, 2024, an increase of $0.1 million when compared to $0.1 million at December 31, 2023.

- Total loans net of unearned income were $2.7 billion at December 31, 2024 a net decrease of $54.9 million from December 31, 2023. Total loans net of unearned income are reduced by the allowance for credit losses which totaled $34.8 million at December 31, 2024 and $30.9 million at December 31, 2023. First Guaranty adopted ASC 326 effective January 1, 2023 and recorded a cumulative adoption adjustment to the allowance of $7.1 million.

- Nonaccrual loans increased $83.3 million to $108.5 million at December 31, 2024 compared to $25.2 million at December 31, 2023. The increase in total nonaccrual loans was concentrated primarily in non-farm non-residential and multifamily loans.

- Return on average assets was 0.34% and 0.28% for the years ended December 31, 2024 and 2023, respectively. Return on average common equity was 4.58% and 3.36% for 2024 and 2023, respectively. Return on average assets is calculated by dividing net income by average assets. Return on average common equity is calculated by dividing net income by average common equity.

- Book value per common share was $17.75 as of December 31, 2024 compared to $17.36 as of December 31, 2023. Tangible book value per common share was $16.48 as of December 31, 2024 compared to $16.03 as of December 31, 2023.

- First Guaranty's Board of Directors declared cash dividends of $0.41 per common share in 2024 and $0.64 per common share in 2023. First Guaranty has paid 126 consecutive quarterly dividends on its common stock as of December 31, 2024.

- First Guaranty paid preferred cash dividends of $2.3 million during 2024 and 2023.

- As previously announced, on March 28, 2024, First Guaranty issued a $30.0 million subordinate note in a private placement.

- As previously announced, on June 28, 2024, the Bank consummated a sale-leaseback transaction relating to two stand-alone branches and a portion of the headquarters building which also contains a branch (collectively, the "Properties"). The aggregate cash purchase price was $14.7 million. The sale-leaseback transaction resulted in a pre-tax gain of approximately $13.3 million, or $10.5 million after tax. Aggregate first full year of rent expense under the Lease Agreements will be approximately $1.3 million pre-tax, or $1.0 million after tax.

Recent Developments

- In the first quarter of 2025, First Guaranty closed three branches and consolidated two existing branches into one location on March 7, 2025. These branches were located in Louisiana. The impact of the branch closures and consolidation is not expected to materially affect operations.

Critical Accounting Estimates

Our consolidated financial statements are prepared to conform to generally accepted accounting principles in the United States and with predominant accounting practices within the banking industry. Certain critical estimates require judgment and estimates which are used in the preparation of the financial statements and accompanying notes.

We have identified the following critical accounting estimate that is critical to an understanding of our financial condition and results of operations.

Allowance for Credit Losses.

The allowance for credit losses is established through a provision for credit losses charged to expense. Loans are charged against the allowance for credit losses when management believes that the collectability of the principal is unlikely. The allowance is based on management's evaluation of expected credit losses over the life of the loans in the portfolio, in accordance with ASC 326. The loan portfolio is divided into segments to evaluate expected losses. Loans that do not share risk characteristics with a segment are evaluated individually. Management estimates the allowance balance using available information such as past events, current conditions and reasonable forecasts. Adjustments to historical information are made using quantitative and qualitative factors developed by management.

The following are general credit risk factors that affect our loan portfolio segments. These factors do not encompass all risks associated with each loan category. Construction and land development loans have risks associated with interim construction prior to permanent financing and repayment risks due to the future sale of developed property. Farmland and agricultural loans have risks such as weather, government agricultural policies, fuel and fertilizer costs, and market price volatility. One- to four-family residential, multifamily, and consumer credits are strongly influenced by employment levels, consumer debt loads and the general economy. Non-farm non-residential loans include both owner-occupied real estate and non-owner occupied real estate. Common risks associated with these properties is the ability to maintain tenant leases and keep lease income at a level able to service required debt and operating expenses. Commercial and industrial loans generally have non-real estate secured collateral which requires closer monitoring than real estate collateral.

The allowance consists of specific, general, and unallocated components. The specific component relates to loans that are classified as doubtful, substandard, and individually evaluated for impairment. For such loans that are also classified as individually evaluated for impairment, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the loan is lower than the carrying value of that loan. The general component covers non-classified loans and special mention loans and is based on historical loss experience adjusted for qualitative factors. Qualitative factors include analysis of levels and trends in delinquencies, nonaccrual loans, charge-offs and recoveries, loan risk ratings, trends in volume and terms of loans, changes in lending policy, credit concentrations, portfolio stress test results, national and local economic trends, industry conditions, and other relevant factors. An unallocated component is maintained to cover uncertainties that could affect the estimate of probable losses.

The allowance for credit losses on unfunded commitments represents expected credit losses over the contractual period for which First Guaranty is exposed to credit risk from a contractual obligation to extend credit. No allowance is recorded if there is an unconditional right to cancel the obligation. The allowance is reported as a component of Other Liabilities on the Consolidated Balance Sheets. Adjustments to the allowance for unfunded commitments are included in the provision for credit losses on the Consolidated Statements of Income.

Financial Condition

Assets.

Our total assets were $4.0 billion at December 31, 2024, an increase of $420.0 million, or 11.8%, from total assets of $3.6 billion at December 31, 2023. Assets increased primarily due to increases in cash and cash equivalents of $277.8 million and investment securities of $198.6 million, partially offset by a decrease in net loans of $58.8 million at December 31, 2024 compared to December 31, 2023.

Loans.

Net loans decreased $58.8 million, or 2.2%, to $2.7 billion at December 31, 2024 from December 31, 2023. Commercial and industrial loans decreased $77.5 million primarily due to paydowns. Construction and land development loans decreased $69.4 million principally due to the conversion of existing loans to permanent financing. Commercial lease loan balances decreased $65.2 million primarily due to paydowns on the existing lease portfolio. First Guaranty's commercial lease portfolio generally has higher yields than commercial real estate loans but shorter average lives. Consumer and other loans decreased $12.2 million primarily due to paydowns. Agricultural loans decreased $0.3 million primarily due to seasonal activity. Farmland loans increased $3.5 million due to seasonal activity. One-to four-family loans increased $5.5 million primarily due to new originations. Multifamily loans increased $46.2 million primarily due to the conversion of existing construction loans to permanent financing and the origination of new loans. Non-farm non-residential loan balances increased $114.0 million primarily due to new originations and the conversion of construction and land development loans to permanent financing. First Guaranty had approximately 3.0% of funded and 1.7% of unfunded commitments in our loan portfolio to businesses engaged in support or service activities for oil and gas operations. First Guaranty's hotel and hospitality portfolio totaled $178.9 million at December 31, 2024. As part of the management of risks in our loan portfolio, First Guaranty had previously established an internal guidance limit of approximately $200.0 million for its hotel and hospitality portfolio. First Guaranty had $407.1 million in loans related to our Texas markets at December 31, 2024 which was an increase of $31.4 million or 8.4% from $375.7 million at December 31, 2023. First Guaranty had $335.5 million in loans related to our new Mideast markets in Kentucky and West Virginia at December 31, 2024 which was an increase of $57.5 million or 20.7% from $278.1 million at December 31, 2023. Syndicated loans at December 31, 2024 were $53.9 million, of which $27.6 million were shared national credits. Syndicated loans decreased $22.8 million from $76.7 million at December 31, 2023.

As of December 31, 2024, 79.2% of our loan portfolio was secured by real estate. The largest portion of our loan portfolio, at 42.9% as of December 31, 2024, was non-farm non-residential loans secured by real estate. As of December 31, 2024, approximately 53.1% of the loan portfolio was based on a floating rate tied to the prime rate, SOFR or Treasury rates. 46.2% of the loan portfolio is scheduled to mature within five years from December 31, 2024. First Guaranty initiated a process to transfer any LIBOR indexed loans to alternative reference rates such as the prime rate or SOFR as LIBOR was discontinued for repricings after June 30, 2023.

Commercial real estate ("CRE") has received increased regulatory scrutiny in recent quarters due to valuation concerns associated with the increase in market interest rates and the impact of the COVID-19 pandemic. First Guaranty has utilized enhanced risk management practices for CRE concentration analysis for several years. First Guaranty Bank's credit department conducts an annual stress test for CRE related loans that is presented to the Bank's board of directors. The stress test analyzes the impact of changes in interest rates and cash flow on loan customers with credit exposures of $2.5 million or greater. First Guaranty generally requires personal guarantees on CRE loans. First Guaranty generally approves CRE loans with loan-to-values of 80% or less. First Guaranty also generally requires for construction related CRE loans that the borrower provides their equity contribution upfront before loan funds are advanced. First Guaranty modified its business strategy in 2024 to reduce exposure to commercial real estate related loans, particularly loans secured by non-owner occupied properties and construction loans for commercial real estate.

First Guaranty has diversified its CRE portfolio across both industries and geographic location. The following is a summary of the largest CRE related loans associated with hotel and motels, office properties, apartment complexes, healthcare related properties, and properties under construction as of December 31, 2024. The largest CRE loan secured by a hotel or motel totaled $19.9 million. The property is a flagged hotel located in Texas. The largest CRE loan secured by an office related property totaled $21.3 million and is located in West Virginia. The largest CRE loan secured by an apartment complex totaled $26.0 million and is located in Texas. The largest healthcare related loan is a $32.9 million property secured by an assisted living center located in Alabama. The largest CRE loan under construction totaled $40.4 million for an apartment complex and is secured by a property located in Louisiana.

Loan Portfolio Maturities.

The following tables summarize the scheduled repayments of our loan portfolio at December 31, 2024. Demand loans, loans having no stated repayment schedule or maturity, and overdraft loans are reported as being due in one year or less. Maturities are based on the final contractual payment date and do not reflect the effect of prepayments and scheduled principal amortization.

	December 31, 2024				
	One Year or Less	More Than One Year Through Five Years	More Than Five Years Through Fifteen Years	After Fifteen Years	Total
	(in thousands)				
Real Estate:					
Construction & land development	$ 129,043	$ 52,341	$ 97,026	$ 51,638	$ 330,048
Farmland	7,406	2,302	4,038	22,245	35,991
1- 4 family	10,754	27,991	43,417	368,209	450,371
Multifamily	22,219	59,613	20,410	62,879	165,121
Non-farm non-residential	174,350	314,846	161,073	509,574	1,159,843
Total Real Estate	**343,772**	**457,093**	**325,964**	**1,014,545**	**2,141,374**
Non-Real Estate:					
Agricultural	14,162	7,673	8,181	10,706	40,722
Commercial and industrial	105,225	125,548	21,804	4,941	257,518
Commercial leases	45,615	174,585	-	-	220,200
Consumer and other	10,474	27,004	4,788	-	42,266
Total Non-Real Estate	**175,476**	**334,810**	**34,773**	**15,647**	**560,706**
Total Loans Before Unearned Income	$ 519,248	$ 791,903	$ 360,737	$ 1,030,192	$ 2,702,080
Less: Unearned Income					(8,300)
Total Loans Net Of Unearned Income					$ 2,693,780

The following table sets forth the scheduled repayments of fixed and adjustable-rate loans at December 31, 2024 that are contractually due after December 31, 2024.

| | Due After December 31, 2024 | | |
| | *(in thousands)* | | |
	Fixed	Floating	Total
One year or less	$ 240,685	$ 245,272	$ 485,957
One to five years	501,800	256,720	758,520
Over five to 15 years	62,412	293,173	355,585
Over 15 years	358,727	634,762	993,489
Subtotal	$ 1,163,624	$ 1,429,927	$ 2,593,551
Nonaccrual loans			108,529
Total			$ 2,702,080

Included in floating rate loans are loans that adjust to a floating rate following an initial fixed rate period. The initial fixed rate periods are typically one, three, or five year periods.

Non-performing Assets.

Non-performing assets consist of non-performing loans and other real-estate owned. Non-performing loans are those on which the accrual of interest has stopped or loans which are contractually 90 days past due on which interest continues to accrue. Loans are ordinarily placed on nonaccrual status when principal and interest is delinquent for 90 days or more. However, management may elect to continue the accrual when the estimated net available value of collateral is sufficient to cover the principal balance and accrued interest. It is our policy to discontinue the accrual of interest income on any loan for which we have reasonable doubt as to the payment of interest or principal. When a loan is placed on nonaccrual status, unpaid interest credited to income is reversed. Nonaccrual loans are returned to accrual status when the financial position of the borrower indicates there is no longer any reasonable doubt as to the payment of principal or interest. Other real estate owned consists of property acquired through formal foreclosure, in-substance foreclosure or by deed in lieu of foreclosure.

The following table shows the principal amounts and categories of our non-performing assets at December 31, 2024 and 2023.

	December 31,	
	2024	**2023**
	(in thousands)	
Nonaccrual loans:		
Real Estate:		
Construction and land development	$ 3,624	$ 530
Farmland	2,619	836
1- 4 family	10,053	6,985
Multifamily	27,542	537
Non-farm non-residential	54,171	9,740
Total Real Estate	**98,009**	**18,628**
Non-Real Estate:		
Agricultural	1,992	1,369
Commercial and industrial	6,762	1,581
Commercial leases	1,533	1,799
Consumer and other	233	1,810
Total Non-Real Estate	**10,520**	**6,559**
Total nonaccrual loans	**108,529**	**25,187**
Loans 90 days and greater delinquent & still accruing:		
Real Estate:		
Construction and land development	7,394	-
Farmland	-	-
1- 4 family	-	124
Multifamily	-	-
Non-farm non-residential	4,108	14,711
Total Real Estate	**11,502**	**14,835**
Non-Real Estate:		-
Agricultural	-	57
Commercial and industrial	-	395
Commercial leases	-	-
Consumer and other	-	-
Total Non-Real Estate	**-**	**452**
Total loans 90 days and greater delinquent & still accruing	**11,502**	**15,287**
Total non-performing loans≠≠≠	$ **120,031**	$ **40,474**
Other real estate owned and foreclosed assets::		
Real Estate:		
Construction and land development	226	251
Farmland	-	-
1- 4 family	3	309
Multifamily	-	-
Non-farm non-residential	90	690
Total Real Estate	**319**	**1,250**

	December 31,	
	2024	**2023**
	(in thousands)	
Non-Real Estate:		
Agricultural	-	-
Commercial and industrial	-	-
Commercial leases	-	-
Consumer and other	-	-
Total Non-Real Estate	-	-
Total other real estate owned and foreclosed assets	319	1,250
Total non-performing assets	$ 120,350	$ 41,724
Non-performing assets to total loans	4.47%	1.52%
Non-performing assets to total assets	3.03%	1.17%
Non-performing loans to total loans	4.46%	1.47%
Nonaccrual loans to total loans	4.03%	0.92%
Allowance for credit losses to nonaccrual loans	32.08%	122.79%

Non-performing assets were $120.4 million, or 3.03%, of total assets at December 31, 2024, compared to $41.7 million, or 1.17%, of total assets at December 31, 2023, which represented an increase in non-performing assets of $78.6 million. The increase in non-performing assets occurred primarily due to an increase in nonaccrual loans, partially offset by a decrease in loans 90 days greater delinquent and still accruing and other real estate owned. Nonperforming loans included loans previously classified as purchase credit deteriorated following the adoption of CECL.

Nonaccrual loans increased from $25.2 million at December 31, 2023 to $108.5 million at December 31, 2024. The increase in total nonaccrual loans was concentrated primarily in non-farm non-residential and multifamily loans. Non-performing assets included $3.9 million in loans with a government guarantee, or 3.24% of non-performing assets. These are structured as net loss guarantees in which up to 90% of loss exposure is covered.

At December 31, 2024 loans 90 days and greater delinquent and still accruing totaled $11.5 million, a decrease of $3.8 million or 24.8% from $15.3 million at December 31, 2023. The decrease in loans 90 days or greater delinquent and still accruing was concentrated primarily in non-farm non-residential loans.

Other real estate owned at December 31, 2024 totaled $0.3 million, a decrease of $0.9 million from $1.3 million at December 31, 2023.

At December 31, 2024, the largest 6 non-performing loan relationships comprise 76% of total non-performing loans. Additional details on the non-performing relationships are as follows:

1. A $28.7 million loan relationship secured by an assisted living center located in Louisiana; the loan was placed on nonaccrual in the fourth quarter of 2024.

2. A $26.0 million loan relationship secured by a multifamily apartment complex located in Texas; the loan was placed on nonaccrual in the fourth quarter of 2024.

3. A $23.0 million loan relationship was placed on nonaccrual at June 30, 2024. The loan relationship originally totaled $37.0 million and was secured by five retail shopping center properties located in the Midwest. First Guaranty initiated liquidation of the collateral with two properties sold in the fourth quarter of 2024. The proceeds, net of charge-offs, reduced the balance to $23.0 million. First Guaranty anticipates continued reduction in this loan relationship through additional sales of properties in 2025.

4. A $7.4 million loan relationship contractually matured at the end of the third quarter of 2024 and was greater than 90 days at December 31, 2024. The loan is secured by land located in Texas.

5. A $4.0 million loan relationship contractually matured at the end of the third quarter of 2024 and was greater than 90 days at December 31, 2024. The loan is secured by a hotel located in Louisiana. First Guaranty and the borrower satisfactorily renewed the relationship in January 2025. It was removed from the nonperforming category and moved to performing in January of 2025.

6. A $2.0 million loan relationship secured by a one- to four- family residential property located in West Virginia; the loan was placed on nonaccrual at June 30, 2024.

Classified Assets.

Federal regulations provide for the classification of loans and other assets, such as debt and equity securities considered by the FDIC to be of lesser quality, as "substandard," "doubtful" or "loss." An asset is considered "substandard" if it is inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. "Substandard" assets include those characterized by the "distinct possibility" that the insured institution will sustain "some loss" if the deficiencies are not corrected. Assets classified as "doubtful" have all of the weaknesses inherent in those classified as "substandard," with the added characteristic that the weaknesses present make "collection or liquidation in full," on the basis of currently existing facts, conditions, and values, "highly questionable and improbable." Assets classified as "loss" are those considered "uncollectible" and of such little value that their continuance as assets without the establishment of a specific allowance for credit losses is not warranted. Assets that do not currently expose the insured institution to sufficient risk to warrant classification in one of the aforementioned categories but possess weaknesses are designated as "special mention" by our management.

When an insured institution classifies problem assets as either substandard or doubtful, it may establish general allowances in an amount deemed prudent by management to cover losses that were both probable and reasonable to estimate. General allowances represent allowances which have been established to cover accrued losses associated with lending activities that were both probable and reasonable to estimate, but which, unlike specific allowances, have not been allocated to particular problem assets. When an insured institution classifies problem assets as "loss," it is required either to establish a specific allowance for losses equal to 100% of that portion of the asset so classified or to charge-off such amount. An institution's determination as to the classification of its assets and the amount of its valuation allowances is subject to review by the regulatory authorities, which may require the establishment of additional general or specific allowances.

In connection with the filing of our periodic regulatory reports and in accordance with our classification of assets policy, we continuously assess the quality of our loan portfolio and we regularly review the problem loans in our loan portfolio to determine whether any loans require classification in accordance with applicable regulations. Loans are listed on the "watch list" initially because of emerging financial weaknesses even though the loan is currently performing as agreed, or delinquency status, or if the loan possesses weaknesses although currently performing. Management reviews the status of our loan portfolio delinquencies, by product types, with the full board of directors on a monthly basis. Individual classified loan relationships are discussed as warranted. If a loan deteriorates in asset quality, the classification is changed to "special mention," "substandard," "doubtful" or "loss" depending on the circumstances and the evaluation. Generally, loans 90 days or more past due are placed on nonaccrual status and classified "substandard."

We also employ a risk grading system for our loans to help assure that we are not taking unnecessary and/or unmanageable risk. The primary objective of the loan risk grading system is to establish a method of assessing credit risk to further enable management to measure loan portfolio quality and the adequacy of the allowance for credit losses. Further, we contract with an external loan review firm to complete a credit risk assessment of the loan portfolio on a regular basis to help determine the current level and direction of our credit risk. The external loan review firm communicates the results of their findings to the Bank's audit committee. Any material issues discovered in an external loan review are also communicated to us immediately.

The increase in classified assets at December 31, 2024 as compared to December 31, 2023 was due to a $96.8 million increase in substandard loans offset by a $1.1 million decrease in doubtful loans. The increase in substandard loans was primarily the result of downgrades during the second quarter of 2024 of two related commercial loan relationships, with balances of $22.3 million and $16.9 million, from pass to substandard status, and one commercial loan relationship totaling $28.7 million downgraded during the third quarter of 2024, from special mention to substandard status, and one multifamily loan totaling $26.0 million downgraded during the fourth quarter of 2024, from special mention to substandard status. The $28.7 million commercial loan relationship was pass status at December 31, 2023. The decrease in doubtful loans was primarily the result of the payoff of a $0.4 million one-to-four family loan classified as doubtful during the first quarter of 2024. Special mention loans increased by $66.9 million in 2024. The increase in special mention loans was primarily the result of downgrade during the third quarter of 2024 of one commercial lease loan relationship totaling $18.1 million, and one downgrade during the fourth quarter of 2024 of one real estate loan relationship totaling $16.0 million, from pass to special mention status.

Allowance for Credit Losses.

First Guaranty adopted FASB ASC Topic 326 "Financial Instruments – Credit Losses: Measurement of Credit Losses on Financial Instruments" Update No. 2016-13 ("ASU 2016-13"). ASU 2016-13 on January 1, 2023. ASU 2016-13, referred to as the Current Expected Credit Loss ("CECL") standard, requires financial assets measured on an amortized cost basis, including loans and held-to-maturity debt securities, to be presented at an amount net of an allowance for credit losses, which reflects expected losses for the full life of the financial asset. Unfunded lending commitments are also within the scope of this topic. Under prior GAAP losses were not recognized until the occurrence of the loss was probable.

The allowance for credit losses on loans is maintained to absorb expected losses over the life of the loans in the loan portfolio. The allowance is increased by the provision for credit losses, offset by recoveries of previously charged-off loans and is decreased by loan charge-offs. The provision is a charge to current expense to provide for current expected loan losses and to maintain the allowance commensurate with management's evaluation of the risks inherent in the loan portfolio. Various factors are taken into consideration when determining the amount of the provision and the adequacy of the allowance. These factors include but are not limited to:

- past due and non-performing assets;

- specific internal analysis of loans requiring special attention;

- the current level of regulatory classified and criticized assets and the associated risk factors with each;

- changes in underwriting standards or lending procedures and policies;

- charge-off and recovery practices;

- national and local economic and business conditions;

- nature and volume of loans;

- overall portfolio quality, loan concentrations and portfolio stress test results;

- adequacy of loan collateral;

- quality of loan review system and degree of oversight by our board of directors;

- competition and legal and regulatory requirements on borrowers;

- examinations of the loan portfolio by federal and state regulatory agencies and examinations; and

- review by our internal loan review department and independent accountants.

The data collected from all sources in determining the adequacy of the allowance is evaluated on a regular basis by management with regard to current national and local economic trends, prior loss history, underlying collateral values, credit concentrations and industry risks. An estimate of potential loss on specific loans is developed in conjunction with an overall risk evaluation of the total loan portfolio. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as new information becomes available.

The allowance consists of specific, general, and unallocated components. The specific component relates to loans that are classified as doubtful, substandard, or collateral dependent. For such loans that are also classified as collateral dependent, an allowance is established when the collateral value is lower than the carrying value of that loan. The general component covers non-classified loans and special mention loans and is based on historical loss experience for the past three years adjusted for qualitative factors described above. An unallocated component is maintained to cover uncertainties that could affect the estimate of probable losses.

The balance in the allowance for credit losses is principally influenced by the provision for credit losses, recoveries, and by net loan loss experience. Additions to the allowance are charged to the provision for credit losses. Losses are charged to the allowance as incurred and recoveries on losses previously charged to the allowance are credited to the allowance at the time recovery is collected.

The allowance for credit losses was $34.8 million at December 31, 2024 compared to $30.9 million at December 31, 2023.

The balance in the allowance for credit losses is principally influenced by the provision for credit losses and by net loan loss experience. Additions to the allowance are charged to the provision for credit losses. Losses are charged to the allowance as incurred and recoveries on losses previously charged to the allowance are credited to the allowance at the time recovery is collected. The table below reflects the activity in the allowance for credit losses for the years indicated. As previously disclosed, the adoption of the CECL model in ASC 326 was the cause of most of the increase in the allowance in 2023.

	At or For the Years Ended December 31,	
	2024	2023
	(dollars in thousands)	
Balance at beginning of year	$ 30,926	$ 23,518
ASC 326 Adoption Day 1 Adjustment	-	8,120
Charge-offs:		
Real Estate:		
Construction and land development	(39)	-
Farmland	(258)	-
1- 4 family	(1,034)	(964)
Multifamily	-	-
Non-farm non-residential	(9,000)	(138)
Total Real Estate	**(10,331)**	**(1,102)**
Non-Real Estate:		
Agricultural	(33)	-
Commercial and industrial loans	(4,873)	(1,694)
Commercial leases	-	-
Consumer and other	(3,354)	(2,975)
Total Non-Real Estate	**(8,260)**	**(4,669)**
Total charge-offs	**(18,591)**	**(5,771)**
Recoveries:		
Real Estate:		
Construction and land development	1	7
Farmland	2	-
1- 4 family	12	93
Multifamily	-	-
Non-farm non-residential	93	230
Total Real Estate	**108**	**330**
Non-Real Estate:		
Agricultural	18	414
Commercial and industrial loans	235	205
Commercial leases	-	-
Consumer and other	551	426
Total Non-Real Estate	**804**	**1,045**
Total recoveries	**912**	**1,375**
Net (charge-offs)	**(17,679)**	**(4,396)**
Provision for credit losses	21,564	3,684
Balance at end of year	$ **34,811**	$ **30,926**
Ratios:		
Net loan charge-offs to average loans	0.64%	0.17%
Net loan charge-offs to loans at end of year	0.66%	0.16%
Allowance for credit losses to loans at end of year	1.29%	1.13%
Net loan charge-offs to allowance for credit losses	50.79%	14.21%
Net loan charge-offs to provision charged to expense	81.98%	119.33%

A provision for credit losses of $20.0 million was made during the year ended December 31, 2024 and $3.7 million for the same period in 2023. The provisions made in 2024 included a $1.6 million negative provision for credit losses related to unfunded commitments and a $0.1 million provision for credit losses on HTM securities. The provisions made were taken to provide for current credit losses and to maintain the allowance proportionate to risks inherent in the loan portfolio.

The loan portfolio factors in 2024 that primarily affected the allocation of the allowance included the following:

- Construction and land development loans decreased during 2024 due to loans converted to permanent financing. The allowance decrease related to this portfolio was due to a decline in the portfolio along with changes in the qualitative analysis of the portfolio related to economic conditions.

- One-to-four family residential loans increased $5.5 million during 2024. The allowance increase related to this portfolio was due to growth in the portfolio.

- Multifamily loans increased during 2024. The allowance increase related to this portfolio was due to growth in the portfolio and changes in the qualitative analysis of the portfolio.

- Non-farm non-residential loans increased by $114.0 million during 2024. The allowance increase related to this portfolio was due to growth, charge-offs and changes in the qualitative analysis of the portfolio related to economic conditions.

- Commercial and industrial loans decreased during 2024. The allowance decrease related to this portfolio was due to charge-offs and changes in the qualitative analysis of the portfolio.

- Commercial leases decreased during 2024 from $285.4 million at December 31, 2023 to $220.2 million at December 31, 2024. The allowance decrease related to this portfolio was due a decline in the portfolio along with changes in the qualitative analysis of the portfolio.

- Consumer and other loans decreased during 2024. The decrease in the related loan loss allowance balance was due primarily to charge-offs and qualitative analysis of the portfolio.

First Guaranty charged off $18.6 million in loan balances during the year ended December 31, 2024 as compared to $5.8 million for 2023. Recoveries totaled $0.9 million for the year ended December 31, 2024 and $1.4 million during 2023. The details of the $18.6 million in charged-off loans were as follows:

1. First Guaranty charged off $3.2 million in consumer loans during 2024. The consumer loan charge offs included $0.2 million in credit card loans, $1.3 million of loans secured by automobiles or equipment and $1.7 million in unsecured loans.

2. First Guaranty charged off $0.2 million on a commercial and industrial SBA loan relationship during the first quarter of 2024. This relationship had no remaining principal balance at December 31, 2024.

3. First Guaranty charged off $3.8 million on a loan relationship associated with a restaurant supply business located in Louisiana during the second quarter of 2024. This loan was secured by real estate, equipment, and inventory. This loan had a previous specific reserve of $2.5 million as of March 31, 2024. This loan had no remaining principal balance at December 31, 2024.

4. First Guaranty charged off a $1.8 million commercial and industrial loan that was originated under the Main Street Lending Program during the second quarter of 2024. The $1.8 million was the unguaranteed retained portion of the loan. This loan had a previous allocation in the reserve of $1.8 million at March 31, 2024. This loan had no remaining principal balance at December 31, 2024.

5. First Guaranty charged off $0.6 million on a real estate secured loan located in Louisiana during 2024. This was an acquired loan from the Union Bank acquisition and was secured by rental properties. This loan had no remaining principal balance at December 31, 2024.

6. First Guaranty charged off $0.4 million on a commercial and industrial SBA loan relationship during the second quarter of 2024. This relationship had a remaining principal balance of $0.6 million at December 31, 2024.

7. First Guaranty charged off $0.3 million on a real estate secured SBA loan during the second quarter of 2024. This loan had a remaining principal balance of $0.9 million at December 31, 2024.

8. First Guaranty charged off $1.0 million on a loan relationship that is classified as purchased credit deteriorated during the third quarter of 2024. This relationship had remaining principal balance of $1.3 million at December 31, 2024.

9. First Guaranty charged off $3.9 million on a non-farm non-residential loan relationship during the fourth quarter of 2024. This relationship had remaining principal balance of $23.0 million at December 31, 2024.

10. Smaller loans and overdrawn deposit accounts comprised the remaining $3.4 million of charge-offs for 2024.

Allocation of Allowance for Credit Losses.

The following tables set forth the allowance for credit losses allocated by loan category and the percent of loans in each category to total loans at the dates indicated. The allowance for credit losses allocated to each category is not necessarily indicative of future losses in any particular category and does not restrict the use of the allowance for losses in other categories.

| | At December 31, | | | | | |
| | 2024 | | | 2023 | | |
	Allowance for Credit Losses	Percent of Allowance to Total Allowance for Credit Losses	Percent of Loans in Each Category to Total Loans	Allowance for Credit Losses	Percent of Allowance to Total Allowance for Credit Losses	Percent of Loans in Each Category to Total Loans
	(dollars in thousands)					
Real Estate:						
Construction and land development	$ 3,930	11.3%	12.2%	$ 5,845	18.9%	14.5%
Farmland	50	0.1%	1.3%	36	0.1%	1.2%
1- 4 family	9,243	26.6%	16.7%	6,653	21.5%	16.1%
Multifamily	3,949	11.4 %	6.1%	1,614	5.2%	4.3%
Non-farm non-residential	11,531	33.1%	42.9%	10,596	34.3%	37.9%
Non-Real Estate:						
Agricultural	204	0.6%	1.5%	97	0.3%	1.5%
Commercial and industrial	1,994	5.7%	9.5%	2,711	8.8%	12.1%
Commercial leases	1,719	4.9%	8.2%	1,948	6.3%	10.4%
Consumer and other	1,337	3.8%	1.6%	1,426	4.6%	2.0%
Unallocated	854	2.5%	-%	-	-%	-%
Total Allowance	$ 34,811	100.0%	100.0%	$ 30,926	100.0%	100.0%

The following table presents net charge-offs during the period to average loans outstanding:

| | December 31, 2024 | | | December 31, 2023 | | |
	Net (Charge-offs) Recoveries	Average Loans Oustanding[1]	Net Charge-offs During Period to Average Loans Oustanding	Net (Charge-offs) Recoveries	Average Loans Oustanding[1]	Net Charge-offs During Period to Average Loans Oustanding
	(in thousands, except for %)					
Real Estate:						
Construction and land development	(38)	$ 334,119	-%	$ 7	$ 333,107	- %
Farmland	(256)	37,897	(0.7)%	-	29,089	- %
1- 4 family	(1,022)	459,045	(0.2)%	(871)	414,007	(0.2)%
Multifamily	-	163,192	-%	-	120,522	-%
Non-farm non-residential	(8,907)	1,155,757	(0.8)%	92	1,037,722	-%
Non-Real Estate:						
Agricultural	(15)	44,887	-%	414	44,308	0.9%
Commercial and industrial	(4,638)	281,462	(1.6)%	(1,489)	343,041	(0.4)%
Commercial leases	-	247,802	-%	-	290,559	-%
Consumer and other	(2,803)	46,308	(6.1)%	(2,549)	49,370	(5.2)%

[1]*Average loans outstanding was calculated using the trailing four quarters total for loans.*

Investment Securities.

Investment securities at December 31, 2024 totaled $602.7 million, an increase of $198.6 million, or 49.1%, compared to $404.1 million at December 31, 2023. The portfolio consists of both available for sale (AFS) and held to maturity securities (HTM). The securities designated as held to maturity are agency and corporate debt securities that are part of First Guaranty's investment strategy and public funds collateralization program. We purchase securities for our investment portfolio to provide a source of liquidity, to provide an appropriate return on funds invested, to manage interest rate risk and meet pledging requirements for public funds and borrowings.

The securities portfolio consisted principally of U.S. Government and Government agency securities, agency mortgage-backed securities, corporate debt securities and municipal bonds. U.S. government agencies consist of FHLB, Federal Farm Credit Bank ("FFCB"), Freddie Mac and Fannie Mae obligations. Mortgage-backed securities that we purchase are issued by Freddie Mac and Fannie Mae. Management monitors the securities portfolio for both credit and interest rate risk. We generally limit the purchase of corporate securities to individual issuers to manage concentration and credit risk. Corporate securities generally have a maturity of 10 years or less. U.S. Government securities consist of U.S. Treasury bills that have maturities of less than 30 days. Government agency securities generally have maturities of 15 years or less. Agency mortgage-backed securities have stated final maturities of 15 to 20 years.

At December 31, 2024, the U.S. Government and Government agency securities and municipal bonds qualified as securities available to collateralize public funds. Securities pledged as collateral totaled $233.9 million at December 31, 2024 and $192.2 million at December 31, 2023. Our public funds deposits have a seasonal increase due to tax collections at the end of the year and the first quarter. We typically collateralize the seasonal public fund increases with short term instruments such as U.S. Treasuries or other agency backed securities.

Our available for sale securities portfolio totaled $281.1 million at December 31, 2024, an increase of $197.6 million, or 236.7%, compared to $83.5 million at December 31, 2023. The increase was primarily due to the purchase of U.S. Treasury securities, collateralized mortgage obligations, and mortgage-backed securities.

Our held to maturity securities portfolio had an amortized cost of $321.6 million, net of allowance at December 31, 2024, compared to $320.6 million at December 31, 2023.

There were no credit related impairment of available for sale securities during 2024. There were no charge-offs recorded during 2024. There was a provision of $0.1 million recorded in the fourth quarter of 2024. The allowance for credit losses for held to maturity securities was $0.2 million at December 31, 2024.

The following tables set forth the stated maturities and weighted average yields of our investment securities at December 31, 2024.

| | At December 31, 2024 | | | | | | | |
| | One Year or Less | | More than One Year through Five Years | | More than Five Years through Ten Years | | More than Ten Years | |
	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield
	(in thousands, except for %)							
Available for sale:								
U.S. Treasuries	$ 147,780	4.2%	$ -	-%	$ -	-%	$ -	-%
U.S. Government Agencies	-	-%	-	-%	-	-%	-	-%
Corporate debt securities	-	-%	1,451	8.1%	10,131	5.5%	-	-%
Municipal bonds	6,056	5.7%	4,494	4.1%	8,402	4.1%	2,602	3.5%
Collateralized mortgage obligations	-	-%	-	-%	4,132	4.6%	27,486	4.3%
Mortgage-backed securities	-	-%	1	5.3%	3	6.4%	68,495	4.4%
Total available for sale securities	**$ 153,836**	**4.3%**	**$ 5,946**	**5.1%**	**$ 22,668**	**4.8%**	**$ 98,583**	**4.4%**
Held to maturity:								
U.S. Government Agencies	$ -	-%	$ -	-%	$ 87,143	2.4%	$ 179,619	2.4%
Corporate debt securities	$ -	-%	$ 6,420	3.3%	$ 48,591	3.2%	$ -	-%
Total held to maturity securities	**$ -**	**-%**	**$ 6,420**	**3.3%**	**$135,734**	**2.7%**	**$ 179,619**	**2.4%**

At December 31, 2024, $153.8 million, or 25.5%, of the securities portfolio was scheduled to mature in less than one year. Securities, not including mortgage-backed securities and collateralized mortgage obligations, with contractual maturity dates over 10 years totaled $182.2 million, or 30.2%, of the total portfolio at December 31, 2024. We closely monitor the investment portfolio's yield, duration, and maturity to ensure a satisfactory return. The average maturity of the securities portfolio is affected by call options that may be exercised by the issuer of the securities and are influenced by market interest rates. Prepayments of mortgages that collateralize mortgage-backed securities also affect the maturity of the securities portfolio.

Deposits.

Managing the mix and pricing the maturities of deposit liabilities is an important factor affecting our ability to maximize our net interest margin. The strategies used to manage interest-bearing deposit liabilities are designed to adjust as the interest rate environment changes. We regularly assess our funding needs, deposit pricing and interest rate outlooks. From December 31, 2023 to December 31, 2024, total deposits increased $467.2 million, or 15.5%, to $3.5 billion. Noninterest-bearing demand deposits decreased $38.7 million, or 8.7% to $404.1 million at December 31, 2024. The decrease in noninterest-bearing demand deposits was primarily concentrated in individual and business noninterest-bearing demand deposits. Interest-bearing demand deposits decreased $139.6 million, or 9.1%, to $1.4 billion at December 31, 2024. The decrease in interest-bearing demand deposits was primarily concentrated in public funds interest-bearing demand deposits. Savings deposits increased $15.5 million, or 7.1%, to $234.4 million at December 31, 2024, primarily related to increases in business and individual savings deposits. Time deposits increased $630.0 million, or 76.8%, to $1.5 billion at December 31, 2024, primarily due to increases in consumer and business time deposits along with increased brokered time deposits of approximately $481.7 million. These new brokered time deposits have maturities of two and three years. The proceeds from the new deposits were used to reduce short-term FHLB borrowings.

Management will continue to evaluate and update our product mix and related technology in its efforts to attract additional customers. We currently offer a number of deposit products that are competitively priced and designed to attract and retain customers with primary emphasis on noninterest-bearing deposits and other lower cost deposits.

At December 31, 2024, public funds deposits totaled $1.0 billion compared to $1.2 billion at December 31, 2023. Public funds time deposits totaled $78.4 million at December 31, 2024 compared to $50.9 million at December 31, 2023. Public funds deposits decreased due to decreased balances from existing customers that was primarily attributed to seasonal fluctuations. First Guaranty has developed a program for the retention and management of public funds deposits. Since the end of 2012, First Guaranty has maintained public funds deposits in excess of $400.0 million. These deposits are from public entities such as school districts, hospital districts, sheriff departments and municipalities. The majority of these funds are under fiscal agency agreements with terms of three years or less. Deposits under fiscal agency agreements are generally stable but public entities may maintain the ability to negotiate term deposits on a specific basis including with other financial institutions. These deposits generally have stable balances as we maintain both operating accounts and time deposits for these entities. There is a seasonal component to public deposit levels associated with annual tax collections. Public funds will increase at the end of the year and during the first quarter. In addition to seasonal fluctuations, there are monthly fluctuations associated with internal payroll and short-term tax collection accounts for our public funds deposit accounts. Public funds deposit accounts are collateralized by FHLB letters of credit, by expanded reciprocal deposit insurance programs, by Louisiana municipal bonds and by eligible government and government agency securities such as those issued by the FHLB, FFCB, Fannie Mae, and Freddie Mac. First Guaranty continues to grow the proportion of its public funds portfolio that is collateralized by reciprocal deposit insurance as an alternative to pledging securities or utilizing FHLB letters of credit. First Guaranty initiated this strategy to more efficiently invest these deposits in higher yielding loans to improve the net interest margin and earnings. Total public funds collateralized by reciprocal deposit insurance programs increased to $609.4 million at December 31, 2024 compared to $591.7 million at December 31, 2023.

The following table sets forth public funds as a percent of total deposits.

	December 31,			
	2024		2023	
	(in thousands except for %)			
Public Funds:				
Noninterest-bearing Demand	$	4,385	$	6,471
Interest-bearing Demand		915,067		1,090,527
Savings		48,925		46,606
Time		78,420		50,934
Total Public Funds	$	1,046,797	$	1,194,538
Total Deposits	$	3,476,260	$	3,009,094
Total Public Funds as a percent of Total Deposits		30.1%		39.7%

At December 31, 2024, the aggregate amount of outstanding certificates of deposit in amounts greater than or equal to $250,000 was approximately $201.0 million. At December 31, 2024, approximately $31.8 million of our certificates of deposit greater than or equal to $250,000 had a remaining term greater than one year.

The total amount of our uninsured deposits (deposits in excess of $250,000, as calculated in accordance with FDIC regulations) was estimated at $278.9 million at December 31, 2024. This total excludes public funds deposits that are collateralized by securities or FHLB letters of credit. The amount of uninsured deposits including collateralized public funds deposits was estimated at $840.2 million at December 31, 2024.

The following table sets forth the maturity of certificates of deposits greater than $250,000 at December 31, 2024.

	December 31, 2024
	(in thousands)
Three months or less	$ 57,031
Three to six months	41,472
Six months to one year	70,657
One to three years	18,393
More than three years	13,423
Total certificates of deposit greater than $250,000	**$ 200,976**

Borrowings.

First Guaranty maintains borrowing relationships with other financial institutions as well as the Federal Home Loan Bank on a short and long-term basis to meet liquidity needs. First Guaranty had $7.0 million in short-term borrowings outstanding at December 31, 2024 compared to $66.3 million outstanding at December 31, 2023. The short-term borrowings at December 31, 2024 were comprised of repurchase agreements of $7.0 million. The short-term borrowings outstanding at December 31, 2023 were comprised of short-term Federal Home Loan Bank advances of $50.0 million, a line of credit of $20.0 million with an outstanding balance of $10.0 million and repurchase agreements of $6.3 million.

First Guaranty had long-term borrowings from the FHLB that totaled $135.0 million at December 31, 2024. First Guaranty converted previous short-term floating rate borrowings from the FHLB into long-term lower fixed rate borrowings in order to reduce interest expense. First Guaranty has a $100.0 million FHLB advance that matures in the second quarter of 2027, and a $35.0 million FHLB advance that matures in the third quarter of 2027.

At December 31, 2024, we had $455.7 million in FHLB letters of credit outstanding obtained primarily for collateralizing public deposits compared to $513.3 million at December 31, 2023.

First Guaranty had senior long-term debt totaling $15.2 million at December 31, 2024 and $39.1 million at December 31, 2023. The change in senior long-term debt occurred when First Guaranty paid down $30.0 million of long term senior debt with the issuance of subordinated debt in March 2024.

First Guaranty also had subordinated debt totaling $44.7 million at December 31, 2024 and $15.0 million at December 31, 2023.

Shareholders' Equity.

Total shareholders' equity increased to $255.0 million at December 31, 2024 from $249.6 million at December 31, 2023. The increase in shareholders' equity was principally the result of an increase of $5.0 million in retained earnings, $0.3 million in surplus and a $0.1 million decrease in accumulated other comprehensive loss. The $5.0 million increase in retained earnings was primarily due to net income of $12.4 million during the year ended December 31, 2024, partially offset by $5.1 million in cash dividends paid on shares of our common stock and $2.3 million in cash dividends paid on shares of our preferred stock. The $0.3 million increase in surplus was due to common stock issued under the Equity Bonus Plan during the first quarter of 2024. The decrease in accumulated other comprehensive loss was primarily attributed to the decrease in unrealized losses on available for sale securities during the year ended December 31, 2024.

Results of Operations

A discussion regarding significant changes in our financial condition from December 31, 2022 to December 31, 2023 and our results of operations for the year ended December 31, 2022 can be found under "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K for the year ended December 31, 2023, filed with the SEC on March 15, 2024, which is available on the SEC's website at www.sec.gov and on our website, www.fgb.net.

Performance Summary

Year ended December 31, 2024 compared with year ended December 31, 2023. Net income for the year ended December 31, 2024 was $12.4 million, an increase of $3.2 million, or 35.0%, as compared to $9.2 million for the year ended December 31, 2023. The increase in net income of $3.2 million for the year ended December 31, 2024 was the result of several factors. First Guaranty experienced an increase in interest income, an increase in noninterest income, and a decrease in noninterest expense. This increased income was partially offset by an increase in interest expense and an increase in the provision for credit losses. Loan interest income increased due to the growth in First Guaranty's loan portfolio and repricing of existing loans to higher market rates, including loan fees recognized as an adjustment to yield. Securities interest income increased due to an increase in the average yield of the investment portfolio. Noninterest income increased primarily due to the net gain on sale of assets related to the sale-leaseback transaction and an increase on gains on the sale of loans. Noninterest expense decreased primarily due to decreased legal and professional fees, marketing, travel and lodging, operating supplies, and data processing. Factors that partially offset the increase in net income included an increase in interest expense that was due to increases in volume of interest-bearing liabilities and market interest rates. The increase in the provision was related to changes within the portfolio and charge-offs experienced in 2024. Earnings per common share for the years ended December 31, 2024 was $0.81 per common share, an increase of 30.6% or $0.19 per common share from $0.62 per common share for the year ended December 31, 2023.

Net Interest Income

Our operating results depend primarily on our net interest income, which is the difference between interest income earned on interest-earning assets, including loans and securities, and interest expense incurred on interest-bearing liabilities, including deposits and other borrowed funds. Interest rate fluctuations, as well as changes in the amount and type of interest-earning assets and interest-bearing liabilities, combine to affect net interest income. First Guaranty's assets and liabilities are generally most affected by changes in the Federal Funds rate, SOFR rate, short term Treasury rates such as one month and three month Treasury bills, and longer term Treasury rates such as the U.S. ten year Treasury rate. These rates increased in 2022 and 2023 due to the impact of inflation and the Federal Reserve's actions to reduce inflation by increasing interest rates. Our net interest income is affected by changes in the amount and mix of interest-earning assets and interest-bearing liabilities. There may also be a time lag in the effect of interest rate changes on assets and liabilities. It is also affected by changes in yields earned on interest-earning assets and rates paid on interest-bearing deposits and other borrowed funds.

A financial institution's asset and liability structure is substantially different from that of a non-financial company, in that virtually all assets and liabilities are monetary in nature. Accordingly, changes in interest rates may have a significant impact on a financial institution's performance. The impact of interest rate changes depends on the sensitivity to the change of our interest-earning assets and interest-bearing liabilities. The effects of the changing interest rate environment in recent periods and our interest sensitivity position is discussed below.

Year ended December 31, 2024 compared with year ended December 31, 2023. Net interest income for the years ended December 31, 2024 and 2023 was $88.4 million and $84.7 million, respectively. The increase in net interest income for the year ended December 31, 2024 as compared to the prior year was primarily due to an increase in the average balance of our total interest-earning assets and an increase in the average yield of our total interest-earning assets, partially offset by an increase in the average balance of our total interest-bearing liabilities and an increase in the average rate of our total interest-bearing liabilities. For the year ended December 31, 2024, the average balance of our total interest-earning assets increased by $438.4 million to $3.6 billion due to strong growth in our loan portfolio and an increase in interest-earning deposits with banks. The average yield of our interest-earning assets increased by 37 basis points to 6.18% from 5.81% for the year ended December 31, 2023 due to an improved mix of higher yielding assets. For the year ended December 31, 2024, the average balance of our total interest-bearing liabilities increased by $495.7 million to $3.0 billion due to growth in interest-bearing deposits and borrowings. The average rate of our total interest-bearing liabilities increased by 52 basis points to 4.42% from 3.90% for the year ended 2023. The rise in market interest rates, particularly associated with Treasury rates, contributed to the increase in our liabilities cost. The primary source of the increase in liabilities cost was associated with the repricing of maturing time deposits to higher market rates along with interest bearing demand deposits for public funds that are primarily indexed to Treasury rates. As a result, our net interest rate spread decreased 15 basis points to 1.76% for the year ended December 31, 2024 from 1.91% for the year ended December 31, 2023. Our net interest margin decreased 22 basis points to 2.47% for the year ended December 31, 2024 from 2.69% for the year ended December 31, 2023.

Interest Income

Year ended December 31, 2024 compared with year ended December 31, 2023. Interest income increased $38.7 million, or 21.1%, to $221.7 million for the year ended December 31, 2024 as compared to the prior year. First Guaranty's loan portfolio expanded during 2024 due to growth associated with our loan originations and existing loans repriced to higher market rates. These factors contributed to the increase in interest income as the average balance of our total interest-earning assets, primarily associated with loans, increased, and the average yield of interest-earning assets increased. The average balance of our interest-earning assets increased $438.4 million to $3.6 billion for the year ended December 31, 2024 as compared to the prior year. The average yield of interest-earning assets increased by 37 basis points to 6.18% for the year ended December 31, 2024 compared to 5.81% for the year ended December 31, 2023.

Interest income on securities increased $4.3 million to $13.9 million for the year ended December 31, 2024 as compared to the prior year primarily as a result of an increase in average yield and average balance of securities. The average yield on securities increased by 65 basis points to 2.96% for the year ended December 31, 2024 from 2.31% for the year ended December 31, 2023 due to the decrease in lower yielding Treasury securities that matured in 2023. The average balance of securities increased $54.2 million to $469.7 million for the year ended December 31, 2024 from $415.5 million for the year ended December 31, 2023 primarily due to an increase in the average balance of our U.S. Treasuries securities, collateralized mortgage obligations, and mortgage -backed securities portfolios compared to the prior year.

Interest income on loans increased $23.2 million, or 13.9%, to $190.4 million for the year ended December 31, 2024 as a result of an increase in the average balance and average yield of loans. The average balance of loans (excluding loans held for sale) increased by $169.9 million to $2.8 billion for the year ended December 31, 2024 from $2.6 billion for the year ended December 31, 2023 as a result of new loan originations. The average yield on loans (excluding loans held for sale) increased by 45 basis points to 6.86% for the year ended December 31, 2024 from 6.41% for the year ended December 31, 2023 due to the improved mix of loans along with an increase in market interest rates.

Interest income on interest-earning deposits with banks increased $11.1 million to $17.4 million for the year ended December 31, 2024 as compared to the prior year period as a result of an increase in the average balance of interest-bearing deposits with banks. The average balance of interest-bearing deposits with banks increased $213.3 million to $338.7 million for the year ended December 31, 2024 from $125.4 million for the year ended December 31, 2023.

Interest Expense

Year ended December 31, 2024 compared with year ended December 31, 2023. Interest expense increased $35.0 million, or 35.6%, to $133.3 million for the year ended December 31, 2024 from $98.3 million for the year ended December 31, 2023 due primarily to an increase in market interest rates and due to an increase in the average balance of interest-bearing liabilities. The average rate of interest-bearing demand deposits increased by 20 basis points during the year ended December 31, 2024 to 4.36% as compared to 4.16% for the prior year. The increase in market interest rates, particularly U.S. Treasury rates, contributed to the increase in rates paid on interest-bearing demand deposits. The largest concentration of interest-bearing demand deposits is associated with public funds deposits that are primarily indexed to Treasury rates. Treasury rates increased as the Federal Reserve increased rates to address increased inflation in the U.S. economy. The average rate of time deposits increased 111 basis points during the year ended December 31, 2024 to 4.69% as compared to 3.58% for the prior year. The increase in the average rate of time deposits was due to changes in market rates as existing time deposits repriced to higher market rates. The average balance of interest-bearing liabilities increased by $495.7 million during the year ended December 31, 2024 to $3.0 billion. This increase was a result of a $51.4 million increase in the average balance of interest-bearing demand deposits, a $17.4 million increase in the average balance of savings deposits, a $378.5 million increase in the average balance of time deposits, and a $48.5 million increase in the average balance of borrowings.

Average Balances and Yields. The following table sets forth average balance sheet balances, average yields and costs, and certain other information for the years indicated. No tax-equivalent yield adjustments were made, as the effect thereof was not material. All average balances are daily average balances. Nonaccrual loans were included in the computation of average balances, but have been reflected in the table as loans carrying a zero yield. Loans, net of unearned income, include loans held for sale. The yields set forth below include the effect of deferred fees, discounts and premiums that are amortized or accreted to interest income or expense.

The net interest income yield presented below is calculated by dividing net interest income by average interest-earning assets and is a measure of the efficiency of the earnings from the balance sheet activities. It is affected by changes in the difference between interest on interest-earning assets and interest-bearing liabilities and the percentage of interest-earning assets funded by interest-bearing liabilities.

	December 31, 2024			December 31, 2023		
	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate
			(in thousands, except for %)			
Assets						
Interest-earning assets:						
Interest-earning deposits with banks[1]	$ 338,743	$ 17,399	5.14%	$ 125,417	$ 6,268	5.00%
Securities (including FHLB stock)	469,679	13,925	2.96%	415,504	9,601	2.31%
Federal funds sold	1,378	-	-%	374	-	-%
Loans held for sale	-	-	-%	-	-	-%
Loans, net of unearned income[6]	2,776,990	190,382	6.86%	2,607,074	167,140	6.41%
Total interest-earning assets	3,586,790	221,706	6.18%	3,148,369	183,009	5.81%
Noninterest-earning assets:						
Cash and due from banks	19,891			18,729		
Premises and equipment, net	69,548			61,733		
Other assets	30,785			27,514		
Total Assets	$ 3,707,014			$ 3,256,345		
Liabilities and Shareholders' Equity						
Interest-bearing liabilities:						
Demand deposits	$ 1,499,959	65,331	4.36%	$ 1,448,597	60,243	4.16%
Savings deposits	230,393	5,173	2.25%	213,025	3,554	1.67%
Time deposits	1,048,118	49,166	4.69%	669,661	23,967	3.58%
Borrowings	235,542	13,598	5.77%	187,019	10,540	5.64%
Total interest-bearing liabilities	3,014,012	133,268	4.42%	2,518,302	98,304	3.90%
Noninterest-bearing liabilities:						
Demand deposits	414,804			481,456		
Other	24,084			18,672		
Total Liabilities	3,452,900			3,018,430		
Shareholders' Equity	254,114			237,915		
Total Liabilities and Shareholders' Equity	$ 3,707,014			$ 3,256,345		
Net interest income		$ 88,438			$ 84,705	
Net interest rate spread[2]			1.76%			1.91%
Net interest-earning assets[3]	$ 572,778			$ 630,067		
Net interest margin[4][5]			2.47%			2.69%
Average interest-earning assets to interest-bearing liabilities			119.00%			125.02%

(1) Includes Federal Reserve balances reported in cash and due from banks on the consolidated balance sheets.

(2) Net interest rate spread represents the difference between the yield on average interest-earning assets and the cost of average interest-bearing liabilities.

(3) Net interest-earning assets represent total interest-earning assets less total interest-bearing liabilities.

(4) Net interest margin represents net interest income divided by average total interest-earning assets.

(5) The tax adjusted net interest margin was 2.47% and 2.69% for the years ended December 31, 2024 and 2023. A 21% tax rate was used to calculate the effect on securities income from tax exempt securities for the years ended December 31, 2024 and 2023.

(6) Includes loan fees of $7.1 million and $6.0 million for the years ended December 31, 2024 and 2023.

Volume/Rate Analysis

The following table presents the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities for the years indicated. The table distinguishes between: (1) changes attributable to volume (changes in volume multiplied by the prior year's rate); (2) changes attributable to rate (change in rate multiplied by the prior year's volume) and (3) total increase (decrease) (the sum of the previous columns). Changes attributable to both volume and rate are allocated ratably between the volume and rate categories.

	For the Years Ended December 31, 2024 vs. 2023		
	Increase (Decrease) Due To		
	Volume	Rate	Increase/Decrease
	(in thousands except for %)		
Interest earned on:			
Interest-earning deposits with banks	$ 10,952	$ 179	$ 11,131
Securities (including FHLB stock)	1,363	2,961	4,324
Federal funds sold	-	-	-
Loans held for sale	-	-	-
Loans, net of unearned income	11,259	11,983	23,242
Total interest income	**23,574**	**15,123**	**38,697**
Interest paid on:			
Demand deposits	2,180	2,908	5,088
Savings deposits	309	1,310	1,619
Time deposits	16,260	8,939	25,199
Borrowings	2,796	262	3,058
Total interest expense	**21,545**	**13,419**	**34,964**
Change in net interest income	**$ 2,029**	**$ 1,704**	**$ 3,733**

Provision for Credit and Loan Losses

A provision for credit and loan losses is a charge to income in an amount that management believes is necessary to maintain an adequate allowance for credit losses. The allowance for credit losses is calculated under ASC 326 and is management's evaluation of expected credit losses over the life of the loans in the portfolio. The provision is based on management's regular evaluation of current economic conditions in our specific markets as well as regionally and nationally, changes in the character and size of the loan portfolio, underlying collateral values securing loans, and other factors which deserve recognition in estimating loan losses. Past events, current conditions, and reasonable forecasts, along with quantitative and qualitative adjustments, are used in calculating the allowance for credit losses. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available or as future events change.

We recorded a $20.0 million provision for credit losses for the year ended December 31, 2024 compared to $3.7 million for 2023. The $20.0 million provision included a $1.6 million negative provision for credit losses related to unfunded commitments and a $0.1 million provision for credit losses on HTM securities. Total charge-offs were $18.6 million for year ended December 31, 2024 and $5.8 million for 2023. Charge-offs for 2024 were concentrated in consumer auto and equipment secured loans, unsecured consumer loans, a loan relationship that is classified as purchased credit deteriorated, a loan relationship associated with a restaurant supply business located in Louisiana secured by real estate, equipment and inventory, and a commercial and industrial loan associated with the Main Street Lending Program. Partially offsetting these charge-offs were recoveries that totaled $0.9 million for the year ended December 31, 2024 and $1.4 million for the same period in 2023.

We believe that the allowance is adequate to cover expected losses in the loan portfolio. Economic uncertainty may result in additional increases to the allowance for credit losses in future periods.

Noninterest Income

Our primary sources of recurring noninterest income are customer service fees, ATM and debit card fees, loan fees, gains on the sales of loans and available for sale securities and other service fees. Noninterest income does not include loan origination fees which are recognized over the life of the related loan as an adjustment to yield using the interest method.

Noninterest income totaled $24.7 million for the year ended December 31, 2024, an increase of $14.2 million from $10.6 million for the year ended December 31, 2023. The increase was primarily due to increased gains on sale of assets associated with the sale-leaseback transaction during the second quarter of 2024. Net securities losses were $0 for the year ended December 31, 2024 as compared to net securities losses of

$0 for 2023. Service charges, commissions and fees totaled $3.2 million for the year ended December 31, 2024 as compared to $3.4 million for 2023. ATM and debit card fees totaled $3.1 million for the year ended December 31, 2024 and $3.2 million for 2023. Net gains on the sale of loans were $1.5 million for the year ended December 31, 2024 and $12,000 for 2023. Other noninterest income totaled $3.6 million and $3.9 million for the years ended December 31, 2024 and 2023, respectively.

Noninterest Expense

Noninterest expense includes salaries and employee benefits, occupancy and equipment expense and other types of expenses. Noninterest expense totaled $77.1 million for the year ended December 31, 2024 and $79.7 million for the year ended December 31, 2023. Salaries and benefits expense totaled $38.3 million for the year ended December 31, 2024 and $40.4 million for the year ended December 31, 2023. Occupancy and equipment expense totaled $10.2 million for the year ended December 31, 2024 and $9.0 million for the year ended December 31, 2023. Other noninterest expense totaled $28.6 million for the year ended December 31, 2024 and $30.2 million for 2023.

The following table presents, for the years indicated, the major categories of other noninterest expense:

	December 31, 2024	December 31, 2023
	(in thousands)	
Other noninterest expense:		
Legal and professional fees	$ 4,465	$ 5,709
Data processing	1,555	2,100
ATM fees	1,668	1,804
Marketing and public relations	1,240	1,927
Taxes - sales, capital and franchise	2,237	2,263
Operating supplies	336	778
Software expense and amortization	5,093	5,282
Travel and lodging	685	1,362
Telephone	424	382
Amortization of core deposits	696	696
Donations	267	595
Net costs from other real estate and repossessions	827	157
Regulatory assessment	4,688	3,136
Other	4,465	4,032
Total other expense	$ 28,646	$ 30,223

Income Taxes

The amount of income tax expense is influenced by the amount of pre-tax income, the amount of tax-exempt income and the amount of other non-deductible expenses and the statutory tax rate. The provision for income taxes for the years ended December 31, 2024 and 2023 was $3.6 million and $2.7 million, respectively. The provision for income taxes in 2024 increased as compared to 2023 due to the increase in income before income taxes. First Guaranty's statutory tax rate was 21.0% for the years ended December 31, 2024 and 2023.

Impact of Inflation

Our consolidated financial statements and related notes included elsewhere in this Annual Report on Form 10-K have been prepared in accordance with GAAP. These require the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative value of money over time due to inflation or deflation.

Unlike many industrial companies, substantially all of our assets and liabilities are monetary in nature. As a result, interest rates have a more significant impact on our performance than the effects of general levels of inflation. Interest rates may not necessarily move in the same direction or in the same magnitude as the prices of goods and services. However, other operating expenses do reflect general levels of inflation.

The Federal Reserve increased interest rates during 2022 and 2023 to address rising inflation in the U.S. The impact of rising interest rates associated with inflation impacted First Guaranty's net interest income and net interest margin along with the value of its financial assets.

Selected Financial Data

The following table presents consolidated selected financial data for First Guaranty. It does not purport to be complete and is qualified in its entirety by more detailed financial information and the audited consolidated financial statements contained elsewhere in this annual report.

	At or For the Years Ended December 31,				
	2024	**2023**	**2022**	**2021**	**2020**
	(in thousands except for %)				
Year End Balance Data Sheet:					
Investment securities	$ 602,719	$ 404,123	$ 451,526	$ 364,156	$ 238,548
Federal funds sold	$ 430	$ 341	$ 423	$ 183	$ 702
Loans, net of unearned income	$ 2,693,780	$2,748,708	$2,519,077	$ 2,159,359	$ 1,844,135
Allowance for credit losses	$ 34,811	$ 30,926	$ 23,518	$ 24,029	$ 24,518
Total assets	$ 3,972,728	$3,552,772	$3,151,347	$ 2,878,120	$ 2,473,078
Total deposits	$ 3,476,260	$3,009,094	$2,723,792	$ 2,596,492	$ 2,166,318
Borrowings	$ 201,923	$ 275,396	$ 183,369	$ 49,635	$ 116,630
Shareholders' equity	$ 255,049	$ 249,631	$ 234,991	$ 223,889	$ 178,591
Common shareholders' equity	$ 221,991	$ 216,573	$ 201,933	$ 190,831	$ 178,591
Performance Ratios and Other Data:					
Return on average assets	0.34 %	0.28%	0.97%	1.01%	0.87%
Return on average common equity	4.58%	3.36%	13.64%	14.06%	11.36%
Return on average tangible assets[1]	0.35%	0.30%	0.99%	1.04%	0.90%
Return on average tangible common equity	5.21%	3.98%	15.31%	15.98%	13.08%
Net interest margin	2.47%	2.69%	3.47%	3.44%	3.35%
Average loans to average deposits	86.96%	92.69%	85.94%	83.65%	81.25%
Efficiency ratio[2]	68.16%	83.62%	63.94%	63.63%	58.95%
Efficiency ratio (excluding amortization of intangibles and securities transactions)[2]	67.54%	82.89%	63.30%	63.32%	68.44%
Full time equivalent employees (year end)	399	491	472	470	429

(Footnotes on page 49.)

	At or For the Years Ended December 31,				
	2024	2023	2022	2021	2020
	(in thousands except for % and share data)				
Capital Ratios:					
Average shareholders' equity to average assets	6.85%	7.31%	7.62%	7.65%	7.62%
Average tangible equity to average tangible assets[3]	6.44%	6.82%	7.08%	7.02%	6.86%
Common shareholders' equity to total assets	5.59%	6.10%	6.41%	6.63%	7.22%
Tangible Common equity to tangible assets[3]	5.21%	5.65%	5.89%	6.04%	6.51%
Income Data:					
Interest income	$ 221,706	$ 183,009	$ 136,576	$ 111,917	$ 100,684
Interest expense	$ 133,268	$ 98,304	$ 36,534	$ 22,299	$ 26,017
Net interest income	$ 88,438	$ 84,705	$ 100,042	$ 89,618	$ 74,667
Provision for credit losses	$ 20,034	$ 3,714	$ 3,656	$ 2,055	$ 14,877
Noninterest income (excluding securities transactions)	$ 24,739	$ 10,577	$ 11,026	$ 10,046	$ 8,989
Securities (losses) gains	$ -	$ -	$ (17)	$ 714	$ 14,791
Noninterest expense	$ 77,137	$ 79,672	$ 71,005	$ 63,868	$ 58,033
Earnings before income taxes	$ 16,006	$ 11,896	$ 36,390	$ 34,455	$ 25,537
Net income	$ 12,448	$ 9,219	$ 28,884	$ 27,297	$ 20,318
Net income available to common shareholders	$ 10,119	$ 6,890	$ 26,556	$ 25,913	$ 20,318
Per Common Share Data:					
Net earnings	$ 0.81	$ 0.62	$ 2.48	$ 2.42	$ 1.90
Cash dividends paid	$ 0.41	$ 0.64	$ 0.64	$ 0.60	$ 0.58
Book value	$ 17.75	$ 17.36	$ 18.84	$ 17.81	$ 16.66
Tangible book value[4]	$ 16.48	$ 16.03	$ 17.23	$ 16.13	$ 14.92
Dividend payout ratio for Common and Preferred	59.90%	105.20%	31.81%	28.49%	30.68%
Weighted average number of shares outstanding	12,501,035	11,165,303	10,716,796	10,716,796	10,716,796
Number of shares outstanding	12,504,717	12,475,424	10,716,796	10,716,796	10,716,796
Asset Quality Ratios:					
Non-performing assets to total assets	3.03%	1.17%	0.47%	0.70%	1.25%
Non-performing assets to total loans	4.47%	1.52%	0.59%	0.93%	1.68%
Non-performing loans to total loans	4.46%	1.47%	0.58%	0.83%	1.55%
Loan loss reserve to non-performing assets	28.92%	74.12%	158.68%	119.95%	79.33%
Net charge-offs to average loans	0.64%	0.17%	0.18%	0.13%	0.08%
Provision for credit losses to average loans	0.72%	0.14%	0.16%	0.10%	0.89%
Allowance for credit losses to total loans	1.29%	1.13%	0.93%	1.11%	1.33%

(Footnotes on next page.)

(1) Tangible calculation eliminates goodwill and acquisition intangibles, principally core deposit intangibles, net of accumulated amortization, net of tax. See below for our reconciliation of non-GAAP financial measures to their most directly comparable GAAP financial measures under the caption "Selected Historical Consolidated Financial and Other Data— Non-GAAP Financial Measures."

(2) Efficiency ratio represents noninterest expense divided by the sum of net interest income and noninterest income. We calculate both a GAAP and a non-GAAP efficiency ratio. The GAAP-based efficiency ratio is noninterest expenses divided by net interest income plus noninterest income. See below for our reconciliation of non-GAAP financial measures to their most directly comparable GAAP financial measures under the caption "Selected Financial Data— Non-GAAP Financial Measures.

(3) We calculate tangible common equity as total shareholders' equity less preferred stock, goodwill and acquisition intangibles, principally core deposit intangibles, net of accumulated amortization, and we calculate tangible assets as total assets less goodwill and core deposit intangibles. Tangible common equity to tangible assets is a non-GAAP financial measure, and, as we calculate tangible common equity to tangible assets, the most directly comparable GAAP financial measure is total shareholders' equity to total assets. See below for our reconciliation of non-GAAP financial measures to their most directly comparable GAAP financial measures under the caption "Selected Historical Consolidated Financial and Other Data— Non-GAAP Financial Measures."

(4) We calculate tangible book value per common share as total shareholders' equity less preferred stock, goodwill and acquisition intangibles, principally core deposit intangibles, net of accumulated amortization at the end of the relevant period, divided by the outstanding number of shares of our common stock at the end of the relevant period. Tangible book value per common share is a non-GAAP financial measure, and, as we calculate tangible book value per common share, the most directly comparable GAAP financial measure is book value per common share. See below for our reconciliation of non-GAAP financial measures to their most directly comparable GAAP financial measures under the caption "Selected Financial Data— Non-GAAP Financial Measures."

Non-GAAP Financial Measures

Our accounting and reporting policies conform to accounting principles generally accepted in the United States, or GAAP, and the prevailing practices in the banking industry. However, we also evaluate our performance based on certain additional metrics. Tangible book value per share and the ratio of tangible equity to tangible assets are not financial measures recognized under GAAP and, therefore, are considered non-GAAP financial measures.

Our management, banking regulators, many financial analysts and other investors use these non-GAAP financial measures to compare the capital adequacy of banking organizations with significant amounts of preferred equity and/or goodwill or other intangible assets, which typically stem from the use of the purchase accounting method of accounting for mergers and acquisitions. Tangible equity, tangible assets, tangible book value per share or related measures should not be considered in isolation or as a substitute for total shareholders' equity, total assets, book value per share or any other measure calculated in accordance with GAAP. Moreover, the manner in which we calculate tangible equity, tangible assets, tangible book value per share and any other related measures may differ from that of other companies reporting measures with similar names.

The following table reconciles, as of the dates set forth below, shareholders' equity (on a GAAP basis) to tangible equity and total assets (on a GAAP basis) to tangible assets and calculates our tangible book value per share.

	At December 31,				
	2024	2023	2022	2021	2020
	(in thousands except for share data and %)				
Tangible Common Equity					
Total shareholder's equity	$ 255,049	$ 249,631	$ 234,991	$ 223,889	$ 178,591
Adjustments:					
Preferred Stock	33,058	33,058	33,058	33,058	-
Goodwill	12,900	12,900	12,900	12,900	12,900
Acquisition intangibles	2,962	3,658	4,355	5,051	5,815
Other intangibles	100	100	-	-	-
Tangible common equity	$ 206,029	$ 199,915	$ 184,678	$ 172,880	$ 159,876
Common shares outstanding	12,504,717	12,475,424	10,716,796	10,716,796	10,716,796
Book value per common share	$ 17.75	$ 17.36	$ 18.84	$ 17.81	$ 16.66
Tangible book value per common share	$ 16.48	$ 16.03	$ 17.23	$ 16.13	$ 14.92
Tangible Assets					
Total Assets	$ 3,972,728	$ 3,552,772	$ 3,151,347	$ 2,878,120	$ 2,473,078
Adjustments:					
Goodwill	12,900	12,900	12,900	12,900	12,900
Acquisition intangibles	2,962	3,658	4,355	5,051	5,815
Other intangibles	100	100	-	-	-
Tangible Assets	$ 3,956,766	$ 3,536,114	$ 3,134,092	$ 2,860,169	$ 2,454,363
Tangible common equity to tangible assets	5.21%	5.65%	5.89%	6.04%	6.51%

The efficiency ratio is a non-GAAP measure generally used by financial analysts and investment bankers to evaluate financial institutions. We calculate the efficiency ratio by dividing noninterest expense by the sum of net interest income and noninterest income, excluding amortizations of intangibles and securities transactions. The GAAP-based efficiency ratio is noninterest expenses divided by net interest income plus noninterest income. Noninterest income in 2024 included the gain from the sale-leaseback transaction.

The following table reconciles, as of the dates set forth below, our efficiency ratio to the GAAP-based efficiency ratio:

	For the Year Ended December 31,				
	2024	**2023**	**2022**	**2021**	**2020**
	(in thousands except for share data and %)				
GAAP-based efficiency ratio	**68.16%**	**83.62%**	**63.94%**	**63.63%**	**58.95%**
Noninterest expense	$ 77,137	$ 79,672	$ 71,005	$ 63,868	$ 58,033
Amortization of intangibles	696	696	696	764	711
Noninterest expense, excluding amortization	76,441	78,976	70,309	63,104	57,322
Net interest income	88,438	84,705	100,042	89,618	74,667
Noninterest income	24,739	10,577	11,009	10,760	23,780
Adjustments:					
Securities transactions	-	-	(17)	714	14,691
Noninterest income, excluding securities transactions	$ 24,739	$ 10,577	$ 11,026	$ 10,046	$ 9,089
Efficiency ratio	**67.54%**	**82.89%**	**63.30%**	**63.32%**	**68.44%**

Liquidity and Capital Resources

Liquidity

Liquidity refers to the ability or flexibility to manage future cash flows to meet the needs of depositors and borrowers and fund operations. Maintaining appropriate levels of liquidity allows us to have sufficient funds available to meet customer demand for loans, withdrawal of deposit balances and maturities of deposits and other liabilities. Liquid assets include cash and due from banks, interest-earning demand deposits with banks, federal funds sold and available for sale investment securities.

First Guaranty's cash and cash equivalents totaled $564.2 million at December 31, 2024 compared to $286.5 million at December 31, 2023. Loans maturing within one year or less at December 31, 2024 totaled $486.0 million compared to $357.7 million at December 31, 2023. At December 31, 2024, time deposits maturing within one year or less totaled $804.1 million compared to $503.7 million at December 31, 2023. Time deposits maturing after one year through three years totaled $489.6 million at December 31, 2024 compared to $214.0 million at December 31, 2023. Time deposits maturing after three years totaled $157.0 million at December 31, 2024 compared to $103.0 million at December 31, 2023. First Guaranty's held to maturity ("HTM") investment securities portfolio at December 31, 2024 was $321.6 million or 53.4% of the investment portfolio compared to $320.6 million at December 31, 2023. First Guaranty's available for sale ("AFS") portfolio was $281.1 million, or 46.6% of the investment portfolio at December 31, 2024 compared to $83.5 million, or 20.7% at December 31, 2023. The majority of the AFS portfolio was comprised of U.S. Treasuries, U.S. Government Agencies, collateralized mortgage obligations, mortgage-backed securities, municipal bonds and investment grade corporate bonds. We believe these securities are readily marketable and enhance our liquidity.

We maintained a net borrowing capacity at the FHLB totaling $339.2 million and $259.6 million at December 31, 2024 and December 31, 2023, respectively with $135.0 million and $205.0 million in FHLB advances outstanding at December 31, 2024 and December 31, 2023, respectively. The advances outstanding at December 31, 2024 were comprised of two long term advances totaling $135.0 million. The change in borrowing capacity with the Federal Home Loan Bank was due to changes in the value that First Guaranty receives on pledged collateral and due to First Guaranty's usage of the line. First Guaranty has increasingly transitioned public funds deposits into reciprocal deposit programs for collateralization as an alternative to FHLB letters of credit. At December 31, 2024, we had outstanding letters of credit from the FHLB in the amount of $455.7 million that were primarily used to collateralize public funds deposits. We also maintain federal funds lines of credit at various correspondent banks with borrowing capacity of $93.0 million at December 31, 2024. We also have a discount window line with the Federal Reserve Bank that totaled $250.4 million at December 31, 2024. Management believes there is sufficient liquidity to satisfy current operating needs.

Capital Resources

Our capital position is reflected in total shareholders' equity, subject to certain adjustments for regulatory purposes. Further, our capital base allows us to take advantage of business opportunities while maintaining the level of resources we deem appropriate to address business risks inherent in daily operations.

Total shareholders' equity increased to $255.0 million at December 31, 2024 from $249.6 million at December 31, 2023. The increase in shareholders' equity was principally the result of an increase of $5.0 million in retained earnings, $0.3 million in surplus and a $0.1 million decrease in accumulated other comprehensive loss. The $5.0 million increase in retained earnings was primarily due to net income of $12.4 million during the year ended December 31, 2024, partially offset by $5.1 million in cash dividends paid on shares of our common stock and $2.3 million in cash dividends paid on shares of our preferred stock. The $0.3 million increase in surplus was due to common stock issued under the Equity Bonus Plan during the first quarter of 2024. The decrease in accumulated other comprehensive loss was primarily attributed to the decrease in unrealized losses on available for sale securities during the year ended December 31, 2024.

Capital Management

We manage our capital to comply with our internal planning targets and regulatory capital standards administered by the Federal Reserve and the FDIC. We review capital levels on a monthly basis. We evaluate a number of capital ratios, including Tier 1 capital to total adjusted assets (the leverage ratio) and Tier 1 capital to risk-weighted assets. At December 31, 2024, First Guaranty and the Bank was classified as well-capitalized. First Guaranty's capital conservation buffer was 3.04% at December 31, 2024. The Bank's capital conservation buffer was 4.11% at December 31, 2024.

The following table presents First Guaranty and the Bank's capital ratios as of the indicated dates.

	"Well Capitalized Minimums"	At December 31, 2024	"Well Capitalized Minimums"	At December 31, 2023
Tier 1 Leverage Ratio				
Bank	5.00%	7.82%	5.00%	8.94%
Consolidated	5.00%	6.42%	N/A	N/A
Tier 1 Risk-based Capital Ratio				
Bank	8.00%	11.00%	8.00%	10.31%
Consolidated	8.00%	9.04%	N/A	N/A
Total Risk-based Capital Ratio				
Bank	10.00%	12.11%	10.00%	11.20%
Consolidated	10.00%	11.73%	N/A	N/A
Common Equity Tier One Capital				
Bank	6.50%	11.00%	6.50%	10.31%
Consolidated	6.50%	7.87%	N/A	N/A

Off-balance sheet commitments

We are a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of our customers and to reduce our own exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit and standby and commercial letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in our consolidated balance sheets. The contract or notional amounts of those instruments reflect the extent of the involvement in particular classes of financial instruments.

The exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby and commercial letters of credit is represented by the contractual notional amount of those instruments. The same credit policies are used in making commitments and conditional obligations as we do for on-balance sheet instruments. Unless otherwise noted, collateral or other security is not required to support financial instruments with credit risk.

The notional amounts of the financial instruments with off-balance sheet risk at December 31, 2024 and 2023 are as follows:

Contract Amount	December 31, 2024	December 31, 2023
	(in thousands)	
Commitments to Extend Credit	$ 134,178	$ 304,218
Unfunded Commitments under lines of credit	$ 186,006	$ 214,546
Commercial and Standby letters of credit	$ 13,576	$ 13,971

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Each customer's creditworthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if deemed necessary upon extension of credit, is based on our credit evaluation of the counterpart. Collateral requirements vary but may include accounts receivable, inventory, property, plant and equipment, residential real estate and commercial properties.

Unfunded commitments under lines of credit are contractually obligated by us as long as the borrower is in compliance with the terms of the loan relationship. Unfunded lines of credit are typically operating lines of credit that adjust on a regular basis as a customer requires funding. There may be seasonal variations to the usage of these lines. At December 31, 2024, the largest concentrations of unfunded commitments were lines of credit associated with construction and land development loans and commercial and industrial loans.

Commercial and standby letters of credit are conditional commitments to guarantee the performance of a customer to a third party. These guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing and similar transactions. The majority of these guarantees are short-term (one year or less); however, some guarantees extend for up to three years. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Collateral requirements are the same as on-balance sheet instruments and commitments to extend credit.

There were no losses incurred on any commitments during the years ended December 31, 2024 and 2023. The reserve for credit losses on unfunded commitments was $1.2 million at December 31, 2024.

Item 7A – Quantitative and Qualitative Disclosures about Market Risk

Asset/Liability Management and Market Risk

Asset/Liability Management

Our asset/liability management process consists of quantifying, analyzing and controlling interest rate risk to maintain reasonably stable net interest income levels under various interest rate environments. The principal objective of asset/liability management is to maximize net interest income while operating within acceptable limits established for interest rate risk and to maintain adequate levels of liquidity.

The majority of our assets and liabilities are monetary in nature. Consequently, one of our most significant forms of market risk is interest rate risk, which is inherent in our lending and deposit-taking activities. Our assets, consisting primarily of loans secured by real estate and fixed rate securities in our investment portfolio, have longer maturities than our liabilities, consisting primarily of deposits. As a result, a principal part of our business strategy is to manage interest rate risk and reduce the exposure of our net interest income to changes in market interest rates. The board of directors of First Guaranty Bank has established two committees, the management asset liability committee and the board investment committee, to oversee the interest rate risk inherent in our assets and liabilities, for determining the level of risk that is appropriate given our business strategy, operating environment, capital, liquidity and performance objectives, and for managing this risk consistent with the guidelines approved by the board of directors. The management asset liability committee is comprised of senior officers of the Bank and meets as needed to review our asset liability policies and interest rate risk position. The board ALCO investment committee is comprised of certain members of the board of directors of the Bank and meets monthly. The management asset liability committee provides a monthly report to the board ALCO investment committee.

The need for interest sensitivity gap management is most critical in times of rapid changes in overall interest rates. First Guaranty has generally been liability sensitive. We modified our business plan in 2024 to reduce the liability sensitive nature of our balance sheet. We are working to limit our future exposure to interest rate fluctuations by creating a more balanced mix of rate sensitive assets and liabilities on a one-year time horizon and greater than one-year time horizon. We purchased amortizing mortgage backed securities in 2024. We also purchased U.S. Treasury securities with a maturity of one year or less in 2024. Because of the significant impact on net interest margin from mismatches in repricing opportunities, we monitor the asset-liability mix periodically depending upon the management asset liability committee's assessment of current business conditions and the interest rate outlook. These strategies include, but are not limited to, frequent internal modeling of asset and liability values and behavior due to changes in interest rates. We monitor cash flow forecasts closely and evaluate the impact of both prepayments and extension risk.

The following interest sensitivity analysis is one measurement of interest rate risk. This analysis, which we prepare quarterly, reflects the contractual maturity characteristics of assets and liabilities over various time periods. This analysis does not factor in prepayments or interest rate floors on loans which may significantly change the report. This table includes nonaccrual loans in their respective maturity periods. The gap indicates whether more assets or liabilities are subject to repricing over a given time period. The interest sensitivity analysis at December 31, 2024 illustrated below reflects a liability-sensitive position with a negative cumulative gap on a one-year basis.

	December 31, 2024				
	Interest Sensitivity Within				
	3 Months Or Less	Over 3 Months thru 12 Months	Total One Year	Over One Year	Total
	(dollars in thousands, except for percentages)				
Earning Assets:					
Loans (including loans held for sale)	$ 917,176	$ 387,048	$ 1,304,224	$ 1,389,556	$ 2,693,780
Securities (including FHLB stock)	109,213	54,391	163,604	448,821	612,425
Federal Funds Sold	430	—	430	-	430
Other earning assets	545,081	—	545,081	-	545,081
Total earning assets	**$ 1,571,900**	**$ 441,439**	**$ 2,013,339**	**$ 1,838,377**	**$ 3,851,716**
Source of Funds:					
Interest-bearing accounts:					
Demand deposits	$ 1,387,068	$ -	$ 1,387,068	$ -	$ 1,387,068
Savings deposits	234,444	-	234,444	-	234,444
Time deposits	208,429	595,703	804,132	646,560	1,450,692
Short-term borrowings	-	-	-	6,916	6,916
Senior long-term debt	15,169	-	15,169	135,000	150,169
Junior subordinated debt	44,745	-	44,745	-	44,745
Noninterest-bearing, net	-	-	-	577,682	577,682
Total source of funds	**$ 1,889,855**	**$ 595,703**	**$ 2,485,558**	**$ 1,366,158**	**$ 3,851,716**
Period gap	$ (317,955)	$ (154,264)	$ (472,219)	$ 472,219	
Cumulative gap	$ (317,955)	$ (472,219)	$ (472,219)	$ -	
Cumulative gap as a percent of earning assets	(8.3)%	(12.3)%	(12.3)%		

Griffith, DeLaney, Hillman & Lett

CERTIFIED PUBLIC ACCOUNTANTS

PAUL DAVID GRIFFITH, CPA
JOHN MICHAEL DELANEY, CPA
TRACY NEAL HILLMAN, CPA
JONATHAN E. LETT, CPA

BEVERLY SUE PEMBERTON, CPA
KIMBERLY PAYNE CURTIS, CPA
CHRIS TILSLEY, CPA

429 - 13th Street, P.O. Box 1360
Ashland, Kentucky 41105-1360
(606) 329-1656
(800) 377-6270
FAX: (606) 324-4739

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
First Guaranty Bancshares, Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of First Guaranty Bancshares, Inc. and Subsidiary (First Guaranty) as of December 31, 2024 and 2023, and the related consolidated statements of income, comprehensive income, changes in shareholders' equity, and cash flows for each of the years in the two-year period ended December 31, 2024, and the related notes (collectively referred to as the financial statements). We also have audited First Guaranty's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Guaranty as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, First Guaranty maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control—Integrated Framework (2013) issued by COSO.

Basis for Opinion

First Guaranty's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on First Guaranty's financial statements and an opinion on First Guaranty's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to First Guaranty in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the financial statements included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Allowance for Credit Losses

As described in Notes 1, 5 and 6 to the financial statements, at December 31, 2024, First Guaranty's total loans were $2.7 billion and the associated allowance for credit losses (ACL) balance was $34.8 million. The allowance for credit losses is management's evaluation of expected credit losses over the life of the loans in the portfolio in accordance with Accounting Standards Codification ASC 326: Financial Instruments – Credit Losses. First Guaranty uses the discounted cash flow method to estimate expected losses for all of First Guaranty's loan segments that exhibit similar risk characteristics and loans that do not share risk characteristics are evaluated on an individual basis. For each loan segment, First Guaranty generates cash flow projections at the instrument level, adjusting payment expectations for estimated prepayment speed, curtailments, time to recovery, probability of default and loss given default. Additional qualitative adjustments are applied for risk factors that are not considered within the modeling process but are relevant in assessing the expected credit losses within the loan segments. Consideration is given to the following factors: changes in lending policies, procedures and strategies; changes in nature and volume of the portfolio; staff experience; changes in volume and trends in classified loans, delinquencies and nonaccruals; concentration risk; trends in underlying collateral values; external factors such as competition, legal and regulatory environment; changes in the quality of the loan review system; and economic conditions.

Auditing management's estimate of the allowances for loan credit losses, and more specifically the qualitative factor adjustments applied in the ACL, is a critical audit matter. The principal consideration for our determination of the critical audit matter is a high degree of subjectivity of the assumptions utilized in calculating the qualitative reserve component within the model. Furthermore, certain inputs and assumptions lack observable data and, therefore, applying audit procedures requires a higher degree of auditor judgement and subjectivity due to the nature and extent of audit evidence and effort required to address this matter.

The primary procedures we performed to address the critical audit matter included:

- Obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the reliability and accuracy of data used to calculate and estimate the various components of the ACL including:
    - Loan data completeness and accuracy,
    - Grouping of loans by segment,
    - Model inputs utilized,
    - Approval of model assumptions selected, and
    - Qualitative factors have been appropriately identified, are adequately supported, and accurately applied.

- Evaluated and tested the data and inputs utilized within the ACL calculation for completeness and accuracy including mathematical accuracy of the calculation.

- Evaluated the qualitative factors for appropriate identification and application including reasonableness of the basis for adjustment.

- Analyzed the total qualitative factor adjustment applied to each loan segment, in comparison to changes in the Company's quantitatively driven expected credit losses and loan segments and evaluated the appropriateness of the total qualitative factor adjustments applied in the overall allowance.

Goodwill

As described in Note 8 to the financial statements, First Guaranty's goodwill totaled $12.9 million as of December 31, 2024. Goodwill is tested annually for impairment, or more frequently if events or changes in circumstances indicate that the asset might be impaired. First Guaranty uses significant judgment and assumptions in estimating the fair value of these assets, including comparisons to peers, projections of future cash flows, discount rates, and growth rates. Given the complexity and subjectivity involved in these estimates, auditing the impairment assessment of goodwill and intangible assets was challenging and required a high degree of auditor judgment.

Our audit procedures related to First Guaranty's impairment assessment of goodwill and intangible assets included the following:

- We reviewed management's use of peer data by assessing the validity and adequacy of the data.

- We evaluated the reasonableness of management's forecasts of future cash flows by comparing them to historical performance, industry trends, and economic conditions.

- We assessed the appropriateness of the discount rates and growth rates used by management by comparing them to independent market data and industry benchmarks.

- We tested the completeness and accuracy of the underlying data used in the impairment analysis.

- We reviewed the sensitivity analyses performed by management to evaluate the impact of changes in key assumptions on the impairment conclusions.

- We evaluated the adequacy of the First Guaranty's disclosures related to goodwill in the financial statements.

Based on these procedures, we found management's estimates and assumptions to be reasonable and supported by the available evidence.

We have served as First Guaranty's auditor since 2022.

Ashland, Kentucky
March 17, 2025

FIRST GUARANTY BANCSHARES, INC. AND SUBSIDIARY - CONSOLIDATED BALANCE SHEETS

	December 31, 2024	December 31, 2023
	(in thousands, except share data)	
Assets		
Cash and cash equivalents:		
Cash and due from banks	$ 563,778	$ 286,114
Federal funds sold	430	341
Cash and cash equivalents	**564,208**	**286,455**
Interest-earning time deposits with banks	250	-
Investment securities:		
Available for sale, at fair value	281,097	83,485
Held to maturity, at cost and net of allowance for credit losses of $150 and $80 (estimated fair value of $251,458 and $253,584, respectively)	321,622	320,638
Investment securities	**602,719**	**404,123**
Federal Home Loan Bank stock, at cost	9,706	13,390
Loans held for sale	-	-
Loans, net of unearned income	2,693,780	2,748,708
Less: allowance for credit losses	34,811	30,926
Net loans	**2,658,969**	**2,717,782**
Premises and equipment, net	67,789	69,792
Goodwill	12,900	12,900
Intangible assets, net	3,474	4,298
Other real estate, net	319	1,250
Accrued interest receivable	14,850	15,713
Other assets	37,544	27,069
Total Assets	$ **3,972,728**	$ **3,552,772**
Liabilities and Shareholders' Equity		
Deposits:		
Noninterest-bearing demand	$ 404,056	$ 442,755
Interest-bearing demand	1,387,068	1,526,628
Savings	234,444	218,986
Time	1,450,692	820,725
Total deposits	**3,476,260**	**3,009,094**
Short-term advances from Federal Home Loan Bank	-	50,000
Short-term borrowings	-	10,000
Repurchase agreements	7,009	6,297
Accrued interest payable	20,437	11,807
Long-term advances from Federal Home Loan Bank	135,000	155,000
Senior long-term debt	15,169	39,099
Junior subordinated debentures	44,745	15,000
Other liabilities	19,059	6,844
Total Liabilities	**3,717,679**	**3,303,141**
Shareholders' Equity		
Preferred stock, Series A - $1,000 par value - 100,000 shares authorized Non-cumulative perpetual; 34,500 issued and outstanding, respectively	$ 33,058	$ 33,058
Common stock, $1 par value - 100,600,000 shares authorized; 12,504,717 and 12,475,424 shares issued and outstanding	12,505	12,475
Surplus	149,389	149,085
Retained earnings	72,965	67,972
Accumulated other comprehensive (loss) income	(12,868)	(12,959)
Total Shareholders' Equity	**255,049**	**249,631**
Total Liabilities and Shareholders' Equity	$ **3,972,728**	$ **3,552,772**

See Notes to the Consolidated Financial Statements.

FIRST GUARANTY BANCSHARES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF INCOME

| | Years Ended December 31, | |
	2024	2023
	(in thousands, except share data)	
Interest Income:		
Loans (including fees)	$ 190,382	$ 167,140
Deposits with other banks	17,399	6,268
Securities (including FHLB stock)	13,925	9,601
Federal funds sold	-	-
Total Interest Income	**221,706**	**183,009**
Interest Expense:		
Demand deposits	65,331	60,243
Savings deposits	5,173	3,554
Time deposits	49,166	23,967
Borrowings	13,598	10,540
Total Interest Expense	**133,268**	**98,304**
Net Interest Income	**88,438**	**84,705**
Less: Provision for credit losses	20,034	3,714
Net Interest Income after Provision for Credit Losses	**68,404**	**80,991**
Noninterest Income:		
Service charges, commissions and fees	3,189	3,401
ATM and debit card fees	3,132	3,242
Net gains on securities	-	-
Net gains on sale of loans	1,481	12
Net gains on sale of assets	13,306	23
Other	3,631	3,899
Total Noninterest Income	**24,739**	**10,577**
Noninterest Expense:		
Salaries and employee benefits	38,304	40,422
Occupancy and equipment expense	10,187	9,027
Other	28,646	30,223
Total Noninterest Expense	**77,137**	**79,672**
Income Before Income Taxes	**16,006**	**11,896**
Less: Provision for income taxes	3,558	2,677
Net Income	**12,448**	**9,219**
Less: Preferred stock dividends	2,329	2,329
Net Income Available to Common Shareholders	$ **10,119**	$ **6,890**
Per Common Share:		
Earnings	$ 0.81	$ 0.62
Cash dividends paid	$ 0.41	$ 0.64
Weighted Average Common Shares Outstanding	12,501,035	11,165,303

See Notes to Consolidated Financial Statements

FIRST GUARANTY BANCSHARES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Years Ended December 31,	
	2024	2023
	(in thousands)	
Net Income	$ 12,448	$ 9,219
Other comprehensive income:		
Unrealized (losses) gains on securities:		
Unrealized holding gains arising during the period	115	2,872
Reclassification adjustments for (gains) included in net income	-	-
Change in unrealized gains on securities	115	2,872
Tax impact	(24)	(603)
Other comprehensive income	91	2,269
Comprehensive Income	$ 12,539	$ 11,488

See Notes to Consolidated Financial Statements

FIRST GUARANTY BANCSHARES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Preferred Stock $1,000 Par	Common Stock $1 Par	Surplus	Retained Earnings	Accumulated Other Comprehensive Income/(Loss)	Total
	(in thousands, except share data)					
Balance December 31, 2022	$ 33,058	$ 10,717	$130,093	$ 76,351	$ (15,228)	$ 234,991
Net income	-	-	-	3,468	-	3,468
Cumulative effect of adoption of ASC Topic 326, net of tax	-	-	-	(7,900)	-	(7,900)
Other comprehensive income (loss)	-	-	-	-	414	414
Preferred stock dividends	-	-	-	(582)	-	(582)
Cash dividends on common stock ($0.16 per share)	-	-	-	(1,715)	-	(1,715)
Balance March 31, 2023	$ 33,058	$ 10,717	$ 130,093	$ 69,622	$ (14,814)	$ 228,676
Net income	-	-	-	2,676	-	2,676
Common stock issued in private placement, 714,287 shares	-	714	9,286	-	-	10,000
Other comprehensive income (loss)	-	-	-	-	(84)	(84)
Preferred stock dividends	-	-	-	(582)	-	(582)
Cash dividends on common stock ($0.16 per share)	-	-	-	(1,829)	-	(1,829)
Balance June 30, 2023	$ 33,058	$ 11,431	$ 139,379	$ 69,887	$ (14,898)	$ 238,857
Net income	-	-	-	1,772	-	1,772
Other comprehensive income (loss)	-	-	-	-	605	605
Preferred stock dividends	-	-	-	(582)	-	(582)
Cash dividends on common stock ($0.16 per share)	-	-	-	(1,830)	-	(1,830)
Balance September 30, 2023	$ 33,058	$ 11,431	$ 139,379	$ 69,247	$ (14,293)	$ 238,822
Net income	-	-	-	1,303	-	1,303
Common stock issued in private placement, 1,000,000 shares	-	1,000	9,000	-	-	10,000
Common stock issued under Equity Bonus Plan, 44,341 shares	-	44	706	-	-	750
Other comprehensive income	-	-	-	-	1,334	1,334
Preferred stock dividends	-	-	-	(582)	-	(582)
Cash dividends on common stock ($0.16 per share)	-	-	-	(1,996)	-	(1,996)
Balance December 31, 2023	$ 33,058	$ 12,475	$ 149,085	$ 67,972	$ (12,959)	$ 249,631

	Preferred Stock $1,000 Par	Common Stock $1 Par	Surplus	Retained Earnings	Accumulated Other Comprehensive Income/(Loss)	Total
			(in thousands, except share data)			
Balance December 31, 2023	$ 33,058	$ 12,475	$ 149,085	$ 67,972	$ (12,959)	$ 249,631
Net income	-	-	-	2,310	-	2,310
Common stock issued under Equity Bonus Plan, 29,293 shares	-	30	304	-	-	334
Other comprehensive income	-	-	-	-	628	628
Preferred stock dividends	-	-	-	(582)	-	(582)
Cash dividends on common stock ($0.16 per share)	-	-	-	(2,001)	-	(2,001)
Balance March 31, 2024	$ 33,058	$ 12,505	$ 149,389	$ 67,699	$ (12,331)	$ 250,320
Net income	-	-	-	7,201	-	7,201
Other comprehensive income (loss)	-	-	-	-	206	206
Preferred stock dividends	-	-	-	(582)	-	(582)
Cash dividends on common stock ($0.16 per share)	-	-	-	(2,001)	-	(2,001)
Balance June 30, 2024	$ 33,058	$ 12,505	$ 149,389	$ 72,317	$ (12,125)	$ 255,144
Net income	-	-	-	1,927	-	1,927
Other comprehensive income	-	-	-	-	907	907
Preferred stock dividends	-	-	-	(582)	-	(582)
Cash dividends on common stock ($0.08 per share)	-	-	-	(1,000)	-	(1,000)
Balance September 30, 2024	$ 33,058	$ 12,505	$ 149,389	$ 72,662	$ (11,218)	$ 256,396
Net income	-	-	-	1,010	-	1,010
Other comprehensive income	-	-	-	-	(1,650)	(1,650)
Preferred stock dividends	-	-	-	(582)	-	(582)
Cash dividends on common stock ($0.01 per share)	-	-	-	(125)	-	(125)
Balance December 31, 2024	$ 33,058	$ 12,505	$ 149,389	$ 72,965	$ (12,868)	$ 255,049

See Notes to Consolidated Financial Statements

FIRST GUARANTY BANCSHARES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,	
	2024	2023
	(in thousands)	
Cash Flows From Operating Activities:		
Net income	$ 12,448	$ 9,219
Adjustments to reconcile net income to net cash provided by operating activities:		
Provision for credit losses	20,034	3,714
Depreciation and amortization	4,432	4,026
Amortization/Accretion of investments	(2,556)	987
(Gain) loss on sale/call of securities	-	-
Gain on sale of assets	(14,535)	(35)
Repossessed asset writedowns, gains and losses on dispositions	397	150
FHLB stock dividends	(775)	(358)
Change in other assets and liabilities, net	14,284	4,011
Net Cash Provided by Operating Activities	33,729	21,714
Cash Flows From Investing Activities:		
Increase in interest bearing deposits	(250)	
Proceeds from maturities, calls and sales of AFS securities	169,497	51,406
Funds invested in AFS securities	(365,491)	(2,626)
Proceeds from maturities and calls of HTM securities	-	289
Proceeds from sale/redemption of Federal Home Loan Bank stock	8,724	2,425
Funds invested in Federal Home Loan Bank stock	(4,265)	(8,929)
Funds invested in intangibles	-	(100)
Net decrease (increase) in loans	36,826	(234,123)
Purchases of premises and equipment	(3,044)	(14,855)
Proceeds from sales of premises and equipment	14,981	324
Proceeds from sales of other real estate owned	953	101
Net Cash Used In Investing Activities	(142,069)	(206,088)
Cash Flows From Financing Activities:		
Net increase in deposits	467,166	285,302
Net decrease in federal funds purchased and short-term borrowings	(59,288)	(80,145)
Proceeds of long-term borrowings, net of costs	29,700	195,097
Repayment of long-term borrowings	(44,030)	(22,946)
Common stock issued in private placement	-	20,000
Dividends paid on preferred stock	(2,328)	(2,328)
Dividends paid common stock	(5,127)	(7,370)
Net Cash Provided By Financing Activities	386,093	387,610
Net Increase in Cash and Cash Equivalents	277,753	203,236
Cash and Cash Equivalents at the Beginning of the Period	286,455	83,219
Cash and Cash Equivalents at the End of the Period	$ 564,208	$ 286,455
Noncash Activities:		
Acquisition of real estate in settlement of loans	$ 423	$ 1,388
Common stock issued for stock grants	334	$ 750
Cash Paid During the Period:		
Interest on deposits and borrowed funds	$ 124,638	$ 90,786
Federal income taxes	-	$ 3,100
State income taxes	$ -	$ 330

See Notes to the Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Business and Summary of Significant Accounting Policies

Business

First Guaranty Bancshares, Inc. ("First Guaranty") is a Louisiana corporation and a financial holding company headquartered in Hammond, LA. First Guaranty owns all of the outstanding shares of common stock of First Guaranty Bank. First Guaranty Bank (the "Bank") is a Louisiana-chartered commercial bank that offers a wide range of financial services and focuses on building client relationships and providing exceptional customer service. These services include consumer and commercial lending, mortgage loan origination, the issuance of credit cards and retail banking services. The Bank also maintains an investment portfolio comprised of government, government agency, corporate, and municipal securities. The Bank has thirty-five banking facilities and fifty-four automated teller machines (ATMs) in Southeast, Southwest, Central and North Louisiana, North Central Texas, Kentucky and West Virginia.

Summary of significant accounting policies

The accounting and reporting policies of First Guaranty conform to generally accepted accounting principles and to predominant accounting practices within the banking industry. The more significant accounting and reporting policies are as follows:

Consolidation

The consolidated financial statements include the accounts of First Guaranty Bancshares, Inc., and its wholly owned subsidiary, First Guaranty Bank. All significant intercompany balances and transactions have been eliminated in consolidation.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expense during the reporting periods. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near-term relate to the determination of the allowance for credit losses, the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans, and the valuation of investment securities. In connection with the determination of the allowance for credit losses and real estate owned, First Guaranty obtains independent appraisals for significant properties.

Cash and cash equivalents

For purposes of reporting cash flows, cash and cash equivalents are defined as cash, due from banks, interest-bearing demand deposits with banks and federal funds sold with maturities of three months or less.

Securities

First Guaranty reviews its financial position, liquidity and future plans in evaluating the criteria for classifying investment securities. Debt securities that Management has the ability and intent to hold to maturity are classified as held to maturity and carried at cost, adjusted for amortization of premiums and accretion of discounts using methods approximating the interest method. Securities available for sale are stated at fair value. The unrealized difference, if any, between amortized cost and fair value of these AFS securities is excluded from income and is reported, net of deferred taxes, in accumulated other comprehensive income as a part of shareholders' equity. Details of other comprehensive income are reported in the consolidated statements of comprehensive income. Realized gains and losses on securities are computed based on the specific identification method and are reported as a separate component of other income. Amortization of premiums and discounts is included in interest income. Discounts and premiums related to debt securities are amortized using the effective interest rate method.

On January 1, 2023 the Bank adopted ASC 326, which requires expected credit related losses on available for sale debt securities to be recorded through an allowance for credit losses, while non-credit related losses or declines in fair value continue to be recognized through other comprehensive income. Under the new guidance, First Guaranty is also required to evaluate held to maturity debt securities for expected credit losses.

Management evaluates securities for impairment at least on a quarterly basis, and more frequently when economic or market conditions warrant such an evaluation. In estimating losses, management considers the extent that fair value has been less than cost and the financial condition and near term prospects of the issuer. Management also assesses whether it intends to sell, or it is more likely than not that it will be required to sell, a security in an unrealized loss position before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the entire difference between amortized cost and fair value is recognized as impairment through an allowance for credit losses. For debt securities that do not meet the aforementioned criteria, the amount of impairment is split into two components as follows: 1) impairment related to credit loss, which must be recognized in the income statement and 2) impairment related to other factors, which is recognized in other comprehensive income. The credit loss is defined as the difference between the present value of the cash flows expected to be collected and the amortized cost basis but cannot be more than the difference between amortized cost and the fair value of the security.

Loans held for sale

Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated fair value in the aggregate. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income. Loans held for sale have primarily been fixed rate single-family residential mortgage loans under contract to be sold in the secondary market. In most cases, loans in this category are sold within thirty days. Buyers generally have recourse to return a purchased loan under limited circumstances. Recourse conditions may include early payment default, breach of representations or warranties and documentation deficiencies. Mortgage loans held for sale are generally sold with the mortgage servicing rights released. Gains or losses on sales of mortgage loans are recognized based on the differences between the selling price and the carrying value of the related mortgage loans sold.

Loans

Loans are stated at the principal amounts outstanding, net of unearned income and deferred loan fees. In addition to loans issued in the normal course of business, overdrafts on customer deposit accounts are considered to be loans and reclassified as such. Interest income on all classifications of loans is calculated using the simple interest method on daily balances of the principal amount outstanding.

Accrual of interest is discontinued on a loan when Management believes, after considering economic and business conditions and collection efforts, the borrower's financial condition is such that reasonable doubt exists as to the full and timely collection of principal and interest. This evaluation is made for all loans that are 90 days or more contractually past due. When a loan is placed in nonaccrual status, all interest previously accrued but not collected is reversed against current period interest income. Income on such loans is then recognized only to the extent that cash is received and where the future collection of interest and principal is probable. Loans are returned to accrual status when, in the judgment of Management, all principal and interest amounts contractually due are reasonably assured to be collected within a reasonable time frame and when the borrower has demonstrated payment performance of cash or cash equivalents; generally for a period of 6 months. All loans, except mortgage loans, are considered past due if they are past due 30 days. Mortgage loans are considered past due when two consecutive payments have been missed. Loans that are past due 90-120 days and deemed uncollectible are charged-off. The loan charge off is a reduction of the allowance for credit losses.

Credit Quality

First Guaranty's credit quality indicators are pass, special mention, substandard, and doubtful.

Loans included in the pass category are performing loans with satisfactory debt coverage ratios, collateral, payment history, and documentation requirements.

Special mention loans have potential weaknesses that deserve close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects. Borrowers may be experiencing adverse operating trends (declining revenues or margins) or an ill proportioned balance sheet (e.g., increasing inventory without an increase in sales, high leverage, tight liquidity). Adverse economic or market conditions, such as interest rate increases or the entry of a new competitor, may also support a special mention rating. Nonfinancial reasons include management problems, pending litigation, an ineffective loan agreement or other material structural weakness, and any other significant deviation from prudent lending practices.

A substandard loan is inadequately protected by the paying capacity of the obligor or of the collateral pledged, if any. Loans classified as substandard have a well-defined weakness. They are characterized by the distinct possibility that First Guaranty will sustain some loss if the deficiencies are not corrected. These loans require more intensive supervision. Substandard loans are generally characterized by current or expected unprofitable operations, inadequate debt service coverage, inadequate liquidity, or marginal capitalization. Repayment may depend on collateral or other credit risk mitigates. For some substandard loans, the likelihood of full collection of interest and principal may be in doubt and interest is no longer accrued. Consumer loans that are 90 days or more past due or that are nonaccrual are considered substandard.

Doubtful loans have the weaknesses of substandard loans with the additional characteristic that the weaknesses make collection or liquidation in full questionable and there is a high probability of loss based on currently existing facts, conditions and values.

Loan fees and costs

Nonrefundable loan origination and commitment fees and direct costs associated with originating loans are deferred and recognized over the lives of the related loans as an adjustment to the loans' yield using the level yield method.

Allowance for credit losses

The allowance for credit losses is established through a provision for credit losses charged to expense. Loans are charged against the allowance for credit losses when management believes that the collectability of the principal is unlikely. The allowance is based on management's evaluation of expected credit losses over the life of the loans in the portfolio, in accordance with ASC 326. The loan portfolio is divided into segments to evaluate expected losses. Loans that do not share risk characteristics with a segment are evaluated individually. Management estimates the allowance balance using available information such as past events, current conditions and reasonable forecasts. Adjustments to historical information are made using qualitative and qualitative factors developed by management.

The following are general credit risk factors that affect our loan portfolio segments. These factors do not encompass all risks associated with each loan category. Construction and land development loans have risks associated with interim construction prior to permanent financing and repayment risks due to the future sale of developed property. Farmland and agricultural loans have risks such as weather, government agricultural policies, fuel and fertilizer costs, and market price volatility. One- to four-family residential, multifamily, and consumer credits are strongly influenced by employment levels, consumer debt loads and the general economy. Non-farm non-residential loans include both owner-occupied real estate and non-owner occupied real estate. Common risks associated with these properties is the ability to maintain tenant leases and keep lease income at a level able to service required debt and operating expenses. Commercial and industrial loans generally have non-real estate secured collateral which requires closer monitoring than real estate collateral.

The allowance consists of specific, general, and unallocated components. The specific component relates to loans that are classified as doubtful, substandard, and individually evaluated for impairment. For such loans that are also classified as individually evaluated for impairment, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the loan is lower than the carrying value of that loan. The general component covers non-classified loans and special mention loans and is based on historical loss experience adjusted for qualitative factors. Qualitative factors include analysis of levels and trends in delinquencies, nonaccrual loans, charge-offs and recoveries, loan risk ratings, trends in volume and terms of loans, changes in lending policy, credit concentrations, portfolio stress test results, national and local economic trends, industry conditions, and other relevant factors. An unallocated component is maintained to cover uncertainties that could affect the estimate of probable losses.

The allowance for credit losses on unfunded commitments represents expected credit losses over the contractual period for which First Guaranty is exposed to credit risk from a contractual obligation to extend credit. No allowance is recorded if there is an unconditional right to cancel the obligation. The allowance is reported as a component of Other Liabilities on the Consolidated Balance Sheets. Adjustments to the allowance for unfunded commitments are included in the provision for credit losses on the Consolidated Statements of Income.

Goodwill and intangible assets

Goodwill and intangible assets deemed to have indefinite lives are subject to annual impairment tests. Goodwill represents the excess of the purchase price over the fair value of the net identifiable assets acquired in an acquisition. First Guaranty's goodwill is tested for impairment on an annual basis, or more often if events or circumstances indicate that there may be impairment in accordance with ASC Topic 350.

Identifiable intangible assets are acquired assets that lack physical substance but can be distinguished from goodwill because of contractual or legal rights or because the assets are capable of being sold or exchanged either on their own or in combination with the related contract, asset or liability. First Guaranty's intangible assets primarily relate to core deposits and loan servicing assets related to the SBA portfolio. These core deposit intangibles are amortized on a straight-line basis over terms ranging from seven to fifteen years. Management periodically evaluates whether events or circumstances have occurred that impair this deposit intangible.

Premises and equipment

Premises and equipment are stated at cost, less accumulated depreciation. Depreciation is computed for financial reporting purposes using the straight-line method over the estimated useful lives of the respective assets as follows:

Buildings and improvements 10-40 years
Equipment, fixtures and automobiles 3-10 years

Expenditures for renewals and betterments are capitalized and depreciated over their estimated useful lives. Repairs, maintenance and minor improvements are charged to operating expense as incurred. Gains or losses on disposition, if any, are recorded as a separate line item in noninterest income on the Statements of Income.

Other real estate

Other real estate includes properties acquired through foreclosure or acceptance of deeds in lieu of foreclosure. These properties are recorded at the lower of the recorded investment in the property or its fair value less the estimated cost of disposition. Any valuation adjustments required prior to foreclosure are charged to the allowance for credit losses. Subsequent to foreclosure, losses on the periodic revaluation of the property are charged to current period earnings as other real estate expense or to the allowance for other real estate. Costs of operating and maintaining the properties are charged to other real estate expense as incurred. Any subsequent gains or losses on dispositions are credited or charged to income in the period of disposition.

Off-balance sheet financial instruments

In the ordinary course of business, First Guaranty has entered into commitments to extend credit, including commitments under credit card arrangements, commitments to fund commercial real estate, construction and land development loans secured by real estate, and performance standby letters of credit. Such financial instruments are recorded when they are funded.

Income taxes

First Guaranty and its subsidiary file a consolidated federal income tax return on a calendar year basis. In lieu of Louisiana state income tax, the Bank is subject to the Louisiana bank shares tax, which is included in noninterest expense in First Guaranty's consolidated financial statements. With few exceptions, First Guaranty is no longer subject to U.S. federal, state or local income tax examinations for years before 2021. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the deferred tax assets or liabilities are expected to be settled or realized. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be utilized.

Comprehensive income

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available for sale securities, are reported as a separate component of the equity section of the balance sheet, such items along with net income, are components of comprehensive income. The components of other comprehensive income and related tax effects are presented in the Statements of Comprehensive Income.

Fair Value Measurements

The fair value of a financial instrument is the current amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. Valuation techniques use certain inputs to arrive at fair value. Inputs to valuation techniques are the assumptions that market participants would use in pricing the asset or liability. They may be observable or unobservable. First Guaranty uses a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. See Note 19 for a detailed description of fair value measurements.

Transfers of Financial Assets

Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (i) the assets have been isolated from First Guaranty, (ii) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (iii) First Guaranty does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Earnings per common share

Earnings per share represents income available to common shareholders divided by the weighted average number of common shares outstanding during the period. No convertible shares of First Guaranty's stock are outstanding.

Revenue Recognition

First Guaranty has identified certain recurring revenue streams (including fee income, NSF/OD charges, and ATM/ Card fee income) related to noninterest income, which are within the scope of *Topic 606, Revenue from Contracts with Customers*.

There are no significant judgments relating to the amount and timing of revenue recognition for revenue streams within the scope of *Topic 606, Revenue from Contracts with Customer*. Due to the nature of the services First Guaranty provides to its customers, it does not incur costs to obtain contracts, and there are no material incremental costs to fulfill these contacts that should be capitalized. There are no material contract assets or receivables as First Guaranty does not typically enter into long-term revenue contracts with customers.

Operating Segments

All of First Guaranty's operations are considered by management to be aggregated into one reportable operating segment. While the chief decision-makers monitor the revenue streams of the various products and services, the identifiable segments are not material. Operations are managed and financial performance is evaluated on a Company-wide basis.

Reclassifications

Certain reclassifications have been made to prior year end financial statements in order to conform to the classification adopted for reporting in 2024.

Note 2. Recent Accounting Pronouncements

Accounting Standards Adopted in 2024

None.

Accounting Pronouncements Not Yet Adopted

ASU No. 2023-09, *"Improvements to Tax Disclosures"* ("ASU 2023-09") is intended to enhance the transparency and decision usefulness of income tax disclosures primarily through changes to the rate reconciliation and income taxes paid information. This update is effective for annual periods beginning after December 15, 2024, though early adoption is permitted. We do not expect it to have a material effect on First Guaranty's consolidated financial statements.

Note 3. Cash and Due from Banks

Certain reserves are required to be maintained at the Federal Reserve Bank. There was no reserve requirement as of December 31, 2024 and 2023. At December 31, 2024 First Guaranty had three accounts at correspondent banks, excluding the Federal Reserve Bank, that exceeded the FDIC insurable limit of $250,000. These accounts were over the insurable limit by $10.7 million. At December 31, 2023 First Guaranty had three accounts at correspondent banks, excluding the Federal Reserve Bank, that exceeded the FDIC insurable limit of $250,000. These accounts were over the insurable limit by $1.2 million.

Note 4. Securities

A summary comparison of securities by type at December 31, 2024 and 2023 is shown below.

	December 31, 2024				December 31, 2023			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
				(in thousands)				
Available for sale:								
U.S. Treasury	$ 147,840	$ 33	$ (93)	$ 147,780	$ 50,048	$ -	$ (218)	$ 49,830
U.S. Government Agencies	-	-	-	-	-	-	-	-
Corporate debt securities	12,250	-	(668)	11,582	16,750	3	(1,279)	15,474
Municipal bonds	21,736	220	(339)	21,617	13,522	31	(372)	13,181
Collateralized mortgage obligations	32,065	-	(446)	31,619	-	-	-	-
Mortgage-backed securities	70,430	-	(1,931)	68,499	5,144	-	(144)	5,000
Total available for sale securities	$ 284,321	$ 253	$ (3,477)	$ 281,097	$ 85,464	$ 34	$ (2,013)	$ 83,485
Held to maturity:								
U.S. Government Agencies	$ 266,761	$ -	$ (64,671)	$ 202,090	$ 265,896	$ -	$ (61,532)	204,364
Corporate debt securities	55,011	-	(5,643)	49,368	54,822	-	(5,602)	49,220
Total held to maturity securities	$ 321,772	$ -	$ (70,314)	$ 251,458	$ 320,718	$ -	$ (67,134)	$ 253,584

The scheduled maturities of securities at December 31, 2024, by contractual maturity, are shown below. Actual maturities may differ from contractual maturities due to call or prepayments. Mortgage-backed securities are not due at a single maturity because of amortization and potential prepayment of the underlying mortgages. For this reason they are presented separately in the maturity table below.

	December 31, 2024	
	Amortized Cost	Fair Value
	(in thousands)	
Available for sale:		
Due in one year or less	$ 153,941	$ 153,898
Due after one year through five years	5,959	5,945
Due after five years through 10 years	19,162	18,533
Over 10 years	2,764	2,603
Subtotal	181,826	180,979
Collateralized mortgage obligations	32,065	31,619
Mortgage-backed Securities	70,430	68,499
Total available for sale securities	$ 284,321	$ 281,097
Held to maturity:		
Due in one year or less	$ -	$ -
Due after one year through five years	6,420	5,959
Due after five years through 10 years	135,734	116,359
Over 10 years	179,618	129,140
Total held to maturity securities	$ 321,772	$ 251,458

At December 31, 2024 and 2023 the carrying value of pledged securities totaled $233.9 million and $192.2 million, respectively.

Accrued interest receivable on First Guaranty's investment securities was $1.4 million and $1.8 million at December 31, 2024 and 2023, respectively, and was included in accrued interest receivable on the consolidated balance sheet. The allowance for credit losses related to the held to maturity portfolio was $0.2 million and $0.1 million at December 31, 2024 and 2023, respectively.

The following is a summary of the fair value of securities with gross unrealized losses and an aging of those gross unrealized losses at December 31, 2024.

	December 31, 2024								
	Less Than 12 Months			12 Months or More			Total		
	Number of Securities	Fair Value	Gross Unrealized Losses	Number of Securities	Fair Value	Gross Unrealized Losses	Number of Securities	Fair Value	Gross Unrealized Losses
					(in thousands)				
Available for sale:									
U.S. Treasuries	2	$ 48,615	$ (93)	-	$ -	$ -	2	$ 48,615	$ (93)
U.S. Government Agencies	-	-	-	-	-	-	-	-	-
Corporate debt securities	2	1,965	(35)	12	9,617	(633)	14	11,582	(668)
Municipal bonds	2	505	(4)	34	5,406	(335)	36	5,911	(339)
Collateralized mortgage obligations	8	31,619	(446)	-	-	-	8	31,619	(446)
Mortgage-backed securities	15	65,089	(1,721)	6	3,410	(210)	21	68,499	(1,931)
Total available for sale securities	29	$ 147,793	$ (2,299)	52	$ 18,433	$ (1,178)	81	$ 166,226	$ (3,477)
Held to maturity									
U.S. Government Agencies	-	$ -	$ -	29	$ 202,090	$ (64,671)	29	$ 202,090	$ (64,671)
Corporate debt securities	1	322	(3)	56	49,046	(5,640)	57	49,368	(5,643)
Total held to maturity securities	1	$ 322	$ (3)	85	$ 251,136	$ (70,311)	86	$ 251,458	$ (70,314)

The following is a summary of the fair value of securities with gross unrealized losses and an aging of those gross unrealized losses at December 31, 2023.

	December 31, 2023								
	Less Than 12 Months			12 Months or More			Total		
	Number of Securities	Fair Value	Gross Unrealized Losses	Number of Securities	Fair Value	Gross Unrealized Losses	Number of Securities	Fair Value	Gross Unrealized Losses
					(in thousands)				
Available for sale:									
U.S. Treasuries	-	$ -	$ -	3	$ 49,830	$ (218)	3	$ $ 49,830	$ (218)
U.S. Government Agencies	-	-	-	-	-	-	-	-	-
Corporate debt securities	-	-	-	15	14,471	(1,279)	15	14,471	(1,279)
Municipal bonds	12	3,417	(6)	41	5,895	(366)	53	9,312	(372)
Mortgage-backed securities	2	2,606	(21)	5	2,394	(123)	7	5,000	(144)
Total available for sale securities	14	$ 6,023	$ (27)	64	72,590	$ (1,986)	78	$ 78,613	$ (2,013)
Held to maturity									
U.S. Government Agencies	-	$ -	$ -	29	$ 204,364	$ (61,532)	29	$ 204,364	$ (61,532)
Corporate debt securities	-	-	-	57	49,220	(5,602)	57	49,220	(5,602)
Total held to maturity securities	-	$ -	$ -	86	$ 253,584	$ (67,134)	86	$ 253,584	$ (67,134)

As of December 31, 2024, 167 of First Guaranty's debt securities had gross unrealized losses totaling 15.0% of the individual securities' amortized cost basis and 12.2% of First Guaranty's total amortized cost basis of the investment securities portfolio. 137 of the 167 securities had been in a continuous loss position for over 12 months at such date. The 137 securities had an aggregate amortized cost basis of $341.1 million and an unrealized loss of $71.5 million at December 31, 2024. Management has the intent and ability to hold these debt securities until maturity or until anticipated recovery.

Securities are evaluated for impairment from credit losses at least quarterly and more frequently when economic or market conditions warrant such evaluation. Consideration is given to (i) the extent to which the fair value has been less than cost, (ii) the financial condition and near-term prospects of the issuer, (iii) the recovery of contractual principal and interest and (iv) the intent and ability of First Guaranty to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

Investment securities issued by the U.S. Government and Government sponsored enterprises with unrealized losses and the amount of unrealized losses on those investment securities that are the result of changes in market interest rates will not be credit impaired. First Guaranty has the ability and intent to hold these securities until recovery, which may not be until maturity.

There were no charge-offs recognized on securities during the year ended December 31, 2024. There was one charge-off, net of recovery, of $0.1 million recognized on a corporate security during the year ended December 31, 2023. There was a $0.1 million provision for credit losses recognized on securities during each of the years ended December 31, 2024 and 2023.

Gross realized gains on sales of securities were $0 for the years ended December 31, 2024 and 2023, respectively. Gross realized losses were $0 for the years ended December 31, 2024 and 2023. The tax applicable to these transactions amounted to $0 for 2024 and 2023, respectively. Proceeds from sales of securities classified as available for sale amounted to $0 for the years ended December 31, 2024 and 2023, respectively.

Net unrealized losses on available for sale securities included in accumulated other comprehensive income (loss) ("AOCI"), net of applicable income taxes, totaled $12.9 million and $13.0 million at December 31, 2024 and 2023. During 2024 and 2023 net gains, net of tax, reclassified out of AOCI into earnings totaled $0.

At December 31, 2024, First Guaranty's exposure to investment securities issuers that exceeded 10% of shareholders' equity was as follows:

	December 31, 2024			
	Amortized Cost		Fair Value	
	(in thousands)			
U.S. Government Treasuries (U.S.)	$	147,840	$	147,780
Federal Home Loan Bank (FHLB)		32,302		25,737
Federal Home Loan Mortgage Corporation (Freddie Mac-FHLMC)		98,990		70,391
Federal Farm Credit Bank (FFCB)		139,223		109,503
Government National Mortgage Association (Ginnie Mae-GNMA)		65,266		63,556
Total	$	**483,621**	$	**416,967**

Note 5. Loans

The following table summarizes the components of First Guaranty's loan portfolio as of December 31, 2024 and December 31, 2023:

	December 31,				
	2024			**2023**	
	Balance	**As % of Category**		**Balance**	**As % of Category**
		(in thousands, except for %)			
Real Estate:					
Construction & land development	$ 330,048	12.2%	$	399,435	14.5%
Farmland	35,991	1.3%		32,530	1.2%
1- 4 Family	450,371	16.7%		444,850	16.1%
Multifamily	165,121	6.1%		118,921	4.3%
Non-farm non-residential	1,159,842	42.9%		1,045,865	37.9%
Total Real Estate	**2,141,373**	**79.2%**		**2,041,601**	**74.0%**
Non-Real Estate:					
Agricultural	40,722	1.5%		41,008	1.5%
Commercial and industrial[1]	257,518	9.5%		334,972	12.1%
Commercial leases	220,200	8.2%		285,415	10.4%
Consumer and other	42,267	1.6%		54,485	2.0%
Total Non-Real Estate	**560,707**	**20.8%**		**715,880**	**26.0%**
Total Loans Before Unearned Income	**2,702,080**	**100.0%**		**2,757,481**	**100.0%**
Unearned income	(8,300)			(8,773)	
Total Loans Net of Unearned Income	$ **2,693,780**		$	**2,748,708**	

(1) Includes PPP loans fully guaranteed by the SBA of $1.6 million and $2.8 million at December 31, 2024 and December 31, 2023, respectively.

Accrued interest receivable on First Guaranty's loans totaled $13.4 million and $13.9 million at December 31, 2024 and December 31, 2023, respectively, and is included in accrued interest receivable on the consolidated balance sheet. Accrued interest receivable is excluded from First Guaranty's estimate of the allowance for credit losses.

The following table summarizes fixed and floating rate loans by contractual maturity, excluding nonaccrual loans, as of December 31, 2024 and December 31, 2023 unadjusted for scheduled principal payments, prepayments, or repricing opportunities. The average life of the loan portfolio may be substantially less than the contractual terms when these adjustments are considered

	December 31,					
	2024			**2023**		
	(in thousands)					
	Fixed	**Floating**	**Total**	**Fixed**	**Floating**	**Total**
One year or less	$ 240,685	$ 245,272	$ 485,957	$ 268,864	$ 88,884	$ 357,748
One to five years	501,800	256,720	758,520	782,754	357,981	1,140,735
Five to 15 years	62,412	293,173	355,585	88,490	269,918	358,408
Over 15 years	358,727	634,762	993,489	$ 334,337	541,066	875,403
Subtotal	$ **1,163,624**	$ **1,429,927**	**2,593,551**	$ **1,474,445**	$ **1,257,849**	**2,732,294**
Nonaccrual loans			108,529			25,187
Total Loans Before Unearned Income			**2,702,080**			**2,757,481**
Unearned income			(8,300)			(8,773)
Total Loans Net of Unearned Income			$ **2,693,780**			$ **2,748,708**

Included in floating rate loans are loans that adjust to a floating rate following an initial fixed rate period. The initial fixed rate periods are typically one, three, or five years.

The following tables present the age analysis of past due loans at December 31, 2024 and December 31, 2023:

	As of December 31, 2024					
	30-89 Days Past Due	90 Days or Greater Past Due	Total Past Due	Current	Total Loans	Recorded Investment 90 Days Accruing
	(in thousands)					
Real Estate:						
Construction & land development	$ 1,562	$ 11,018	$ 12,580	$ 317,468	$ 330,048	$ 7,394
Farmland	-	2,619	2,619	33,372	35,991	-
1- 4 family	12,917	10,053	22,970	427,401	450,371	-
Multifamily	199	27,542	27,741	137,380	165,121	-
Non-farm non-residential	38,607	58,279	96,886	1,062,956	1,159,842	4,108
Total Real Estate	53,285	109,511	162,796	1,978,577	2,141,373	11,502
Non-Real Estate:						
Agricultural	677	1,992	2,669	38,053	40,722	-
Commercial and industrial	1,293	6,762	8,055	249,463	257,518	-
Commercial leases	-	1,533	1,533	218,667	220,200	-
Consumer and other	860	233	1,093	41,174	42,267	-
Total Non-Real Estate	2,830	10,520	13,350	547,357	560,707	-
Total Loans Before Unearned Income	$ 56,115	$ 120,031	$ 176,146	$ 2,525,934	2,702,080	$ 11,502
Unearned income					(8,300))	
Total Loans Net of Unearned Income					$ 2,693,780	

	As of December 31, 2023					
	30-89 Days Past Due	90 Days or Greater Past Due	Total Past Due	Current	Total Loans	Recorded Investment 90 Days Accruing
	(in thousands)					
Real Estate:						
Construction & land development	$ 1,281	$ 530	$ 1,811	$ 397,624	$ 399,435	$ -
Farmland	97	836	933	31,597	32,530	-
1- 4 family	3,929	7,109	11,038	433,812	444,850	124
Multifamily	824	537	1,361	117,560	118,921	-
Non-farm non-residential	1,020	24,451	25,471	1,020,394	1,045,865	14,711
Total Real Estate	7,151	33,463	40,614	2,000,987	2,041,601	14,835
Non-Real Estate:						
Agricultural	240	1,426	1,666	39,342	41,008	57
Commercial and industrial	2,483	1,976	4,459	330,513	334,972	395
Commercial leases	-	1,799	1,799	283,616	285,415	-
Consumer and other	1,037	1,810	2,847	51,638	54,485	-
Total Non-Real Estate	3,760	7,011	10,771	705,109	715,880	452
Total Loans Before Unearned Income	$ 10,911	$ 40,474	$ 51,385	$ 2,706,096	2,757,481	$ $ 15,287
Unearned income					(8,773)	
Total Loans Net of Unearned Income					$ 2,748,708	

The tables above include $108.5 million and $25.2 million of nonaccrual loans for December 31, 2024 and 2023, respectively. See the tables below for more detail on nonaccrual loans.

The following is a summary of nonaccrual loans by class at the dates indicated.

| | As of December 31, 2024 | | |
	With Related Allowance	Without Related Allowance	Total
		(in thousands)	
Real Estate:			
Construction & land development	$ 697	$ 2,927	$ 3,624
Farmland	678	1,941	2,619
1- 4 family	7,309	2,744	10,053
Multifamily	25,986	1,556	27,542
Non-farm non-residential	7,976	46,195	54,171
Total Real Estate	**42,646**	**55,363**	**98,009**
Non-Real Estate:			
Agricultural	729	1,263	1,992
Commercial and industrial	1,724	5,038	6,762
Commercial leases	–	1,533	1,533
Consumer and other	233	-	233
Total Non-Real Estate	**2,686**	**7,834**	**10,520**
Total Nonaccrual Loans	$ **45,332**	$ **63,197**	$ **108,529**

| | As of December 31, 2023 | | |
	With Related Allowance	Without Related Allowance	Total
		(in thousands)	
Real Estate:			
Construction & land development	$ 530	$ -	$ 530
Farmland	511	325	836
1- 4 family	5,417	1,568	6,985
Multifamily	-	537	537
Non-farm non-residential	8,730	1.010	9,740
Total Real Estate	**15,188**	**3,440**	**18,628**
Non-Real Estate:			
Agricultural	399	970	1,369
Commercial and industrial	1,581	-	1,581
Commercial leases	-	1,799	1,799
Consumer and other	1,810	-	1,810
Total Non-Real Estate	**3,790**	**2,769**	**6,559**
Total Nonaccrual Loans	$ **18,978**	$ **6,209**	$ **25,187**

The following table presents First Guaranty's loan portfolio by credit quality classification and origination year as of the date indicated:

	As of December 31, 2024							
	2024	2023	2022	2021	2020	Prior	Revolving Loans	Total
				(in thousands)				
Real Estate:								
Construction & land development								
Pass	$ 18,411	$ 110,178	$ 135,554	$ 17,703	$ 1,728	$ 4,422	$ 12,734	$ 300,730
Special Mention	609	16,956	91	-	81	64	30	17,831
Substandard	-	1,461	8,572	599	246	525	-	11,403
Doubtful	-	-	-	84	-	-	-	84
Total Construction & land development	19,020	128,595	144,217	18,386	2,055	5,011	12,764	330,048
Current period gross charge-offs	-	-	39	-	-	-	-	39
Farmland								
Pass	2,373	11,976	3,499	3,312	1,599	1,922	2,865	27,546
Special Mention	3,029	-	57	-	1,656	76	-	4,818
Substandard	-	381	27	-	2,592	627	-	3,627
Doubtful	-	-	-	-	-	-	-	-
Total Farmland	5,402	12,357	3,583	3,312	5,847	2,625	2,865	35,991
Current period gross charge-offs	-	-	258	-	-	-	-	258
1- 4 family								
Pass	62,044	98,098	101,780	63,313	36,285	47,263	9,896	418,679
Special Mention	431	1,644	1,775	326	2,383	2,320	1,039	9,918
Substandard	-	4,186	3,129	4,689	1,619	4,343	3,543	21,509
Doubtful	-	-	73	-	-	119	73	265
Total 1- 4 family	62,475	103,928	106,757	68,328	40,287	54,045	14,551	450,371
Current period gross charge-offs	-	-	174	59	5	796	-	1,034
Multifamily								
Pass	446	9,196	44,395	48,143	14,607	5,135	4,419	126,341
Special Mention	-	-	7,100	506	-	1,577	-	9,183
Substandard	-	-	28,041	-	-	1,556	-	29,597
Doubtful	-	-	—	-	-	-	-	-
Total 1- 4 Multifamily	446	9,196	79,536	48,649	14,607	8,268	4,419	165,121
Current period gross charge-offs	-	-	-	-	-	-	-	-
Non-farm non-residential								
Pass	68,227	202,084	250,338	95,588	96,967	251,914	38,698	1,003,816
Special Mention	-	4,390	354	8,509	1,067	34,467	9,208	57,995
Substandard	11,356	9,213	32,688	37,181	916	2,917	3,694	97,965
Doubtful	-	-	-	-	66	-	-	66
Total non-farm non-residential	79,583	215,687	283,380	141,278	99,016	289,298	51,600	1,159,842
Current period gross charge-offs	-	3,793	1,031	3,009	331	836	-	9,000
Total Real Estate	**166,926**	**469,763**	**617,473**	**279,953**	**161,812**	**359,247**	**86,199**	**2,141,373**

	As of December 31, 2024							
	2024	2023	2022	2021	2020	Prior	Revolving Loans	Total
	(in thousands)							
Non-Real Estate:								
Agricultural								
Pass	2,102	2,766	7,815	2,904	1,142	5,676	13,130	35,535
Special Mention	18	74	1,793	10	132	112	91	2,230
Substandard	169	51	-	663	128	1,915	12	2,938
Doubtful	-	-	-	-	-	19	-	19
Total Agricultural	2,289	2,891	9,608	3,577	1,402	7,722	13,233	40,722
Current period gross charge-offs	-	-	-	33	-	-	-	33
Commercial and industrial								
Pass	27,172	26,410	19,230	39,601	30,833	13,946	80,769	237,961
Special Mention	4,082	660	78	91	38	80	306	5,335
Substandard	25	59	815	939	193	1,229	10,962	14,222
Doubtful	-	-	-	-	-	-	-	-
Total Commercial and industrial	31,279	27,129	20,123	40,631	31,064	15,255	92,037	257,518
Current period gross charge-offs	185	702	913	563	2,168	342	-	4,873
Commercial leases								
Pass	48,856	61,057	47,140	38,027	3,554	398	-	199,032
Special Mention	-	-	18,153	-	-	-	-	18,153
Substandard	-	-	3,015	-	-	-	-	3,015
Doubtful	-	-	-	-	-	-	-	-
Total Commercial leases	48,856	61,057	68,308	38,027	3,554	398	-	220,200
Current period gross charge-offs	-	-	-	-	-	-	-	-
Consumer and other loans								
Pass	8,457	14,710	4,083	3,257	4,467	6,262	-	41,236
Special Mention	-	29	42	98	26	-	-	195
Substandard	96	176	276	221	29	38	-	836
Doubtful	-	-	-	-	-	-	-	-
Total Consumer and other loans	8,553	14,915	4,401	3,576	4,522	6,300	-	42,267
Current period gross charge-offs	438	802	1,013	693	283	125	-	3,354
Total Non-Real Estate	**90,977**	**105,992**	**102,440**	**85,811**	**40,542**	**29,675**	**105,270**	**560,707**
Total Loans								
Pass	238,088	536,475	613,834	311,848	191,182	336,938	162,511	2,390,876
Special Mention	8,169	23,753	29,443	9,540	5,383	38,696	10,674	125,658
Substandard	11,646	15,527	76,563	44,292	5,723	13,150	18,211	185,112
Doubtful	-	-	73	84	66	138	73	434
Total Loans Before Unearned Income	**$ 257,903**	**$ 575,755**	**$ 719,913**	**$ 365,764**	**$ 202,354**	**$ 388,922**	**$ 191,469**	**$ 2,702,080**
Unearned income								(8,300)
Total Loans Net of Unearned Income								**$ 2,693,780**
Total Current Period Gross Charge-offs	**$ 623**	**$ 5,297**	**$ 3,428**	**$ 4,357**	**$ 2,787**	**$ 2,099**	**$ -**	**$ 18,591**

	As of December 31, 2023							
	2023	2022	2021	2020	2019	Prior	Revolving Loans	Total
				(in thousands)				
Real Estate:								
Construction & land development								
Pass	$ 134,527	$ 140,068	$ 75,884	$ 3,369	$ 8,533	$ 11,940	$ 18,907	$ 393,228
Special Mention	789	1,579	170	-	90	250	-	2,878
Substandard	-	716	458	263	94	1,668	-	3,199
Doubtful	-	39	91	-	-	-	-	130
Total Construction & land development	135,316	142,402	76,603	3,632	8,717	13,858	18,907	399,435
Current period gross charge-offs	-	-	-	-	-	-	-	-
Farmland								
Pass	9,513	4,032	3,340	1,768	253	2,730	2,162	23,798
Special Mention	-	194	-	514	-	359	-	1,067
Substandard	-	251	1,369	3,877	115	653	1,355	7,620
Doubtful	-	-	-	-	-	-	45	45
Total Farmland	9,513	4,477	4,709	6,159	368	3,742	3,562	32,530
Current period gross charge-offs	-	-	-	-	-	-	-	-
1- 4 family								
Pass	112,636	110,978	70,599	41,766	19,542	47,374	17,215	420,110
Special Mention	1,307	2,505	749	1,544	775	997	667	8,544
Substandard	48	2,625	5,368	1,357	1,956	3,086	773	15,213
Doubtful	-	122	391	-	239	159	72	983
Total 1- 4 family	113,991	116,230	77,107	44,667	22,512	51,616	18,727	444,850
Current period gross charge-offs	-	-	-	-	-	964	-	964
Multifamily								
Pass	9,945	76,217	6,121	15,131	1,877	2,311	5,110	116,712
Special Mention	-	-	-	-	-	1,648	24	1,672
Substandard	-	-	-	-	-	537	-	537
Doubtful	-	-	-	-	-	-	-	-
Total 1- 4 Multifamily	9,945	76,217	6,121	15,131	1,877	4,496	5,134	118,921
Current period gross charge-offs	-	-	-	-	-	-	-	-
Non-farm non-residential								
Pass	162,234	247,182	111,054	88,039	73,797	256,032	33,907	972,245
Special Mention	708	369	1,014	388	15,846	5,191	1,525	25,041
Substandard	247	18,930	18,488	-	-	6,125	4,723	48,513
Doubtful	-	-	-	66	-	-	-	66
Total non-farm non-residential	163,189	266,481	130,556	88,493	89,643	267,348	40,155	1,045,865
Current period gross charge-offs	-	-	-	138	-	-	-	138
Total Real Estate	431,954	605,807	295,096	158,082	123,117	341,060	86,485	2,041,601

	As of December 31, 2023							
	2023	2022	2021	2020	2019	Prior	Revolving Loans	Total
				(in thousands)				
Non-Real Estate:								
Agricultural								
Pass	2,555	10,406	3,142	1,336	1,532	2,378	16,259	37,608
Special Mention	-	104	-	81	-	-	25	210
Substandard	-	-	692	279	20	2,100	57	3,148
Doubtful	-	-	-	-	-	42	-	42
Total Agricultural	2,555	10,510	3,834	1,696	1,552	4,520	16,341	41,008
Current period gross charge-offs	-	-	-	-	-	-	-	-
Commercial and industrial								
Pass	41,105	27,800	48,097	53,585	5,613	27,634	119,886	323,720
Special Mention	63	37	4,382	146	-	53	598	5,279
Substandard	45	283	178	602	27	4,531	145	5,811
Doubtful	-	-	-	-	-	162	-	162
Total Commercial and industrial	41,213	28,120	52,657	54,333	5,640	32,380	120,629	334,972
Current period gross charge-offs	29	791	133	532	-	209	-	1,694
Commercial leases								
Pass	74,456	117,566	67,615	6,087	4,428	-	-	270,152
Special Mention	-	11,867	1,597	-	-	-	-	13,464
Substandard	-	1,799	-	-	-	-	-	1,799
Doubtful	-	-	-	-	-	-	-	-
Total Commercial leases	74,456	131,232	69,212	6,087	4,428	-	-	285,415
Current period gross charge-offs	-	-	-	-	-	-	-	-
Consumer and other loans								
Pass	21,257	8,770	6,463	6,164	650	7,887	150	51,341
Special Mention	36	151	255	87	15	19	-	563
Substandard	164	1,077	790	265	86	68	-	2,450
Doubtful	-	-	34	79	2	16	-	131
Total Consumer and other loans	21,457	9,998	7,542	6,595	753	7,990	150	54,485
Current period gross charge-offs	598	1,126	820	359	28	44	-	2,975
Total Non-Real Estate	**139,681**	**179,860**	**133,245**	**68,711**	**12,373**	**44,890**	**137,120**	**715,880**
Total Loans								
Pass	568,228	743,019	392,315	217,245	116,225	358,286	213,596	2,608,914
Special Mention	2,903	16,806	8,167	2,760	16,726	8,517	2,839	58,718
Substandard	504	25,681	27,343	6,643	2,298	18,768	7,053	88,290
Doubtful	-	161	516	145	241	379	117	1,559
Total Loans Before Unearned Income	**$ 571,635**	**$ 785,667**	**$ 428,341**	**$ 226,793**	**$ 135,490**	**$ 385,950**	**$ 223,605**	**$ 2,757,481**
Unearned income								(8,773)
Total Loans Net of Unearned Income								**$ 2,748,708**
Total Current Period Gross Charge-offs	**$ 627**	**$ 1,917**	**$ 953**	**$ 1,029**	**$ 28**	**$ 1,217**	**$ -**	**$ 5,771**

Note 6. Allowance for Credit Losses on Loans

A summary of changes in the allowance for credit losses, by portfolio type, for the years ended December 31, 2024 and 2023 are as follows:

	For the Year Ended December 31,				
	2024				
	Beginning Allowance (12/31/23)	Charge-Offs	Recoveries	Provision	Ending Allowance (12/31/24)
			(in thousands)		
Real Estate:					
Construction & land development	$ 5,845	$ (39)	$ 1	$ (1,877)	$ 3,930
Farmland	36	(258)	2	270	50
1- 4 family	6,653	(1,034)	12	3,612	9,243
Multifamily	1,614	-	-	2,335	3,949
Non-farm non-residential	10,596	(9,000)	93	9,842	11,531
Total Real Estate	**24,744**	**(10,331)**	**108**	**14,182**	**28,703**
Non-Real Estate:					
Agricultural	97	(33)	18	122	204
Commercial and industrial	2,711	(4,873)	235	3,921	1,994
Commercial leases	1,948	-	-	(229)	1,719
Consumer and other	1,426	(3,354)	551	2,714	1,337
Unallocated	-	-	-	854	854
Total Non-Real Estate	**6,182**	**(8,260)**	**804**	**7,382**	**6,108**
Total Loans	$ **30,926**	$ **(18,591)**	$ **912**	$ **21,564**	$ **34,811**
Unfunded lending commitments	2,810	-	-	(1,600)	1,210
Total	$ **33,736**	$ **(18,591)**	$ **912**	$ **19,964**	$ **36,021**

	For the Year Ended December 31,					
	2023					
	Beginning Allowance (12/31/22)	ASC 326 Adoption Day 1 Adjustment	Charge-Offs	Recoveries	Provision	Ending Allowance (12/31/23)
	(in thousands)					
Real Estate:						
Construction & land development	$ 1,232	$ 1,891	$ -	$ 7	$ 2,715	$ 5,845
Farmland	83	(39)	-	-	(8)	36
1- 4 family	1,761	3,465	(964)	93	2,298	6,653
Multifamily	746	1,418	-	-	(550)	1,614
Non-farm non-residential	9,280	307	(138)	230	917	10,596
Total Real Estate	13,102	7,042	(1,102)	330	5,372	24,744
Non-Real Estate:						
Agricultural	240	(98)	-	414	(459)	97
Commercial and industrial	2,194	2,971	(1,694)	205	(965)	2,711
Commercial leases	4,879	(162)	-	-	(2,769)	1,948
Consumer and other	2,506	(1,042)	(2,975)	426	2,511	1,426
Unallocated	597	(591)	-	-	(6)	-
Total Non-Real Estate	10,416	1,078	(4,669)	1,045	(1,688)	6,182
Total Loans	$ 23,518	$ 8,120	$ (5,771)	$ 1,375	$ 3,684	$ 30,926
Unfunded lending commitments	-	2,900	-	-	(90)	2,810
Total	$ 23,518	$ 11,020	$ (5,771)	$ 1,375	$ 3,594	33,763

Negative provisions are caused by changes in the composition and credit quality of the loan portfolio and by recoveries. The result is an allocation of the credit loss reserve from one category to another.

A summary of the allowance along with loans and leases individually and collectively evaluated are as follows:

	Allowance Individually Evaluated	Allowance Collectively Evaluated	Total Allowance for Credit Losses	Loans Individually Evaluated	Loans Collectively Evaluated	Total Loans before Unearned Income
			(in thousands)			
Real Estate:						
Construction & land development	$ 403	$ 3,527	$ 3,930	$ 10,724	$ 319,324	$ 330,048
Farmland	-	50	50	2,973	33,018	35,991
1- 4 family	430	8,813	9,243	3,174	447,197	450,371
Multifamily	2,942	1,007	3,949	27,516	137,605	165,121
Non-farm non-residential	1,229	10,302	11,531	54,201	1,105,641	1,159,842
Total Real Estate	**5,004**	**23,699**	**28,703**	**98,588**	**2,042,785**	**2,141,373**
Non-Real Estate:						
Agricultural	129	75	204	2,151	38,571	40,722
Commercial and industrial	3	1,991	1,994	5,194	252,324	257,518
Commercial leases	-	1,719	1,719	3,015	217,185	220,200
Consumer and other	-	1,337	1,337	-	42,267	42,267
Unallocated	-	854	854	-	-	-
Total Non-Real Estate	**132**	**5,976**	**6,108**	**10,360**	**550,347**	**560,707**
Total	**$ 5,136**	**$ 29,675**	**$ 34,811**	**$ 108,948**	**$ 2,593,132**	**$ 2,702,080**
Unearned Income						(8,300)
Total Loans Net of Unearned Income						**$ 2,693,780**

As of December 31, 2024

All loans individually evaluated for impairment as of December 31, 2024 were considered collateral dependent loans.

	As of December 31, 2023					
	Allowance Individually Evaluated	Allowance Collectively Evaluated	Total Allowance for Credit Losses	Loans Individually Evaluated	Loans Collectively Evaluated	Total Loans before Unearned Income
			(in thousands)			
Real Estate:						
Construction & land development	$ -	$ 5,845	$ 5,845	$ 1,389	$ 398,046	$ 399,435
Farmland	-	36	36	5,670	26,860	32,530
1- 4 family	316	6,337	6,653	5,066	439,784	444,850
Multifamily	-	1,614	1,614	537	118,384	118,921
Non-farm non-residential	3,047	7,549	10,596	46,571	999,294	1,045,865
Total Real Estate	**3,363**	**21,381**	**24,744**	**59,233**	**1,982,368**	**2,041,601**
Non-Real Estate:						
Agricultural	1	96	97	1,466	39,542	41,008
Commercial and industrial	758	1,953	2,711	4,464	330,508	334,972
Commercial leases	-	1,948	1,948	1,799	283,616	285,415
Consumer and other	-	1,426	1,426	-	54,485	54,485
Unallocated	-	-	-	-	-	-
Total Non-Real Estate	**759**	**5,423**	**6,182**	**7,729**	**708,151**	**715,880**
Total	**$ 4,122**	**$ 26,804**	**$ 30,926**	**$ 66,962**	**$ 2,690,519**	**$ 2,757,481**
Unearned Income						(8,773)
Total Loans Net of Unearned Income						**$ 2,748,708**

All loans individually evaluated for impairment as of December 31, 2023 were considered collateral dependent loans.

As of December 31, 2024 and 2023, First Guaranty had loans totaling $108.5 million and $25.2 million, respectively, not accruing interest. As of December 31, 2024, and 2023, First Guaranty had loans past due 90 days or more and still accruing interest totaling $11.5 million and $15.3 million, respectively. The average outstanding balance of nonaccrual loans in 2024 was $63.4 million compared to $22.5 million in 2023.

The Bank held loans that were individually evaluated for impairment at December 31, 2024 for which the repayment, on the basis of the assessment at the reporting date, is expected to be provided substantially though the operation or sale of the collateral and the borrower is experiencing financial difficulty. The Allowance for Credit Losses for these collateral-dependent loans is primarily based on the fair value of the underlying collateral at the reporting date. The following describes the type of collateral that secure collateral dependent loans:

- Residential real estate loans are primarily secured by first liens on residential real estate.

- Commercial real estate loans are primarily secured by office and industrial buildings, warehouses, retail shopping facilities and various special purpose properties, including hotels and restaurants.

- Construction and land loans are primarily secured by residential and commercial properties, which are under construction and/or redevelopment, and by raw land.

- Commercial loans are primarily secured by accounts receivable, inventory and equipment.

- Agriculture loans are primarily secured by farmland and equipment.

Loan Modifications Made to Borrowers Experiencing Financial Difficulty

Occasionally, the Bank modifies loans to borrowers in financial distress by providing certain concessions, such as principal forgiveness, term extension, an other-than-insignificant payment delay, interest only for a specified period of time, an interest rate reduction, or a combination of such concessions. When principal forgiveness is provided, the amount of forgiveness is charged-off against the allowance for credit losses. Upon the Bank's determination that a modified loan (or portion of a loan) has subsequently been deemed uncollectible, the loan (or portion of the loan) is charged-off. Reportable modifications to borrowers experiencing financial difficulty (MEFD) during the year ended December 31, 2024 consisted of $3.0 million term extensions, $0.6 million payment delays, and $0 with both term extensions and payment delays. The bank had $0 unfunded commitments to borrowers whose terms have been modified as a reportable MEFD as of December 31, 2024.

As of December 31, 2024, there have been no loans that were modified with in the previous 12 months for which there has been payment default during the period.

Note 7. Premises and Equipment

The components of premises and equipment at December 31, 2024 and 2023 are as follows:

	December 31,	
	2024	2023
	(in thousands)	
Land	$ 16,802	$ 15,541
Bank premises	60,741	55,452
Furniture and equipment	32,946	31,681
Construction in progress	2,407	14,368
Acquired value	**112,896**	**117,042**
Less: accumulated depreciation	45,107	47,250
Net book value	**$ 67,789**	**$ 69,792**

Depreciation expense amounted to $3.4 million and $3.0 million for 2024 and 2023, respectively. Interest cost capitalized as a construction cost was $0 for 2024 and 2023, respectively.

Note 8. Goodwill and Other Intangible Assets

Goodwill and intangible assets deemed to have indefinite lives are no longer amortized, but are subject to impairment testing. Other intangible assets, such as core deposit intangibles and loan servicing assets, continue to be amortized over their useful lives. Goodwill represents the purchase price over the fair value of net assets acquired from the Homestead Bancorp in 2007, Premier Bancshares, Inc. in 2017 and Union Bancshares, Incorporated in 2019. No impairment charges have been recognized since acquisition. Goodwill totaled $12.9 million at December 31, 2024 and 2023. Other intangible assets not subject to amortization totaled $0.1 million at December 31, 2024 and 2023.

The following table summarizes intangible assets subject to amortization.

	December 31,					
	2023			2022		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
	(in thousands)					
Core deposit intangibles	$ 16,266	$ 13,303	$ 2,963	$ 16,266	$ 12,607	$ 3,659
Loan servicing assets	2,200	1,789	411	2,198	1,659	539
Total	**$ 18,466**	**$ 15,092**	**$ 3,374**	**$ 18,464**	**$ 14,266**	**$ 4,198**

The core deposits intangible reflect the value of deposit relationships, including the beneficial rates, which arose from acquisitions. The weighted-average amortization period remaining for the core deposit intangibles is 4.3 years.

Amortization expense relating to purchase accounting intangibles totaled $0.7 million for the years ended December 31, 2024 and 2023, respectively.

Amortization expense of the core deposit intangible assets for the next five years is as follows:

For the Years Ended	Estimated Amortization Expense
	(in thousands)
December 31, 2025	$ 696
December 31, 2026	$ 696
December 31, 2027	$ 696
December 31, 2028	$ 696
December 31, 2029	$ 179

Note 9. Other Real Estate

Other real estate owned consists of the following at the dates indicated:

	December 31,	
	2024	2023
	(in thousands)	
Real Estate Owned Acquired by Foreclosure:		
Residential	$ 226	$ 309
Construction & land development	3	251
Non-farm non-residential	90	690
Total Other Real Estate Owned and Foreclosed Property	319	1,250
Allowance for Other Real Estate Owned losses	-	-
Net Other Real Estate Owned and Foreclosed Property	$ 319	$ 1,250

Loans secured by one-to-four family residential properties in the process of foreclosure totaled $1.4 million as of December 31, 2024.

Note 10. Deposits

A schedule of maturities of all time deposits are as follows:

	December 31, 2024
	(in thousands)
2025	$ 804,825
2026	335,461
2027	153,567
2028	107,561
2029 and thereafter	49,278
Total	$ 1,450,692

The table above includes $657.2 million in brokered deposits for December 31, 2024. The aggregate amount of jumbo time deposits, each with a minimum denomination of $250,000 totaled $201.0 million and $196.9 million at December 31, 2024 and 2023, respectively.

Note 11. Borrowings

Short-term borrowings are summarized as follows:

	December 31, 2024	December 31, 2023
	(in thousands)	
Federal Home Loan Bank advances	$ -	50,000
Repurchase agreements	7,009	6,297
Line of credit	-	10,000
Total short-term borrowings	$ 7,009	$ 66,297

First Guaranty maintains borrowing relationships with other financial institutions as well as the Federal Home Loan Bank on a short and long-term basis to meet liquidity needs. First Guaranty had $7.0 million in short-term borrowings outstanding at December 31, 2024 compared to $66.3 million outstanding at December 31, 2023.

Available lines of credit totaled $682.7 million at December 31, 2024 and $589.2 million at December 31, 2023.

The following schedule provides certain information about First Guaranty's short-term borrowings for the periods indicated:

	December 31,			
	2024		**2023**	
	(in thousands, except for %)			
Outstanding at year end	$	7,009	$	66,297
Maximum month-end outstanding	$	66,982	$	152,659
Average daily outstanding	$	24,849	$	67,102
Weighted average rate during the year		5.60%		5.78%
Weighted average rate at year end		5.56%		5.65%

Long-term debt is summarized as follows:

Senior long-term debt with a commercial bank, priced at floating Wall Street Journal Prime less 50 basis points (7.50% as of December 31, 2024), totaled $15.2 million at December 31, 2024 and $39.1 million at December 31, 2023. First Guaranty refinanced this note on October 2023. First Guaranty pays $1.0 million principal plus interest quarterly. This loan has a contractual maturity date of October 5, 2033. This long-term debt is secured by a pledge of 86.77% (4,823,899 shares) of First Guaranty's interest in First Guaranty Bank (a wholly owned subsidiary).

Junior subordinated debt, priced at Wall Street Journal Prime plus 75 basis points (8.75% as of December 31, 2024), totaled $15.0 million at December 31, 2024 and December 31, 2023. First Guaranty pays interest quarterly. The Note is unsecured and ranks junior in right of payment to any senior indebtedness and obligations to general and secured creditors. The current Note is scheduled to mature on June 21, 2032. The Note qualifies for treatment as Tier 2 capital for regulatory capital purposes.

Junior subordinated debt, priced at Wall Street Journal Prime plus 75 basis points (9.25% as of December 31, 2024), totaled $29.7 million at December 31, 2024 and $0 at December 31, 2023. This note was issued in March of 2024. First Guaranty pays interest monthly. The Note is unsecured and ranks junior in right of payment to any senior indebtedness and obligations to general and secured creditors. The current Note is scheduled to mature on March 28, 2034. The Note qualifies for treatment as Tier 2 capital for regulatory capital purposes.

At December 31, 2024, letters of credit issued by the FHLB totaling $455.7 million were outstanding and carried as off-balance sheet items, all of which expire by 2029. At December 31, 2023, letters of credit issued by the FHLB totaling $513.3 million were outstanding and carried as off-balance sheet items, all of which expire by 2024. The letters of credit are solely used for pledging towards public fund deposits. The FHLB has a blanket lien on substantially all of the loans in First Guaranty's portfolio which is used to secure borrowing availability from the FHLB. First Guaranty has obtained a subordination agreement from the FHLB on First Guaranty's farmland, agricultural, and commercial and industrial loans. These loans are available to be pledged for additional reserve liquidity.

As of December 31, 2024 obligations on long-term advances from FHLB, senior long-term debt and junior subordinated debentures totaled $194.9 million.

The scheduled payments are as follows:

	Long-term Advances from FHLB		Senior Long-term Debts		Junior Subordinated Debentures	
	(in thousands)					
2025	$	-	$	4,031	$	-
2026		-		4,031		-
2027		135,000		4,031		-
2028		-		3,180		-
2029		-		-		-
2030 and thereafter		-		-		45,000
Subtotal	$	135,000	$	15,273	$	45,000
Debt issuance costs		-		(104)		(255)
Total	$	135,000	$	15,169	$	44,745

Note 12. Capital Requirements

First Guaranty and the Bank are subject to various regulatory capital requirements administered by federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions that, if undertaken, could have a direct material effect on First Guaranty's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, First Guaranty and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require First Guaranty and the Bank to maintain minimum amounts and ratios of total and Tier 1 capital to risk-weighted assets and of Tier 1 capital to average assets. Management believes, as of December 31, 2024 and 2023, that First Guaranty and the Bank met all capital adequacy requirements.

In addition to establishing the minimum regulatory capital requirements, the regulations limit capital distributions and certain discretionary bonus payments to management if the institution does not hold a "capital conservation buffer" consisting of 2.5% of common equity Tier 1 capital to risk-weighted assets above the amount necessary to meet its minimum risk-based capital requirements. The Bank's capital conservation buffer was 4.11% at December 31, 2024. First Guaranty's capital conservation buffer was 3.04% at December 31, 2024.

As a result of the Economic Growth, Regulatory Relief, and Consumer Protection Act, the Federal Reserve Board has amended its small bank holding company and savings and loan holding company policy statement to provide that holding companies with consolidated assets of less than $3 billion that are (i) not engaged in significant nonbanking activities, (ii) do not conduct significant off-balance sheet activities, and (3) do not have a material amount of SEC-registered debt or equity securities, other than trust preferred securities, that contribute to an organization's complexity, are no longer subject to regulatory capital requirements, effective August 30, 2018. On January 1, 2024, First Guaranty ceased being considered a "small bank holding company". Accordingly, both First Guaranty and the Bank are required to maintain specified ratios of capital to risk-weighted assets.

In addition, as a result of the legislation, the federal banking agencies have developed a "Community Bank Leverage Ratio" (the ratio of a bank's Tier 1 capital to average total consolidated assets) for financial institutions with assets of less than $10 billion. A "qualifying community bank" that elects to be subject to this provision and exceeds this ratio will be deemed to be in compliance with all other capital and leverage requirements, including the capital requirements to be considered "well capitalized" under Prompt Corrective Action statutes. The federal banking agencies may consider a financial institution's risk profile when evaluating whether it qualifies as a community bank for purposes of the capital ratio requirement. The federal banking agencies set the new Community Bank Leverage Ratio at 9%. A financial institution can elect to be subject to this new definition. The new rule took effect on January 1, 2020. The Bank has not elected to follow the Community Bank Leverage Ratio.

At December 31, 2024, we satisfied the minimum regulatory capital requirements and were well capitalized within the meaning of federal regulatory requirements.

	Actual		Minimum Capital Requirements		Minimum to be Well Capitalized Under Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(in thousands, except for %)			
December 31, 2024						
Total Risk-Based Capital:						
Bank	$ 342,634	12.11%	$ 226,395	8.00%	$ 282,994	10.00%
Consolidated	$ 332,125	11.73%	$ 226,583	8.00%	$ 283,229	10.00%
Tier 1 Capital:						
Bank	$ 311,413	11.00%	$ 169,796	6.00%	$ 226,395	8.00%
Consolidated	$ 255,904	9.04%	$ 169,937	6.00%	$ 226,583	8.00%
Tier 1 Leverage Capital:						
Bank	$ 311,413	7.82%	$ 159,319	4.00%	$ 199,149	5.00%
Consolidated	$ 255,904	6.42%	$ 159,330	4.00%	$ 199,162	5.00%
Common Equity Tier One Capital:						
Bank	$ 311,413	11.00%	$ 127,347	4.50%	$ 183,946	6.50%
Consolidated	$ 222,846	7.87%	$ 127,453	4.50%	$ 184,099	6.50%
December 31, 2023						
Total Risk-Based Capital:						
Bank	$ 330,944	11.20%	$ 236,321	8.00%	$ 295,402	10.00%
Consolidated	N/A	N/A	N/A	N/A	N/A	N/A
Tier 1 Capital:						
Bank	$ 304,553	10.31%	$ 177,241	6.00%	$ 236,321	8.00%
Consolidated	N/A	N/A	N/A	N/A	N/A	N/A
Tier 1 Leverage Capital:						
Bank	$ 304,553	8.94%	$ 121,821	4.00%	$ 152,277	5.00%
Consolidated	N/A	N/A	N/A	N/A	N/A	N/A
Common Equity Tier One Capital:						
Bank	$ 304,553	10.31%	$ 132,931	4.50%	$ 192,011	6.50%
Consolidated	N/A	N/A	N/A	N/A	N/A	N/A

Note 13. Dividend Restrictions

The Federal Reserve Bank ("FRB") has stated that, generally, a bank holding company should not maintain a rate of distributions to shareholders unless its available net income has been sufficient to fully fund the distributions, and the prospective rate of earnings retention appears consistent with the bank holding company's capital needs, asset quality and overall financial condition. As a Louisiana corporation, First Guaranty is restricted under the Louisiana corporate law from paying dividends under certain conditions.

First Guaranty Bank may not pay dividends or distribute capital assets if it is in default on any assessment due to the FDIC. First Guaranty Bank is also subject to regulations that impose minimum regulatory capital and minimum state law earnings requirements that affect the amount of cash available for distribution. In addition, under the Louisiana Banking Law, dividends may not be paid if it would reduce the unimpaired surplus below 50% of outstanding capital stock in any year.

The Bank is restricted under applicable laws in the payment of dividends to an amount equal to current year earnings plus undistributed earnings for the immediately preceding year, unless prior permission is received from the Commissioner of Financial Institutions for the State of Louisiana. Dividends payable by the Bank in 2025 without permission will be limited to 2025 earnings plus the undistributed earnings of $8.1 million from 2024. In addition, our ability to pay dividends will continue to be subject, among other things, to certain regulatory guidance and/or restrictions.

Accordingly, at January 1, 2025, $302.4 million of First Guaranty's equity in the net assets of the Bank was restricted. In addition, dividends paid by the Bank to First Guaranty would be prohibited if the effect thereof would cause the Bank's capital to be reduced below applicable minimum capital requirements.

Note 14. Related Party Transactions

In the normal course of business, First Guaranty and its subsidiary, First Guaranty Bank, have loans, deposits and other transactions with its executive officers, directors, affiliates and certain business organizations and individuals with which such persons are associated. These transactions are completed with terms no less favorable than current market rates. An analysis of the activity of loans made to such borrowers during the year ended December 31, 2024 and 2023 follows:

	December 31,	
	2024	2023
	(in thousands)	
Balance, beginning of year	$ 55,885	$ 89,735
Net (Decrease) Increase	(7,872)	(33,850)
Balance, end of year	$ 48,013	$ 55,885

Unfunded commitments to First Guaranty and Bank directors and executive officers totaled $22.6 million and $19.6 million at December 31, 2024 and 2023, respectively. At December 31, 2024 First Guaranty and the Bank had deposits from directors and executives totaling $61.7 million. There were no participations in loans purchased from affiliated financial institutions included in First Guaranty's loan portfolio in 2024 or 2023.

During the years ended 2024 and 2023, First Guaranty paid approximately $0.3 million, respectively, for printing services and supplies and office furniture and equipment to Champion Industries, Inc., of which Mr. Marshall T. Reynolds, the Chairman of First Guaranty's Board of Directors, is President, Chief Executive Officer, Chairman of the Board of Directors and a major shareholder of Champion.

On December 21, 2015, First Guaranty issued a $15.0 million subordinated note (the "2015 Note") to Edgar Ray Smith III, a director of First Guaranty. The 2015 Note had a ten-year term (non-callable for first five years) and bore interest at a fixed annual rate of 4.0% for the first five years of the term and then adjusted to a floating rate based on the Prime Rate as reported by the *Wall Street Journal* plus 75 basis points for the period of time after the fifth year until redemption or maturity. On June 21, 2022, First Guaranty issued a $15.0 million subordinated note (the "2022 Note") to Mr. Smith, and used the proceeds of such issuance to redeem the 2015 Note in full. The 2022 Note has a ten-year term, maturing on June 21, 2032, is non-callable for the first five years, and bears interest at a floating rate based on the Prime Rate as reported by the *Wall Street Journal* plus 75 basis points. During the years ended 2024 and 2023, First Guaranty paid interest of $1.4 million and $1.2 million, respectively, under the 2022 Note.

On March 28, 2024, First Guaranty issued a $30.0 million subordinated note (the "2024 Note") to Smith & Tate Investment, L.L.C., a company controlled by Edgar Ray Smith III, a director of First Guaranty. The 2024 Note has a ten-year term, maturing on March 28, 2034, is non-callable for the first five years, and bears interest at a floating rate based on the Prime Rate as reported by the *Wall Street Journal* plus 75 basis points. During the year ended 2024, First Guaranty paid interest of $1.9 million, under the 2024 Note.

During the years ended 2024 and 2023, First Guaranty paid approximately $63,000 and $0.1 million, respectively, for the purchase and maintenance of First Guaranty's automobiles to subsidiaries of Hood Automotive Group, of which William K. Hood, a director of First Guaranty, is President.

During the years ended 2024 and 2023, First Guaranty paid approximately $9,300 and $0.7 million, respectively, for architectural services in relation to bank branches to Gasaway Gasaway Bankston Architects, of which bank subsidiary board member Andrew B. Gasaway is part owner.

During the years ended 2024 and 2023, First Guaranty paid approximately $0.8 million, respectively, to Centurion Insurance, an insurance brokerage agency, to bind coverage at market terms for property casualty insurance and health insurance. First Guaranty owns a 50% interest in Centurion and accounts for this investment under the equity method.

Note 15. Employee Benefit Plans

First Guaranty has an employee savings plan to which employees, who meet certain service requirements, may defer 1% up to the IRS legal limit of their base salaries, 6% of which may be matched up to 100%, at its sole discretion. Contributions to the savings plan were $0 and $80,000 in 2024 and 2023, respectively.

On May 19, 2022 the shareholders of First Guaranty adopted the First Guaranty Bank Equity Bonus Plan. The plan established an equity bonus pool of 80,000 shares. All full time employees of First Guaranty are eligible to participate. In May of 2024, 29,293 shares were distributed to five members of executive management. Grant date fair market value of the shares issued was $333,000. All shares were vested on the date of issuance. In December 31, 2023, 44,341 shares were distributed to a total of 311 employees. Grant date fair market value of the shares issued was $750,000. All shares were vested on the date of issuance.

Note 16. Other Expenses

The following is a summary of the significant components of other noninterest expense:

| | Years Ended December 31, | |
	2024	2023
	(in thousands, except share data)	
Other noninterest expense:		
Legal and professional fees	$ 4,465	$ 5,709
Data processing	1,555	2,100
ATM Fees	1,668	1,804
Marketing and public relations	1,240	1,927
Taxes - sales, capital and franchise	2,237	2,263
Operating supplies	336	778
Software expense and amortization	5,093	5,282
Travel and lodging	685	1,362
Telephone	424	382
Amortization of core deposits	696	696
Donations	267	595
Net costs from other real estate and repossessions	827	157
Regulatory assessment	4,688	3,136
Other	4,465	4,032
Total other noninterest expense	$ 28,646	$ 30,223

First Guaranty does not capitalize advertising costs. They are expensed as incurred and are included in other noninterest expense on the Consolidated Statements of Income. Advertising expense was $0.4 million for 2024 and $1.0 million for 2023.

Note 17. Income Taxes

The following is a summary of the provision for income taxes included in the Consolidated Statements of Income:

| | December 31, | |
	2024	2023
	(in thousands)	
Current	$ 3,518	$ 2,857
Deferred	40	(180)
Total	$ 3,558	$ 2,677

The difference between income taxes computed by applying the statutory federal income tax rate and the provision for income taxes in the financial statements is reconciled as follows:

| | December 31, | |
	2024	2023
	(in thousands, except for %)	
Statutory tax rate	21.0%	21.0%
Federal income taxes at statutory rate	$ 3,290	$ 2,452
Tax exempt municipal income	(146)	(102)
Other	74	107
State tax expense	340	220
Total	$ 3,558	$ 2,677

Deferred taxes are recorded based upon differences between the financial statement and tax basis of assets and liabilities, and available tax credit carry forwards. Temporary differences between the financial statement and tax values of assets and liabilities give rise to deferred taxes. The significant components of deferred taxes classified in First Guaranty's Consolidated Balance Sheets at December 31, 2024 and 2023 are as follows:

	December 31,	
	2024	2023
	(in thousands)	
Deferred tax assets:		
Allowance for credit losses	$ 7,596	$ 7,101
Other real estate owned	-	18
Unrealized losses on available for sale securities	677	416
Unrealized losses on available for sale securities transferred to held to maturity	2,743	3,029
Net operating loss	822	914
Other	277	473
Gross deferred tax assets	12,115	11,951
Deferred tax liabilities:		
Depreciation and amortization	(2,058)	(1,871)
Core deposit intangibles	(622)	(768)
Discount on purchased loans	(118)	(180)
Other	(1,367)	(927)
Gross deferred tax liabilities	(4,165)	(3,746)
Net deferred tax assets (liabilities)	$ 7,950	$ 8,205

First Guaranty determined that the net deferred tax asset at December 31, 2024 and 2023 was more likely than not to be realized based on an assessment of all available positive and negative evidence, and therefore no valuation allowance was recorded.

Net operating loss carryforwards for income tax purposes were $3.9 million and $4.4 million as of December 31, 2024 and 2023, respectively. The carryforwards were acquired in 2017 in the Premier acquisition and expire from 2027 to 2034, and will be utilized subject to annual Internal Revenue Code Section 382 limitations.

ASC 740-10, *Income Taxes*, clarifies the accounting for uncertainty in income taxes and prescribes a recognition threshold and measurement attribute for the consolidated financial statements recognition and measurement of a tax position taken or expected to be taken in a tax return. First Guaranty does not believe it has any unrecognized tax benefits included in its consolidated financial statements. First Guaranty has not had any settlements in the current period with taxing authorities, nor has it recognized tax benefits as a result of a lapse of the applicable statute of limitations. First Guaranty recognizes interest and penalties accrued related to unrecognized tax benefits, if applicable, in noninterest expense. During the years ended December 31, 2024 and 2023, First Guaranty did not recognize any interest or penalties in its consolidated financial statements, nor has it recorded an accrued liability for interest or penalty payments.

Note 18. Commitments and Contingencies

Off-balance sheet commitments

First Guaranty is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit and standby and commercial letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets. The contract or notional amounts of those instruments reflect the extent of the involvement in particular classes of financial instruments.

The exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby and commercial letters of credit is represented by the contractual notional amount of those instruments. The same credit policies are used in making commitments and conditional obligations as it does for balance sheet instruments. Unless otherwise noted, collateral or other security is not required to support financial instruments with credit risk.

Set forth below is a summary of the notional amounts of the financial instruments with off-balance sheet risk at December 31, 2024 and December 31, 2023.

	December 31,			
	2024		2023	
	(in thousands)			
Contract Amount				
Commitments to Extend Credit	$	134,178	$	304,218
Unfunded Commitments under lines of credit	$	186,006	$	214,546
Commercial and Standby letters of credit	$	13,576	$	13,971

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Each customer's creditworthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if deemed necessary upon extension of credit, is based on Management's credit evaluation of the counterpart. Collateral requirements vary but may include accounts receivable, inventory, property, plant and equipment, residential real estate and commercial properties.

Standby and commercial letters of credit are conditional commitments to guarantee the performance of a customer to a third party. These guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing and similar transactions. The majority of these guarantees are short-term, one year or less; however, some guarantees extend for up to three years. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities. Collateral requirements are the same as on-balance sheet instruments and commitments to extend credit.

There were no losses incurred on off-balance sheet commitments in 2024 or 2023. In accordance with ASC 326, the Bank has recorded an Allowance for Credit Losses on unfunded lending commitments of $1.2 million and $2.8 million at December 31, 2024 and 2023, respectively.

Note 19. Leases

First Guaranty's primary leasing activities relate to certain real estate leases of a portion of the main office, certain branches, and certain ATM locations. These leases have all been designated as operating leases. First Guaranty does not lease equipment under operating leases, and does not have leases designated as financing leases.

On June 28, 2024 First Guaranty sold three properties owned by it, two stand-alone branches and a portion of the headquarters building which also contains a branch, to a partnership owned by certain directors of First Guaranty. The aggregate purchase price was approximately $14.7 million. All of the properties are located in Louisiana.

First Guaranty concurrently entered into absolute net lease agreements with the partnership under which First Guaranty will lease each of the properties. Each of the lease agreements has an initial term of 15 years with specified renewal options. Annual payments due under the leases total approximately $1.3 million. The sale-leaseback transaction resulted in a pre-tax gain of approximately $13.3 million.

First Guaranty recorded operating right-of-use ("ROU") assets and corresponding lease liabilities of $11.5 million and $11.5 million, respectively. The discount rate was based on First Guaranty's estimated borrowing costs based on the lease term.

Information concerning First Guaranty's leases is as follows:

	Year Ended December 31,2024	Year Ended December 31,2023
Weighted-average lease term (in years)	14.3	4.6
Weighted-average discount rate	7.9%	2.9%

First Guaranty's operating lease ROU assets were $11.6 million and $0.3 million at December 31, 2024 and December 31, 2023, respectively, and the related operating lease liabilities were $11.6 million and $0.3 million, respectively. The ROU asset is included in Other Assets on the balance sheet, and the related operating lease liabilities are included in Other liabilities.

Operating lease expense, including short-term leases, is included in occupancy expense in the amount of $1.1 million and $0.5 million for the years ending December 31, 2024 and 2023, respectively. Lease expense for lease payments is recognized on a straight-line basis over the lease term. Cash payment for amounts included in the measurement of lease liabilities of $0.8 million and $0.1 million were included in operating cash flows for the respective years.

The following table reports minimum lease payments under non-cancelable operating leases at December 31, 2024:

		(in thousands)
2025	$	1,406
2026		1,406
2027		1,406
2028		1,351
2029		1,307
Thereafter		12,797
Total Lease Payments		19,673
Less: interest		(8,034)
Present value of lease liabilities	$	11,639

Note 20. Fair Value Measurements

The fair value of a financial instrument is the current amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. Valuation techniques use certain inputs to arrive at fair value. Inputs to valuation techniques are the assumptions that market participants would use in pricing the asset or liability. They may be observable or unobservable. First Guaranty uses a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The fair value hierarchy is as follows:

Level 1 Inputs – Unadjusted quoted market prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 Inputs – Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These might include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (such as interest rates, volatilities, prepayment speeds or credit risks) or inputs that are derived principally from or corroborated by market data by correlation or other means.

Level 3 Inputs – Unobservable inputs for determining the fair values of assets or liabilities that reflect an entity's own assumptions about the assumptions that market participants would use in pricing the assets or liabilities.

A description of the valuation methodologies used for instruments measured at fair value follows, as well as the classification of such instruments within the valuation hierarchy.

Securities available for sale. Securities are classified within Level 1 where quoted market prices are available in an active market. Inputs include securities that have quoted prices in active markets for identical assets. If quoted market prices are unavailable, fair value is estimated using quoted prices of securities with similar characteristics, at which point the securities would be classified within Level 2 of the hierarchy. Securities classified Level 3 as of December 31, 2024 includes corporate debt and municipal securities.

Loans evaluated individually. Fair value is measured by either the fair value of the collateral if the loan is collateral dependent (Level 2 or Level 3), or the present value of expected future cash flows, discounted at the loan's effective interest rate (Level 3). Fair value of the collateral is determined by appraisals or by independent valuation.

Other real estate owned. Properties are recorded at the balance of the loan or at estimated fair value less estimated selling costs, whichever is less, at the date acquired. Fair values of other real estate owned ("OREO") at December 31, 2024 and 2023 are determined by sales agreement or appraisal, and costs to sell are based on estimation per the terms and conditions of the sales agreement or amounts commonly used in real estate transactions. Inputs include appraisal values or recent sales activity for similar assets in the property's market; thus OREO measured at fair value would be classified within either Level 2 or Level 3 of the hierarchy.

Certain non-financial assets and non-financial liabilities are measured at fair value on a non-recurring basis including assets and liabilities related to reporting units measured at fair value in the testing of goodwill impairment, as well as intangible assets and other non-financial long-lived assets measured at fair value for impairment assessment.

The following table summarizes financial assets measured at fair value on a recurring basis as of December 31, 2024 and 2023, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value:

	December 31,		
	2024		2023
	(in thousands)		
Available for Sale Securities Fair Value Measurements Using:			
Level 1: Quoted Prices in Active Markets For Identical Assets	$ 147,780	$	49,830
Level 2: Significant Other Observable Inputs	127,222		23,172
Level 3: Significant Unobservable Inputs	6,095		10,483
Securities available for sale measured at fair value	$ 281,097	$	83,485

First Guaranty's valuation methodologies may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. While Management believes the methodologies used are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value.

The change in Level 1 securities available for sale from December 31, 2023 to December 31, 2024 was due to a net increase in Treasury bills of $98.0 million. There were no transfers between Level 1 and 2 securities available for sale from December 31, 2023 to December 31, 2024. There were no transfers between Level 2 and Level 3 from December 31, 2023 to December 31, 2024.

The following table reconciles assets measured at fair value on a recurring basis using unobservable inputs **(Level 3)**:

	Level 3 Changes		
	December 31,		
	2024		2023
	(in thousands)		
Balance, beginning of year	$ 10,483	$	$ 11,102
Total gains or losses (realized/unrealized):			
Included in earnings	-		-
Included in other comprehensive income	230		(38)
Purchases, sales, issuances and settlements, net	(4,618)		(581)
Transfers in and/or out of Level 3	-		-
Balance as of end of year	$ 6,095	$	$ 10,483

There were no gains or losses for the period included in earnings attributable to the change in unrealized gains or losses relating to assets still held as of December 31, 2024.

The following table measures financial assets and financial liabilities measured at fair value on a non-recurring basis as of December 31, 2024 and December 31, 2023, segregated by the level of valuation inputs within the fair value hierarchy utilized to measure fair value:

	December 31,	
	2024	2023
	(in thousands)	
Fair Value Measurements Using: Loan Individually Evaluated for Impairment		
Level 1: Quoted Prices in Active Markets For Identical Assets	$ -	$ -
Level 2: Significant Other Observable Inputs	-	-
Level 3: Significant Unobservable Inputs	50,449	8,083
Individually evaluated loans measured at fair value	$ 50,449	$ 8,083
Fair Value Measurements Using: Other Real Estate Owned		
Level 1: Quoted Prices in Active Markets For Identical Assets	$ -	$ -
Level 2: Significant Other Observable Inputs	319	1,250
Level 3: Significant Unobservable Inputs	-	-
Other real estate owned measured at fair value	$ 319	$ 1,250

ASC 825-10 provides First Guaranty with an option to report selected financial assets and liabilities at fair value. The fair value option established by this statement permits First Guaranty to choose to measure eligible items at fair value at specified election dates and report unrealized gains and losses on items for which the fair value option has been elected in earnings at each reporting date subsequent to implementation.

First Guaranty has chosen not to elect the fair value option for any items that are not already required to be measured at fair value in accordance with accounting principles generally accepted in the United States.

Note 21. Financial Instruments

Fair value estimates are generally subjective in nature and are dependent upon a number of significant assumptions associated with each instrument or group of similar instruments, including estimates of discount rates, risks associated with specific financial instruments, estimates of future cash flows and relevant available market information. Fair value information is intended to represent an estimate of an amount at which a financial instrument could be exchanged in a current transaction between a willing buyer and seller engaging in an exchange transaction. However, since there are no established trading markets for a significant portion of First Guaranty's financial instruments, First Guaranty may not be able to immediately settle financial instruments; as such, the fair values are not necessarily indicative of the amounts that could be realized through immediate settlement. In addition, the majority of the financial instruments, such as loans and deposits, are held to maturity and are realized or paid according to the contractual agreement with the customer.

Quoted market prices are used to estimate fair values when available. However, due to the nature of the financial instruments, in many instances quoted market prices are not available. Accordingly, estimated fair values have been estimated based on other valuation techniques, such as discounting estimated future cash flows using a rate commensurate with the risks involved or other acceptable methods. Fair values are estimated without regard to any premium or discount that may result from concentrations of ownership of financial instruments, possible income tax ramifications or estimated transaction costs. The fair value estimates are subjective in nature and involve matters of significant judgment and, therefore, cannot be determined with precision. Fair values are also estimated at a specific point in time and are based on interest rates and other assumptions at that date. As events change the assumptions underlying these estimates, the fair values of financial instruments will change.

Disclosure of fair values is not required for certain items such as lease financing, investments accounted for under the equity method of accounting, obligations of pension and other postretirement benefits, premises and equipment, other real estate, prepaid expenses, the value of long-term relationships with depositors (core deposit intangibles) and other customer relationships, other intangible assets and income tax assets and liabilities. Fair value estimates are presented for existing on- and off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. In addition, the tax ramifications related to the realization of the unrealized gains and losses have not been considered in the estimates. Accordingly, the aggregate fair value amounts presented do not purport to represent and should not be considered representative of the underlying market or franchise value of First Guaranty.

Because the standard permits many alternative calculation techniques and because numerous assumptions have been used to estimate the fair values, reasonable comparison of the fair value information with other financial institutions' fair value information cannot necessarily be made. The methods and assumptions used to estimate the fair values of financial instruments are as follows:

Cash and due from banks, interest-bearing deposits with banks, federal funds sold and federal funds purchased.

These items are generally short-term and the carrying amounts reported in the consolidated balance sheets are a reasonable estimation of the fair values.

Investment Securities.

Fair values are principally based on quoted market prices. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments or the use of discounted cash flow analyses.

Loans Held for Sale.

Fair values of mortgage loans held for sale are based on commitments on hand from investors or prevailing market prices. These loans are classified within level 3 of the fair value hierarchy.

Loans, net.

Market values are computed present values using net present value formulas. The present value is the sum of the present value of all projected cash flows on an item at a specified discount rate. The discount rate is set as an appropriate rate index, plus or minus an appropriate spread. These loans are classified within level 3 of the fair value hierarchy.

Loan individually evaluated for impairment.

Fair value is measured by either the fair value of the collateral if the loan is collateral dependent (Level 2 or Level 3), or the present value of expected future cash flows, discounted at the loan's effective interest rate (Level 3). Fair value of the collateral is determined by appraisals or by independent valuation.

Cash Surrender of BOLI.

The cash surrender value of BOLI approximates fair value.

Accrued interest receivable.

The carrying amount of accrued interest receivable approximates its fair value.

Deposits.

The fair value of customer deposits, excluding certificates of deposit, is the amount payable on demand. Market values of certificates of deposit are actually computed present values using net present value formulas. The present value is the sum of the present value of all projected cash flows on an item at a specified discount rate. The discount rate is set as an appropriate rate index, plus or minus an appropriate spread. Deposits are classified within level 3 of the fair value hierarchy.

Accrued interest payable.

The carrying amount of accrued interest payable approximates its fair value.

Borrowings.

The carrying amount of federal funds purchased and other short-term borrowings approximate their fair values. The fair value of First Guaranty's long-term borrowings is computed using net present value formulas. The present value is the sum of the present value of all projected cash flows on an item at a specified discount rate. The discount rate is set as an appropriate rate index, plus or minus an appropriate spread. Borrowings are classified within level 3 of the fair value hierarchy.

Other Unrecognized Financial Instruments.

The fair value of commitments to extend credit is estimated using the fees charged to enter into similar legally binding agreements, taking into account the remaining terms of the agreements and customers' credit ratings. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair values of letters of credit are based on fees charged for similar agreements or on estimated cost to terminate them or otherwise settle the obligations with the counterparties at the reporting date. At December 31, 2024 and 2023 the fair value of guarantees under commercial and standby letters of credit was not material.

The carrying amounts and estimated fair values of financial instruments at December 31, 2024 were as follows:

| | Carrying Amount | Fair Value Measurements at December 31, 2024 Using | | | |
		Level 1	Level 2	Level 3	Total
		(in thousands)			
Assets					
Cash and due from banks	$ 563,778	$ 563,778	$ -	$ -	$ 563,778
Federal funds sold	430	430	-	-	430
Securities, available for sale	281,097	147,780	127,222	6,095	281,097
Securities, held for maturity	321,622	-	251,458	-	251,458
Loans, net	2,658,969	-	-	2,508,440	2,508,440
Cash surrender value of BOLI	6,012	-	-	6,012	6,012
Accrued interest receivable	14,850	-	-	14,850	14,850
Liabilities					
Deposits	$ 3,476,260	$ -	$ -	$ 3,475,411	$ 3,475,411
Short-term advances from Federal Home Loan Bank	-	-	-	-	-
Short-term borrowings	-	-	-	-	-
Repurchase agreements	7,009	-	-	7,005	7,005
Accrued interest payable	20,437	-	-	20,437	20,437
Long-Term advances from Federal Home Loan Bank	135,000	-	-	134,977	134,977
Senior long-term debt	15,169	-	-	15,274	15,274
Junior subordinated debentures	44,745	-	-	45,000	45,000

The carrying amounts and estimated fair values of financial instruments at December 31, 2023 were as follows:

| | Carrying Amount | Fair Value Measurements at December 31, 2023 Using | | | |
		Level 1	Level 2	Level 3	Total
		(in thousands)			
Assets					
Cash and due from banks	$ 286,114	$ 286,114	$ -	$ -	$ 286,114
Federal funds sold	341	341	-	-	341
Securities, available for sale	83,485	49,830	23,172	10,483	83,485
Securities, held for maturity	320,638	-	253,584	-	253,584
Loans, net	2,717,782	-	-	2,581,979	2,581,979
Cash surrender value of BOLI	5,861	-	-	5,861	5,861
Accrued interest receivable	15,713	-	-	15,713	15,713
Liabilities					
Deposits	$ 3,009,094	$ -	$ -	$ 3,001,498	3,001,498
Short-term advances from Federal Home Loan Bank	50,000	-	-	50,000	50,000
Short-term borrowings	10,000	-	-	10,000	10,000
Repurchase agreements	6,297	-	-	6,285	6,285
Accrued interest payable	11,807	-	-	11,807	11,807
Long-Term advances from Federal Home Loan Bank	155,000	-	-	152,299	152,299
Senior long-term debt	39,099	-	-	39,304	39,304
Junior subordinated debentures	15,000	-	-	15,000	15,000

There is no material difference between the contract amount and the estimated fair value of off-balance sheet items that are primarily comprised of short-term unfunded loan commitments that are generally at market prices.

Note 22. Concentrations of Credit and Other Risks

First Guaranty monitors loan portfolio concentrations by region, collateral type, loan type, and industry on a monthly basis and has established maximum thresholds as a percentage of its capital to ensure that the desired mix and diversification of its loan portfolio is achieved. First Guaranty is compliant with the established thresholds as of December 31, 2024. Personal, commercial and residential loans are granted to customers, most of who reside in northern and southern areas of Louisiana. Although First Guaranty has a diversified loan portfolio, significant portions of the loans are collateralized by real estate located in Tangipahoa Parish and surrounding parishes in Southeast Louisiana. Declines in the Louisiana economy could result in lower real estate values which could, under certain circumstances, result in losses to First Guaranty.

The distribution of commitments to extend credit approximates the distribution of loans outstanding. Commercial and standby letters of credit were granted primarily to commercial borrowers.

Approximately 30.1% of First Guaranty's deposits are derived from local governmental agencies at December 31, 2024. These governmental depositing authorities are generally long-term customers. A number of the depositing authorities are under contractual obligation to maintain their operating funds exclusively with First Guaranty. In most cases, First Guaranty is required to pledge securities or letters of credit issued by the Federal Home Loan Bank to the depositing authorities to collateralize their deposits. Under certain circumstances, the withdrawal of all of, or a significant portion of, the deposits of one or more of the depositing authorities may result in a temporary reduction in liquidity, depending primarily on the maturities and/or classifications of the securities pledged against such deposits and the ability to replace such deposits with either new deposits or other borrowings. Public fund deposits totaled $1.0 billion at December 31, 2024.

Note 23. Litigation

First Guaranty is subject to various legal proceedings in the normal course of its business. First Guaranty assesses its liabilities and contingencies in connection with outstanding legal proceedings. Where it is probable that First Guaranty will incur a loss and the amount of the loss can be reasonably estimated, First Guaranty records a liability in its consolidated financial statements. First Guaranty does not record a loss if the loss is not probable or the amount of the loss is not estimable. First Guaranty Bank is a defendant in a lawsuit alleging fault for a loss of funds by a customer related to fraud by a third party with a possible loss range of $0.0 million to $1.5 million. The Bank denies the allegations and intends to vigorously defend against this lawsuit, which is in early stages and no trial date has been set. No accrued liability has been recorded related to this lawsuit. First Guaranty settled a case in the third quarter of 2021 for $1.1 million. A receivable for $0.9 million was recorded for recovery by a claim against First Guaranty's insurer. During the second quarter of 2024, First Guaranty received $0.5 million of the $0.9 million receivable. The remaining $0.4 million was written off. In the opinion of management, neither First Guaranty nor First Guaranty Bank is currently involved in such legal proceedings, either individually or in the aggregate, that the resolution is expected to have a material adverse effect on First Guaranty's consolidated results of operations, financial condition, or cash flows. However, one or more unfavorable outcomes in these ordinary claims or litigation against First Guaranty or First Guaranty Bank could have a material adverse effect for the period in which they are resolved. In addition, regardless of their merits or ultimate outcomes, such matters are costly, divert management's attention, and may materially and adversely affect the reputation of First Guaranty and First Guaranty Bank, even if resolved favorably.

Note 24. Condensed Parent Company Information

The following condensed financial information reflects the accounts and transactions of First Guaranty Bancshares, Inc. for the dates indicated:

First Guaranty Bancshares, Inc.
Condensed Balance Sheets

	December 31,	
	2024	2023
	(in thousands)	
Assets		
Cash	$ 2,541	$ 8,955
Investment in bank subsidiary	310,558	302,327
Other assets	2,707	2,952
Total Assets	$ 315,806	$ 314,234
Liabilities and Shareholders' Equity		
Short-term debt	-	10,000
Senior long-term debt	15,169	39,099
Junior subordinated debentures	44,745	15,000
Other liabilities	843	504
Total Liabilities	60,757	64,603
Shareholders' Equity	255,049	249,631
Total Liabilities and Shareholders' Equity	$ 315,806	$ 314,234


First Guaranty Bancshares, Inc.
Condensed Statements of Income


	December 31,	
	2024	**2023**
	(in thousands)	
Operating Income		
Dividends received from bank subsidiary	$ 9,330	$ 10,579
Net gains on sale of equity securities	-	-
Other income	655	638
Total operating income	**9,985**	**11,217**
Operating Expenses		
Interest expense	5,748	4,532
Salaries & Benefits	205	313
Other expenses	1,076	2,365
Total operating expenses	**7,029**	**7,210**
Income before income tax benefit and increase in equity in undistributed earnings of subsidiary	**2,956**	**4,007**
Income tax benefit	1,352	1,273
Income before increase in equity in undistributed earnings of subsidiary	**4,308**	**5,280**
Increase in equity in undistributed earnings of subsidiary	8,140	3,939
Net Income	**$ 12,448**	**$ 9,219**

First Guaranty Bancshares, Inc.
Condensed Statements of Cash Flows

	December 31,	
	2024	**2023**
	(in thousands)	
Cash flows from operating activities:		
Net income	$ 12,448	$ 9,219
Adjustments to reconcile net income to net cash provided by operating activities:		
Increase in equity in undistributed earnings of subsidiary	(8,140)	(3,939)
Depreciation and amortization	-	24
Net change in other liabilities	484	(296)
Net change in other assets	245	(580)
Net cash provided by operating activities	5,037	4,428
Cash flows from investing activities:		
Proceeds from sales of equity securities	-	-
Funds invested in equity securities	-	-
Funds invested in bank subsidiary	-	(17,000)
Net cash used in investing activities	-	(17,000)
Cash flows from financing activities:		
Net (decrease) increase in short-term borrowings	(10,000)	(10,000)
Proceeds from long-term borrowings, net of costs	29,700	40,097
Repayment of long-term debt	(24,030)	(22,946)
Net proceeds from issuance of common stock	-	20,000
Subsidiary payment for stock grants issued	334	750
Dividends paid	(7,455)	(9,698)
Net cash (used in) provided by financing activities	(11,451)	18,203
Net (decrease) increase in cash and cash equivalents	(6,414)	5,631
Cash and cash equivalents at the beginning of the period	8,955	3,324
Cash and cash equivalents at the end of the period	$ 2,541	$ 8,955

Item 9 - Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A - Contracts and Procedures

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this report, an evaluation was carried out under the supervision and with the participation of First Guaranty's management, including its Chief Executive Officer (Principal Executive Officer) and its Chief Financial Officer (Principal Financial Officer), of the effectiveness of its disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934). Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that these disclosure controls and procedures were effective.

For further information, see "Management's annual report on internal control over financial reporting" below. There was no change in First Guaranty's internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934) that occurred during the quarter ended December 31, 2024, that has materially affected, or is reasonably likely to materially affect, First Guaranty's internal control over financial reporting.

Management's Annual Report on Internal Control over Financial Reporting

The Management of First Guaranty Bancshares, Inc. has prepared the consolidated financial statements and other information in our Annual Report in accordance with accounting principles generally accepted in the United States of America and is responsible for its accuracy. The financial statements necessarily include amounts that are based on Management's best estimates and judgments. In meeting its responsibility, Management relies on internal accounting and related control systems. The internal control systems are designed to ensure that transactions are properly authorized and recorded in our financial records and to safeguard our assets from material loss or misuse. Such assurance cannot be absolute because of inherent limitations in any internal control system.

Management is responsible for establishing and maintaining the adequate internal control over financial reporting, as such term is defined in the Exchange Act Rules 13 – 15(f). Under the supervision and with the participation of Management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. This section relates to Management's evaluation of internal control over financial reporting including controls over the preparation of the schedules equivalent to the basic financial statements and compliance with laws and regulations. Our evaluation included a review of the documentation of controls, evaluations of the design of the internal control system and tests of the effectiveness of internal controls.

Based on our evaluation under the framework in *Internal Control – Integrated Framework*, Management concluded that internal control over financial reporting was effective as of December 31, 2024.

First Guaranty's independent registered public accounting firm has also issued an attestation report, which expresses an unqualified opinion on the effectiveness of First Guaranty's internal control over financial reporting as of December 31, 2024.

Item 9B - Other Information

(a) None

(b) During the three months ended December 31, 2024, no First Guaranty director or officer adopted or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as each term is defined in item 408(a) of Regulation S-K.

Item 9C - Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 5 - Market for Registrant's Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities

Shares of our common stock are traded on the Nasdaq Global Market under the symbol "FGBI". As of December 31, 2024, there were approximately 1,600 holders of record of our common stock.

The depositary shares underlying our Series A Preferred Stock are traded on the Nasdaq Global Market under the symbol "FGBIP".

Our common and preferred shareholders are entitled to receive dividends when, and if, declared by the Board of Directors, out of funds legally available for dividends. We have paid quarterly cash dividends on our common stock for each of the last 126 quarters dating back to the third quarter of 1993. The Board of Directors intends to continue to pay regular quarterly cash dividends on both our common and preferred stock. The ability to pay dividends in the future will depend on our earnings and financial condition, liquidity and capital requirements, regulatory restrictions, the general economic and regulatory climate and ability to service any equity or debt obligations senior to common stock. There are legal restrictions on the ability of First Guaranty Bank to pay cash dividends to First Guaranty Bancshares, Inc. Under federal and state law, we are required to maintain certain surplus and capital levels and may not distribute dividends in cash or in kind, if after such distribution we would fall below such levels. Specifically, an insured depository institution is prohibited from making any capital distribution to its shareholders, including by way of dividend, if after making such distribution, the depository institution fails to meet the required minimum level for any relevant capital measure including the risk-based capital adequacy and leverage standards.

Additionally, under the Louisiana Business Corporation Act, First Guaranty Bancshares, Inc. is prohibited from paying any cash dividends to shareholders if, after the payment of such dividend First Guaranty Bancshares would not be able to pay its debts as they became due in the usual course of business or its total assets would be less than its total liabilities or where net assets are less than the liquidation value of shares that have a preferential right to participate in First Guaranty Bancshares, Inc.'s assets in the event First Guaranty Bancshares, Inc. were to be liquidated.

First Guaranty Bancshares, Inc. did not repurchase any of its shares of common stock during 2024.



FIRST GUARANTY BANCSHARES, INC.

www.fgb.net